
10011079


5386



CSX CORPORATION
2009 Annual Report


CSX




CSX Executive Team

DEAR SHAREHOLDERS:

In 2009, CSX positioned itself as a stronger and more capable company during the worst recession in memory.

While a 15 percent volume decline led to a 22 percent reduction in earnings per share from continuing operations, we set records in safety, lowered our full-year operating costs by 20 percent, and delivered a record 74.7 percent operating ratio.


CSX
How tomorrow moves

CSX Executive Team:
Oscar Munoz, Executive Vice President and Chief Financial Officer. Ellen M. Fitzsimmons, Senior Vice President of Law and Public Affairs, General Counsel and Corporate Secretary. Clarence W. Gooden, Executive Vice President of Sales and Marketing and Chief Commercial Officer. Michael J. Ward, Chairman, President and Chief Executive Officer. David A. Brown, Executive Vice President and Chief Operating Officer. Lisa A. Mancini, Senior Vice President of Human Resources and Labor Relations.

At the same time, we maintained a healthy balance sheet supported by strong cash flows. This enabled CSX to sustain network investments of $1.6 billion for long-term growth and value creation while delivering dividends to shareholders.

Our 30,000 employees didn't just let the economy happen "to" us. When the downturn began, we moved quickly to respond. We lowered our cost. We took locomotives and railcars out of service. We ran fewer, longer trains. We reduced our consumption of fuel. We kept customer service levels high.

Many of the operational changes we made are systemic and permanent. As our markets continue to rebound, we will not need to re-introduce resources on a one-for-one basis. In fact, we'll use our experience – combined with new technology tools – to find new sources of improvement in safety, service and productivity.

We look forward to welcoming back many of our team members who were furloughed during the economic downturn. They are returning to a company that is better prepared to provide great customer service and even more secure jobs over the long term.

As part of our long-term focus, CSX will invest $1.7 billion in our network in 2010. This funding will go to maintain our network, comply with new government requirements, install new technology, purchase railcars and build or expand intermodal terminals.

As the economy improves and the potential for earnings improvement becomes more visible, CSX is also reinforcing its commitment to the balanced deployment of capital through dividends and share repurchases. In the first quarter of 2010, we increased our dividend by nine percent and resumed the repurchase of shares under an existing program.

As the nation becomes more aware of the benefits of freight rail transportation, we have the opportunity to dovetail our investments in the future with those of the states in which we operate.

For example, CSX is joining six states and the District of Columbia in developing the National Gateway. This multi-year infrastructure project will provide higher clearances under bridges and through tunnels for trains to move double-stack containers between the Mid-Atlantic ports and the Midwest. This initiative was recently awarded $98 million in funding through the American Recovery Reinvestment Act in recognition of the positive impact it will have on our nation.

As part of the National Gateway, CSX and its affiliates are in the process of building a new terminal facility in Northwest Ohio. When operational







in 2011, it will be one of the most environmentally friendly and technologically advanced freight terminals in the country. That's real, green, job-producing, rail-based infrastructure for our country, and real growth for CSX.

Public/private partnerships underscore the significant role that railroads will continue to play in our nation's future. The population will grow. More people will consume more things. Those things will have to be moved in ways that are good for the environment and help relieve highway congestion.

Our role is to seize those opportunities by doing what we do best – providing safe, efficient, and reliable transportation over a critical network that serves two thirds of the nation's population.

CSX's dynamic transportation network, operating plan and technology are harmonized to provide train service over the most efficient and cost-effective routes, while making the best use of our assets.

Operating Revenue
($ in millions)



$10,030
$11,255
$9,041
2007
2008
2009

Consolidated Operating Income
($ in millions)



$2,260
$2,768
$2,285
2007
2008
2009

Earnings Per Share
(continuing operations assuming dilution)



$2.77
$3.66
$2.87
2007
2008
2009

Dividend Per Share



$ .54
$ .77
$ .88
2007
2008
2009



We work closely with our customers to understand their requirements, optimize their supply chains and deliver real value. This enables us to price our service to the levels required to invest in America's capital-intensive rail system while running a safe, profitable business.

That would not have been possible 30 years ago, when freight railroads were strangled by regulation and on the brink of ruin. Since the passage of the Staggers Act in 1980, inflation-adjusted average rail rates have fallen almost 50 percent, accident rates are down some 70 percent, injuries are down more than 80 percent, freight rail traffic has nearly doubled, and railroads have reinvested over $440 billion back into America's rail system.

In short, today's freight railroads are a major source of competitive advantage for the United States. For the good of the country and its economy, we must keep it that way and build upon it.

CSX remains highly engaged in Washington to promote a balanced regulatory environment, even as real and proposed mandates are being put in place or considered.

At the same time, we are holding ourselves even more accountable for tackling important issues for our nation, including the environment, traffic congestion and fuel dependency.

In 2009, for example, CSX became the first major transportation provider to voluntarily commit to a significant reduction in CO_2 emissions intensity under the Environmental Protection Agency's Climate Leaders program. The company's commitment will reduce CO_2 emissions by 2.4 million tons – the equivalent of taking 441,000 cars off the road each year. This is achieved primarily through fuel efficiency and other environmental initiatives.

We are aggressively communicating these and other benefits of CSX freight rail through our "How Tomorrow Moves" advertising campaign, which has significantly raised public awareness around the country.

This is a year of opportunity for CSX. It's what our employees have been working toward, knowing that we have the potential to increase our profitability and investment as carloads return to our more efficient network.

Leaders across our 21,000-mile rail network are increasing their efforts to leverage that momentum and help everyone around them achieve results through clear, consistent communications.

After all, even with our excellent network, disciplined processes and leading-edge technologies, what sets CSX apart is our people.

We don't plan to miss a beat as the renaissance of our industry regains momentum.

Thank you for your investment in CSX.

Michael Ward

Michael J. Ward




CSX
How tomorrow moves
TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 25, 2009

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-8022

CSX CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	**62-1051971**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

500 Water Street, 15th Floor, Jacksonville, FL	**32202**	**(904) 359-3200**
(Address of principal executive offices)	*(Zip Code)*	*(Telephone number, including area code)*

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $1 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act).
Yes (X) No ( )

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes (X) No ( )

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes (X) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Exchange Act Rule 12b-2).
Large Accelerated Filer (X) Accelerated Filer ( ) Non-accelerated Filer ( )

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).
Yes ( ) No (X)

On June 26, 2009 (which is the last day of the second quarter and the required date to use), the aggregate market value of the Registrant's voting stock held by non-affiliates was approximately $13.5 billion (based on the New York Stock Exchange closing price on such date).

There were 390,035,435 shares of Common Stock outstanding on February 5, 2010 (the latest practicable date that is closest to the filing date).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement (the "Proxy Statement") to be filed no later than 120 days after the end of the fiscal year with respect to its annual meeting of shareholders scheduled to be held on May 4, 2010.

CSX CORPORATION
FORM 10-K
TABLE OF CONTENTS

CSX CORPORATION
PART I

Item 1. Business by Segment

CSX Corporation ("CSX") together with its subsidiaries (the "Company"), based in Jacksonville, Florida, is one of the nation's leading transportation suppliers. The Company's rail and intermodal businesses provide rail-based transportation services including traditional rail service and the transport of intermodal containers and trailers.

Rail

CSX Transportation, Inc.

CSX's principal operating company, CSX Transportation, Inc. ("CSXT"), provides an important link to the transportation supply chain through its approximately 21,000 route mile rail network, which serves major population centers in 23 states east of the Mississippi River, the District of Columbia, and the Canadian provinces of Ontario and Quebec. It serves over 70 ocean, river and lake ports along the Atlantic and Gulf Coasts, the Mississippi River, the Great Lakes and the St. Lawrence Seaway. CSXT also serves thousands of production and distribution facilities through track connections to more than 240 short-line and regional railroads.

Other Entities

In addition to CSXT, the rail segment includes non-railroad subsidiaries Total Distribution Services, Inc. ("TDSI"), Transflo Terminal Services, Inc. ("Transflo"), CSX Technology, Inc. ("CSX Technology") and other subsidiaries. TDSI serves the automotive industry with distribution centers and storage locations, while Transflo provides logistical solutions for transferring products from rail to trucks. CSX Technology and other subsidiaries provide support services for the Company.

Intermodal

CSX Intermodal, Inc. ("Intermodal") is a stand-alone, integrated intermodal transportation provider linking customers to railroads via trucks and terminals. Containers and trailers are loaded and unloaded from trains, and trucks provide the link between intermodal terminals and the customer.

Lines of Business

Together, the rail and intermodal segments generated $9 billion of revenue during 2009 and served four primary lines of business:

- The merchandise business is the most diverse market with nearly 2.1 million carloads per year of aggregates (which includes crushed stone, sand and gravel), metal, phosphate, fertilizer, food, consumer (manufactured goods and appliances), agricultural, paper and chemical products. The merchandise business generated approximately 48% of the Company's revenue in 2009 and 36% of volume.

- Coal, which delivered approximately 1.6 million carloads of coal, coke and iron ore to electricity generating power plants, ocean, river and lake piers and terminals, steel makers and industrial plants, accounted for approximately 30% of the Company's revenue in 2009 and 27% of volume. The Company transports almost one-third of every ton of coal used for generating electricity in the areas it serves.

- Automotive, which delivers finished vehicles and auto parts, generated approximately 6% of the Company's revenue and 4% of the Company's volume in 2009. The Company delivers approximately 30% of North America's light vehicles, serving both domestic manufacturers and the increasing number of global manufacturers that produce cars in the United States.

- Intermodal, which combines the superior economics of rail transportation with the short-haul flexibility of trucks, offers a competitive cost advantage over long-haul trucking. Through its network of more than 50 terminals, Intermodal serves all major markets east of the Mississippi and transports mainly manufactured consumer goods in containers, providing customers with truck-like service for longer shipments. For 2009, Intermodal accounted for approximately 13% of the Company's total revenue and 33% of volume.

Other revenue, which includes revenue from regional subsidiary railroads, demurrage, switching and other incidental charges, accounted for 3% of the Company's total 2009 revenue. Revenue from regional railroads includes shipments by railroads that the Company does not directly operate. Demurrage represents charges assessed when freight cars are held beyond a specified period of time. Switching revenue is generated when CSXT switches cars between trains for a customer or another railroad.

Other Businesses

CSX's other holdings include CSX Real Property, Inc., a subsidiary responsible for the Company's real estate sales, leasing, acquisition and management and development activities. These activities are classified in other income – net because they are not considered by the Company to be operating activities. Results of these activities fluctuate with the timing of real estate sales. In 2009, CSX sold the stock of a subsidiary that indirectly owned Greenbrier Hotel Corporation, owner of The Greenbrier resort. These results are now classified as discontinued operations. For more information, see Note 14, Discontinued Operations.

Financial Information about Operating Segments

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for operating revenue, operating income and total assets by segment for each of the last three fiscal years.

CSX CORPORATION
PART I

Company History

A leader in freight rail transportation for more than 180 years, the Company's roots date back to the early nineteenth century when The Baltimore and Ohio Railroad Company ("B&O") – the nation's first common carrier – was chartered in 1827. Since that time, the Company has built on the foundation laid by early pioneers who had a vision to create a railroad that could safely and reliably service the ever-increasing demands of a growing nation.

Since its founding, numerous railroads have combined with the former B&O through merger and consolidation to create what has become CSX. Each of the railroads that combined into the CSX family brought unique and valuable geographical reach to new markets, gateways, cities, ports and transportation corridors.

CSX was incorporated in 1978 under Virginia law. In 1980, the Company completed the merger of the Chessie System ("Chessie") and Seaboard Coast Line Industries ("Seaboard") into CSX. The merger allowed the Company to connect northern population centers and Appalachian coal fields to growing southeastern markets. In 1986, the Chessie and Seaboard operating entities were transferred to the rail entity CSXT, which was created through the merger. Intermodal was originally formed in 1986 in order to provide nationwide, door-to-door intermodal service.

In 1997, CSXT and Norfolk Southern Railway jointly acquired the rights to operate Conrail, Inc. ("Conrail") and then in 2004, CSXT acquired an allocated portion of Conrail's assets, which CSXT operated. Conrail was formed in 1976 from several financially troubled northeast railroads to restructure and revive the region's railroads. The Company's acquisition of key portions of Conrail allows CSXT to link the northeast, including New England and the New York metropolitan area, with Chicago, midwest markets and the growing areas in the southeast that were already served by CSXT. This current rail network allows the Company to directly serve every major market in the eastern United States with safe, dependable, environmentally friendly and fuel efficient freight transportation and intermodal service.

Regulatory Environment

The Company's operations are subject to various federal, state and local laws and regulations, generally applicable to many businesses in the United States. The railroad operations conducted by the Company's subsidiaries, including CSXT, are subject in many respects to the regulatory jurisdiction of the Surface Transportation Board ("STB"), the Federal Railroad Administration ("FRA"), and its sister agency within the U.S. Department of Transportation ("DOT"), the Pipeline and Hazardous Materials Safety Administration ("PHMSA"). Together, FRA and PHMSA have broad jurisdiction over railroad operating standards and practices, including track, freight cars and locomotives, and hazardous materials requirements. Additionally, the Transportation Security Administration ("TSA"), a component of the Department of Homeland Security ("DHS"), has broad authority over railroad operating practices that may include homeland security implications.

Decisions and rulemaking by these and other agencies can significantly affect the Company's operations and profitability. For example, in 2008, both DOT and TSA issued rules that apply to the transportation of certain kinds of highly hazardous materials. The DOT rules require railroads to analyze routes used to transport these products and to apply specific criteria in selecting routes to be used. The new TSA rules place significant new security and safety requirements on passenger and freight railroad carriers, rail transit systems, and facilities that ship hazardous materials by rail. In some cases, state and local laws and regulations can be preempted in their application to railroads by the operation of these and other federal authorities.

Although the Staggers Act of 1980 significantly deregulated rail rates and much of the rail traffic of the Company's subsidiaries is currently exempt from rate regulation by agency decision, the STB has broad jurisdiction over railroad commercial practices, including some railroad rates, routes, fuel surcharges, conditions of service and the extension or abandonment of rail lines. This includes jurisdiction over freight car charges, the transfer, extension or abandonment of rail lines, rates charged on certain regulated rail traffic and any acquisition of control over rail common carriers.

In 2008, Congress enacted the Rail Safety Improvement Act. The legislation includes a mandate that all Class I freight railroads implement a positive train control system ("PTC") by December 31, 2015. PTC must be installed on all main lines with passenger and commuter operations as well as those over which toxic-by-inhalation hazardous materials ("TIH") are transported. Implementation of a PTC system is designed to prevent train-to-train collisions, over-speed derailments, incursions into established work-zone limits, and a train from diverting off-course onto another set of tracks through a switch left in a wrong position. Significant capital costs are anticipated with the implementation of PTC as well as ongoing operating expenses. CSX estimates that the total cost of PTC implementation will likely exceed $750 million for the Company.

In December 2009, a proposed bill called the "Surface Transportation Board Reauthorization Act of 2009" ("STB Reauthorization Bill") was introduced in the Senate. If adopted as proposed, this bill could have a material adverse effect on commercial practices and railroad operations. The current proposal in the Senate contains fundamental changes in laws that were designed to sustain the railroads. Some of the proposed changes in the STB Reauthorization Bill are not yet clearly defined, and others call for new and broad government involvement into railroad operations. CSX believes the bill, in its current form, could have a material adverse effect on the Company's revenue and operations, as well as the ability to invest in enhancing and maintaining vital infrastructure. CSX will continue to work diligently with the Senate staff, as well as with Senators, to forge a balanced regulatory approach.

For further discussion on regulatory risks to the Company, see Item 1A. Risk Factors.

Competition

The business environment in which the Company operates is highly competitive. Shippers typically select transportation providers that offer the most compelling combination of service and price. Service requirements, both in terms of transit time and reliability, vary by shipper and commodity. As a result, the Company's primary competition varies by commodity, geographic location and mode of available transportation.

CSXT's primary rail competitor is Norfolk Southern Railway, which operates throughout much of the Company's territory. Other railroads also operate in parts of the Company's territory. Depending on the specific market, competing railroads and deregulated motor carriers may exert pressure on price and service levels. For further discussion on the risk of competition to the Company, see Item 1A. Risk Factors.

Other Information

CSX makes available on its website www.csx.com, free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on the CSX website is not part of this annual report on Form 10-K. Additionally, the Company has posted its code of ethics on its website, which is also available to any shareholder who requests it. This Form 10-K and other SEC filings made by CSX are also accessible through the SEC's website at www.sec.gov.

CSX has included the certifications of its Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") required by Section 302 of the Sarbanes-Oxley Act of 2002 ("the Act") as Exhibit 31, as well as Section 906 of the Act as Exhibit 32 to this Form 10-K report. Additionally, on May 29, 2009, CSX filed its annual CEO certification with the New York Stock Exchange ("NYSE") confirming CSX's compliance with the NYSE Corporate Governance Listing Standards. The CEO was not aware of any violations of these standards by CSX as of February 5, 2010 (the latest practicable date that is closest to the filing of this Form 10-K). This certification is also included as Exhibit 99 to this Form 10-K.

The Company's annual average number of employees was approximately 30,000 in 2009, which includes approximately 26,000 union employees. Most of the Company's employees provide or support transportation services. The information set forth in Item 6. Selected Financial Data is incorporated herein by reference.

For additional information concerning business conducted by the Company during 2009, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data - Note 17, Business Segments.

Item 1A. Risk Factors

The following risk factors could have a materially adverse effect on the Company's financial condition, results of operations or liquidity, and could cause those results to differ materially from those expressed or implied in the Company's forward-looking statements. Additional risks and uncertainties not currently known to the Company or that the Company currently does not deem to be material also may materially impact the Company's financial condition, results of operations or liquidity.

New legislation or regulatory changes could impact the Company's earnings or restrict its ability to independently negotiate prices.

Legislation passed by Congress or new regulations issued by federal agencies can significantly affect the revenues, costs and profitability of the Company's business. For instance, legislation proposed in the Senate in December 2009, if adopted, would significantly change the federal regulatory framework of the railroad industry. Several of the changes under consideration could have a significant negative impact on the Company's ability to determine prices for rail services, meet service standards and would likely force a reduction in capital spending. Statutes imposing price constraints or affecting rail-to-rail competition could adversely affect the Company's profitability. Also, additional regulations related to environmental matters such as greenhouse gas emissions could increase the Company's operating costs or reduce operating efficiencies or negatively impact the business of CSX customers.

Government regulation and compliance risks may adversely affect the Company's operations and financial results.

The Company is subject to the jurisdiction of various regulatory agencies, including the STB, the FRA and other state and federal regulatory agencies for a variety of economic, health, safety, labor, environmental, tax, legal and other matters. New rules or regulations by these agencies could increase the Company's operating costs or reduce operating efficiencies. For example, the Rail Safety Improvement Act of 2008 ("RSIA") imposes limits on employee work hours and may result in higher operating costs for the Company. The RSIA also mandated the installation by December 31, 2015 of Positive Train Control (PTC) on main lines that carry certain hazardous materials and on lines that have commuter or passenger operations. The FRA issued its final rule in January 2010 on the design, operational requirements and implementation of the new technology. The final rule is expected to impose significant new costs on CSX and the rail industry. Noncompliance with these and other applicable laws or regulations could erode public confidence in the Company and can subject the Company to fines, penalties and other legal or regulatory sanctions.

Climate change legislation and regulation could adversely affect the Company's operations and financial results.

Regulation or legislation that potentially imposes restrictions, caps, taxes, or other controls on emissions of greenhouse gas could adversely affect operations and financial results. More specifically, increased energy costs resulting from legislative or regulatory actions could adversely impact CSX by: (1) making it difficult for CSX's customers in the U.S. to produce products in a cost competitive manner (particularly in the absence of similar regulations in countries like India and China); (2) increasing CSX's fuel costs and hurting fuel efficiency; and (3) reducing the consumption of coal as an energy resource in the United States. Any of these factors could reduce the amount of traffic handled and have a material adverse effect on the Company's financial condition, results of operations or liquidity.

CSXT, as a common carrier by rail, is required by law to transport hazardous materials, which could expose the Company to significant costs and claims.

Under federal regulations, CSXT is required to transport hazardous materials under its common carrier obligation. A train accident involving the transport of hazardous materials could result in significant claims arising from personal injury, property damage, and environmental penalties and remediation. Such claims could exceed existing insurance coverage or insurance may not continue to be available at commercially reasonable rates. CSXT is also required to comply with regulations regarding the handling of hazardous materials.

In November 2008, the TSA issued final rules placing significant new security and safety requirements on passenger and freight railroad carriers, rail transit systems, and facilities that ship hazardous materials by rail. Noncompliance with these rules can subject the Company to significant penalties and could be a factor in litigation arising out of a train accident. Finally, legislation preventing the transport of hazardous materials through certain cities could result in network congestion and increase the length of haul for hazardous substances, which could result in increased operating costs, reduced operating efficiency or increase the risk of an accident involving the transport of hazardous materials.

The Company is subject to environmental laws and regulations that may result in significant costs.

The Company's operations are subject to wide-ranging federal, state and local environmental laws and regulations concerning, among other things, emissions into the air, discharges into water, the handling, storage, transportation and disposal of waste and other materials and clean-up of hazardous material or petroleum releases. In certain circumstances, environmental liability can extend to formerly owned or operated properties, leased properties, adjacent properties and properties owned by third parties or Company predecessors, as well as to properties currently owned and used by the Company.

The Company has been, and may be subject to, allegations or findings to the effect that it has violated, or is strictly liable under, environmental laws or regulations, and such violations can result in the Company's incurring fines, penalties or costs relating to the clean-up of environmental contamination. Although the Company believes it has appropriately recorded current and long-term liabilities for known future environmental costs, it could incur significant costs that exceed reserves or require unanticipated cash expenditures as a result of any of the foregoing. The Company also may be required to incur significant expenses to investigate and remediate known, unknown or future environmental contamination.

General economic conditions could negatively affect demand for commodities and other freight.

The current economic environment has adversely affected demand for rail and intermodal services. Further decline in general domestic and global economic conditions that affect demand for the commodities the Company carries could reduce revenues or have other adverse effects.

Weaknesses in the capital and credit markets could negatively impact the Company's access to capital.

The Company is in a capital intensive industry that requires continuing infrastructure improvements and acquisition of capital assets. The Company from time to time accesses the credit markets for additional liquidity. Adverse conditions in the credit markets could increase the Company's costs associated with issuing debt, limit the Company's ability to sell debt securities on acceptable terms and impede the Company's ability to revise its current debt arrangements as contemplated.

Network congestion could have a negative impact on service and operating efficiency.

CSXT may experience rail network difficulties related to increased passenger activities in capacity-constrained areas or regulatory changes impacting when CSXT can transport freight or service routes that could have a negative effect on CSXT's operational fluidity, leading to deterioration of service, asset utilization and overall efficiency.

The Company relies on the stability and availability of its technology systems to operate its business.

The Company relies on information technology in all aspects of its business. A significant disruption or failure of the Company's information technology systems, including computer hardware, software and communications equipment, could result in a service interruption, safety failure, security breach or other operational difficulties. The performance and reliability of the Company's technology systems are critical to its ability to operate and compete safely and effectively.

Disruption of the supply chain could negatively affect operating efficiency and increase costs.

The capital intensive nature and sophistication of core rail equipment (including rolling stock equipment, locomotives, rail, and ties) limits the number of railroad equipment suppliers. If any of the current manufacturers stops production or experiences a supply shortage, CSXT could experience a significant cost increase or material shortage. In addition, a few critical railroad suppliers are foreign and, as such, adverse developments in international relations, new trade regulations, disruptions in international shipping, or increases in global demand could make procurement of these supplies more difficult or increase CSXT's operating costs.

Additionally, if a fuel supply shortage were to arise, whether due to the Organization of the Petroleum Exporting Countries or other production restrictions, lower refinery outputs, a disruption of oil imports or otherwise, the Company would be negatively impacted.

Failure to complete negotiations on collective bargaining agreements could result in strikes and/or work stoppages.

Most of CSXT's employees are represented by labor unions and are covered by collective bargaining agreements. Generally speaking, these agreements are bargained nationally by the National Carriers Committee. In the rail industry, negotiations have generally taken place over a number of years and previously have not resulted in any extended work stoppages. If CSXT is unable to negotiate acceptable agreements, however, it could result in strikes by the affected workers, loss of business and increased operating costs as a result of higher wages or benefits paid to union members. Under the Railway Labor Act's procedures (which include mediation, cooling-off periods and the possibility of Presidential intervention), neither party may take action until the procedures are exhausted.

The Company faces competition from other transportation providers.

The Company experiences competition in the form of pricing, service, reliability and other factors from various transportation providers including railroads and motor carriers that operate similar routes across its service area and, to a less significant extent, barges, ships and pipelines. Transportation providers such as motor carriers and barges utilize public rights-of-way that are built and maintained by governmental entities while CSXT and other railroads must build and maintain rail networks using largely internal resources. Any future improvements or expenditures materially increasing the quality or reducing the cost of alternative modes of transportation, or legislation providing for less stringent size or weight restrictions on trucks, could negatively impact the Company's competitive position.

Future acts of terrorism, war or regulatory changes to combat the risk of terrorism may cause significant disruptions in the Company's operations.

Terrorist attacks, along with any government response to those attacks, may adversely affect the Company's financial condition, results of operations or liquidity. CSXT's rail lines or other key infrastructure may be direct targets or indirect casualties of acts of terror or war. This risk could cause significant business interruption and result in increased costs and liabilities and decreased revenues. In addition, premiums charged for some or all of the insurance coverage currently maintained by the Company could increase dramatically or the coverage may no longer be available.

Furthermore, in response to the heightened risk of terrorism, federal, state and local governmental bodies are proposing and, in some cases, have adopted legislation and regulations relating to security issues that impact the transportation industry. For example, the Department of Homeland Security adopted regulations that require freight railroads to implement additional security protocols when transporting hazardous materials. Complying with these regulations could continue to increase the Company's operating costs and reduce operating efficiencies.

Severe weather or other natural occurrences could result in significant business interruptions and expenditures in excess of available insurance coverage.

The Company's operations may be affected by external factors such as severe weather and other natural occurrences, including floods, fires, hurricanes and earthquakes. As a result, the Company's rail network may be damaged, its workforce may be unavailable, fuel costs may rise and significant business interruptions could occur. In addition, the performance of locomotives and railcars could be adversely affected by extreme weather conditions. Insurance maintained by the Company to protect against loss of business and other related consequences resulting from these natural occurrences is subject to coverage limitations, depending on the nature of the risk insured. This insurance may not be sufficient to cover all of the Company's damages or damages to others and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any natural occurrence leads to a catastrophic interruption of service, the Company may not be able to restore service without a significant interruption in operations.

The Company may be subject to various claims and lawsuits that could result in significant expenditures.

The Company is subject to various claims and lawsuits, including putative class action litigation alleging violations of antitrust laws. The Company may experience material judgments or incur significant costs to defend existing and future lawsuits. Additionally, existing litigation may suffer adverse developments not currently reflected in the Company's reserve estimates as the ultimate outcome of existing litigation is subject to numerous factors outside of the Company's control. While the Company uses its best efforts to evaluate existing litigation, the final judgments or settlement amounts may differ materially from the recorded reserves.

Increases in the number and magnitude of property damage and personal injury claims could adversely affect the Company's operating results.

The Company faces inherent business risk from exposure to occupational and personal injury claims, property damage, including storm damage, and claims related to train accidents. The Company may incur significant costs to defend such claims.

Existing claims may suffer adverse developments not currently reflected in reserve estimates, as the ultimate outcome of existing claims is subject to numerous factors outside of the Company's control. Although the Company establishes reserves and maintains insurance to cover these types of claims, final amounts determined to be due on any outstanding matters may differ materially from the recorded reserves and exceed the Company's insurance coverage.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties by Segment

Rail Property

CSXT's properties primarily consist of track and its related infrastructure, locomotives and freight cars. These categories and the geography of the network are described below.

Track and Infrastructure

Serving 23 states, the District of Columbia, and the Canadian provinces of Ontario and Quebec, the CSXT rail network serves, among other markets, New York, Philadelphia and Boston in the northeast and mid-Atlantic, the southeast markets of Atlanta, Miami and New Orleans, and the midwestern cities of St. Louis, Memphis and Chicago.

CSXT's track structure includes main thoroughfares, connecting terminals and yards (known as mainline track), track within terminals and switching yards, track adjacent to the mainlines used for passing trains, track connecting the mainline track to customer locations and track that diverts trains from one track to another known as turnouts. Total track miles are greater than CSXT's approximately 21,000 route miles, which reflect the size of CSXT's rail network that connects markets, customers and western railroads. At December 2009, the breakdown of track miles was as follows:

	Track Miles
Mainline track	26,743
Terminals and switching yards	9,578
Passing sidings and turnouts	958
Total	37,279

In addition to its physical track structure, CSXT operates numerous yards and terminals. These serve as the hubs between CSXT and its local customers and as sorting facilities where rail cars often are received, re-sorted and placed onto new outbound trains.

CSX CORPORATION
PART I

The following 36 terminals are identified as key to the CSXT system (listed in alphabetical order by state):

Rail Yards or Terminals	
Birmingham, AL	Detroit, MI
Mobile, AL	Hamlet, NC
Montgomery, AL	Rocky Mount, NC
Moncrief (Jacksonville), FL	Buffalo, NY
Tampa, FL	Selkirk, NY
Atlanta, GA	Syracuse, NY
East Savannah, GA	Cincinnati, OH
Waycross, GA	Cleveland, OH
Chicago, IL	Columbus, OH
Danville, IL	Stanley (Toledo), OH
Avon (Indianapolis), IN	Walbridge (Toledo), OH
Evansville, IN	Willard, OH
Louisville, KY	Greenwich (Philadelphia), PA
Russell, KY	Charleston, SC
New Orleans, LA	Florence, SC
Cumberland, MD	Erwin, TN
Curtis Bay (Baltimore), MD	Nashville, TN
Locust Point (Baltimore), MD	Richmond, VA

For a list of Intermodal's terminals, see page 21.

Network Geography

CSXT's rail operations are primarily focused on four major transportation networks and corridors which are defined geographically and by commodity flows below.

Coal Network - The CSXT coal network connects the coal mining operations in the Appalachian region with industrial areas in the northeast and mid-Atlantic, as well as many river, lake, and deep water port facilities. Coal is used to generate more than half of the electricity in the United States. CSXT's coal network is well positioned to supply utility markets in both the northeast and southeast.

Interstate 90 (I-90) Corridor - This CSXT corridor links Chicago and the Midwest to metropolitan areas in New York and New England. This route, also known as the "waterlevel route", has minimal hills and grades and nearly all of it has two main tracks (referred to as double track). These superior engineering attributes permit the corridor to support consistent, high-speed intermodal, automotive and merchandise service. This corridor is a primary route for import traffic moving eastward across the country, through Chicago and into the population centers in the northeast. The I-90 Corridor is also a critical link between ports in New York, New Jersey, and Pennsylvania and consumption markets in the midwest.

Interstate 95 (I-95) Corridor - The CSXT I-95 Corridor connects Charleston, Jacksonville, Miami and many other cities throughout the southeast with the heavily populated northeastern cities of Baltimore, Philadelphia and New York. CSXT primarily transports food and consumer products, as well as metals and chemicals along this line. It is the only rail corridor along the eastern seaboard south of Washington, D.C., and provides access to major eastern ports.

Southeastern Corridor - This critical part of the network runs between CSXT's western gateways of Chicago, St. Louis and Memphis through the cities of Nashville, Birmingham, and Atlanta and markets in the southeast. The Southeastern Corridor is the premier rail route connecting these key cities, gateways, and markets and positions CSXT to efficiently handle projected traffic volumes of intermodal, automotive and general merchandise traffic. The corridor also provides direct rail service between the coal reserves of the southern Illinois basin and the increasing demand for coal in the southeast.

See the following page for a map of the CSX Rail Network.

CSX Rail Network


Syracuse
Selkirk
Buffalo
Detroit
Walbridge
Chicago
Stanley
Cleveland
Willard
Greenwich
Cumberland
Curtis Bay
Locust Point
Avon
Columbus
Cincinnati
Russell
Evansville
Louisville
Richmond
Erwin
Rocky Mount
Nashville
Hamlet
Florence
Atlanta
Birmingham
Charleston
E. Savannah
Montgomery
Waycross
Baldwin
Jacksonville
Mobile
New Orleans
Tampa
Major Terminals
Coal Network
I-90 Corridor
I-95 Corridor
Southeastern Corridor
CSX Rail Network

Locomotives

CSXT focuses on maximum use of its fleet and prudent investment in new units to drive the rail network. Better locomotive management can help CSXT move freight more efficiently, while continued investment in CSXT's power source can enable CSXT to operate more locomotives better.

CSXT operates more than 4,000 locomotives, of which over 95% are owned by CSXT. Freight locomotives are the power source used primarily to pull trains. Switching locomotives are used in yards to sort railcars so that the right railcar is attached to the right train in order to deliver it to its final destination. Auxiliary units are typically used to provide extra traction for heavy trains in hilly terrain. At December 2009, CSXT's fleet of owned and long-term leased locomotives consisted of the following types of locomotives:

	Locomotives	%
Freight	3,539	87%
Switching	311	8%
Auxiliary Units	221	5%
Total	4,071	100%

The table below indicates the number and year built for locomotives owned or on long-term lease at December 2009.

Year Built	Locomotives	%
1989 and before	1,947	48%
1990 - 1994	541	13%
1995 - 1999	601	15%
2000 - 2004	380	10%
2005	100	2%
2006	100	2%
2007	184	5%
2008	216	5%
2009	2	0%
Total	4,071	100%

As of December 2009, 566 locomotives, or 14%, were held in temporary storage due to significant declines in volume. As volume returns, these locomotives will be placed back into service after restorative maintenance procedures are performed. These locomotives can be brought back into service within a week.

Freight Car Fleet

The average daily fleet of cars-on-line consists of approximately 216,000 cars but, at any time, over half of the railcars on the CSXT system are not owned or leased by CSXT. Examples of these are: railcars owned by other railroads (which are utilized by CSXT), shipper-furnished or private cars (which are generally used only in that shipper's service) and multi-level railcars.

CSXT's freight car fleet consists of six main types of cars:

Gondolas – Support CSXT's metals markets and provide transport for woodchips and other bulk commodities. Some gondolas are equipped with special hoods for protecting products like coil and sheet steel.

Open-top hoppers – Transport heavy dry bulk commodities such as coal, coke, stone, sand, ores and gravel that are resistant to weather conditions.

Box cars – Include a variety of tonnages, sizes, door configurations and heights to accommodate a wide range of finished products, including paper, auto parts, appliances and building materials. Insulated box cars deliver food products, canned goods, beer and wine.

Covered hoppers – Have a permanent roof and are segregated based upon commodity density. Lighter bulk commodities such as grain, fertilizer, flour, salt, sugar, clay and lime are shipped in large cars called jumbo covered hoppers. Heavier commodities like cement, ground limestone and glass sand are shipped in small cube covered hoppers.

Multi-level flat cars – Transport finished automobiles and are differentiated by the number of levels: bi-levels for large vehicles such as pickup trucks and SUVs and tri-levels for sedans and smaller automobiles.

Flat cars – Used for shipping intermodal containers and trailers or bulk and finished goods, such as lumber, pipe, plywood, drywall and pulpwood.

Other cars owned or leased on the network include, but are not limited to, center beam cars for transporting lumber and building products.

CSXT owns more than 60% of its freight cars. At December 2009, CSXT's owned and long-term leased freight car fleet consisted of the following:

	Freight Cars	%
Gondolas	25,182	30%
Open-top hoppers	17,237	21%
Box cars	11,995	14%
Covered hoppers	11,689	14%
Multi-level flat cars	10,473	12%
Flat cars	7,041	8%
Other cars	665	1%
Total	84,282	100%

As of December 2009, 22,952 freight cars, or 29%, were held in temporary storage due to significant declines in volume. As volume returns, these freight cars will be placed back into service. These freight cars can be brought back into service within a week.

Intermodal Property

Infrastructure

Intermodal serves 57 terminals in 22 states. These terminals serve as a transfer point between rail and trucks. If the city or state has more than one terminal, it is indicated by the number next to it (listed in alphabetical order by state).

Intermodal Terminals

Bessemer, AL	Detroit, MI
Mobile, AL	Kansas City, MO
Lathrop, CA	Charlotte, NC
Los Angeles/Long Beach, CA (3)	Buffalo, NY
Oakland, CA	Syracuse, NY
Jacksonville, FL (2)	New York/New Jersey (6)
Miami, FL	Cincinnati, OH
Orlando, FL	Cleveland, OH
Tampa, FL	Columbus, OH (2)
Atlanta, GA (2)	Marion, OH
Savannah, GA (2)	Portland, OR
Chicago, IL (3)	Chambersburg, PA
East St. Louis, IL (2)	Philadelphia, PA
Evansville, IN	Charleston, SC
Indianapolis, IN	Memphis, TN (2)
New Orleans, LA	Nashville, TN
Boston, MA	Dallas, TX
Springfield, MA	Houston, TX
Worcester, MA (3)	Portsmouth, VA
Baltimore, MD	Seattle, WA

Equipment

Intermodal equipment consists primarily of containers, chassis and other equipment (such as lift equipment). Containers are weather-proof boxes used for bulk shipment of freight, and chassis are the wheeled support framework for a container that allows it to be attached to a tractor. All of Intermodal's chassis are leased. Intermodal also has other types of equipment such as doublestack railcars, which are railcars that allow for two containers to be mounted one above the other.

At December 2009, Intermodal's owned or long-term leased equipment consisted of the following:

	Equipment	%
Containers	16,850	51%
Chassis	15,591	47%
Other	553	2%
Total	32,994	100%

Item 3. Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. For more information on legal proceedings, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Critical Accounting Estimates – Casualty, Environmental and Legal Reserves" and Item 8. Financial Statements and Supplementary Data - Note 7, Commitments and Contingencies under the caption "Other Legal Proceedings."

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders in the fourth quarter of 2009.

Executive Officers of the Registrant

Executive officers of the Company are elected by the CSX Board of Directors and generally hold office until the next annual election of officers. There are no family relationships or any arrangement or understanding between any officer and any other person pursuant to which such officer was elected. As of the date of this filing, the executive officers' names, ages and business experience are:

Name and Age	Business Experience During Past 5 Years
Michael J. Ward, 59 *Chairman, President and Chief Executive Officer*	A 32-year veteran of the Company, Ward has served as Chairman, President and Chief Executive Officer of CSX since January 2003. In 2000, he was named President of CSXT, and he was later appointed President of CSX and elected to the Board of Directors in 2002. Ward's distinguished railroad career has included key executive positions in nearly all aspects of the Company's business, including sales and marketing, operations and finance.
Oscar Munoz, 51 *Executive Vice President and Chief Financial Officer*	Munoz has served as Executive Vice President and Chief Financial Officer of CSX and CSXT since May 2003 and is responsible for management and oversight of all financial, strategic planning, information technology, purchasing and real estate activities of CSX. Munoz brings to the Company more than 25 years of experience from a variety of industries. Before joining CSX in 2003, Munoz served as Chief Financial Officer and Vice President of AT&T Consumer Services. He has also held key executive positions within the telecommunication and beverage industries, including the Coca-Cola Company and Pepsico Corporation.

CSX CORPORATION
PART I

Name and Age	Business Experience During Past 5 Years
David A. Brown, 50 *Executive Vice President and Chief Operating Officer*	Brown assumed the role of Executive Vice President and Chief Operating Officer of CSXT in January 2010 and manages all aspects of the Company's operations across its 21,000 mile network, including transportation, service design, customer service, engineering and mechanical. Prior to joining CSXT in 2006, Brown spent 24 years at Norfolk Southern Railway where he served as Vice President of Strategic Planning from 2005 - 2006 and General Manager, Northern Region, from 2000 - 2005.
Clarence W. Gooden, 58 *Executive Vice President of Sales and Marketing and Chief Commercial Officer*	Gooden has been the Executive Vice President and Chief Commercial Officer of CSX and CSXT since April 2004 and is responsible for generating customer revenue, forecasting business trends and developing CSX's model for future revenue growth. A member of the Company for more than 35 years, Gooden has held key executive positions in both operations and sales and marketing, including President of CSX Intermodal in 2001 and Senior Vice President of the Merchandise Service Group in 2002.
Ellen M. Fitzsimmons, 49 *Senior Vice President of Law and Public Affairs, General Counsel and Corporate Secretary*	Fitzsimmons has been the Senior Vice President of Law and Public Affairs, General Counsel, and Corporate Secretary since December 2003. She serves as the Company's chief legal officer and oversees all government relations and public affairs activities. During her 18-year tenure with the Company, her broad responsibilities have included key roles in major risk and corporate governance-related areas.

Name and Age	Business Experience During Past 5 Years
Lisa A. Mancini, 50 *Senior Vice President of Human Resources and Labor Relations*	Mancini has been the Senior Vice President of Human Resources and Labor Relations since January 2009 and is responsible for employee compensation and benefits, labor relations, organizational development and transformation, recruitment, training and various administrative activities. She previously served as Vice President-Strategic Infrastructure Initiatives from 2007 to 2009 and, prior to that, Vice President – Labor Relations. Prior to joining CSX in 2003, Mancini served as Chief Operating Officer of the San Francisco Municipal Railway and held executive positions at the San Francisco Municipal Transportation Authority and Southeastern Pennsylvania Transportation Authority.
Carolyn T. Sizemore, 47 *Vice President and Controller*	Sizemore has served as Vice President and Controller of CSX and CSXT since April 2002 and is responsible for financial and regulatory reporting, freight billing and collections, payroll for the Company's 30,000 employees, accounts payable and various other accounting processes. Sizemore's responsibilities during her 20-year tenure with the Company have included roles in finance and audit-related areas including a variety of positions in accounting, finance strategies, budgets and performance analysis.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

CSX's common stock is listed on the NYSE, which is its principal trading market, and is traded over-the-counter and on exchanges nationwide. The official trading symbol is "CSX."

Description of Common and Preferred Stock

A total of 600 million shares of common stock are authorized, of which 393,460,376 shares were outstanding as of December 2009. Each share is entitled to one vote in all matters requiring a vote of shareholders. There are no pre-emptive rights, which are privileges extended to select shareholders that allow them to purchase additional shares before other members of the general public in the event of an offering. At February 5, 2010, the latest practicable date, there were 39,364 common stock shareholders of record. The weighted average of common shares outstanding, which was used in the calculation of diluted earnings per share, was approximately 396 million as of December 25, 2009. (See Note 2, Earnings Per Share.)

A total of 25 million shares of preferred stock is authorized, none of which is currently outstanding.

The following table sets forth, for the quarters indicated, the dividends declared and the high and low share prices of CSX common stock as required by SEC Regulation S-K.

	Quarter				
	1st	2nd	3rd	4th	Year
2009					
Dividends	$ 0.22	$ 0.22	$ 0.22	$ 0.22	$ 0.88
Common Stock Price					
High	$ 36.82	$ 36.57	$ 48.85	$ 50.80	$ 50.80
Low	$ 20.70	$ 25.09	$ 30.25	$ 40.67	$ 20.70
2008					
Dividends	$ 0.15	$ 0.18	$ 0.22	$ 0.22	$ 0.77
Common Stock Price					
High	$ 58.10	$ 70.70	$ 69.50	$ 56.35	$ 70.70
Low	$ 39.87	$ 55.04	$ 50.50	$ 30.61	$ 30.61

CSX CORPORATION
PART II

Stock Performance Graph

The cumulative shareholder returns, assuming reinvestment of dividends, on $100 invested at December 31, 2004 are illustrated on the graph below. The Company references the Standard & Poor 500 Stock Index ("S&P 500") and the Dow Jones U.S. Transportation Average Index, which provide comparisons to a broad-based market index and other companies in the transportation industry. As shown in the graph, CSX's five-year stock returns significantly outpaced those of the S&P 500.



CSX CORPORATION
S & P 500*
DJ US TRANSPORTATION AVG
DOLLARS
350
300
250
200
150
100
50
CSX
DJT
S&P

	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008	Dec 2009
CSX CORPORATION	100.00	127.91	175.30	226.86	170.00	260.52
S & P 500*	100.00	104.91	121.48	128.16	80.74	102.11
DJ US TRANSPORTATION AVG	100.00	111.65	122.60	124.35	97.73	115.88

** The S&P 500 is a registered trademark of the McGraw-Hill Companies, Inc.*

CSX Purchases of Equity Securities

CSX is required to disclose any purchases of its own common stock for the most recent quarter. CSX purchases its own shares for two primary reasons: to further its goals under its share repurchase program and to fund the Company's contribution required to be paid in CSX common stock under a 401(k) plan which covers certain union employees.

In 2008, CSX announced an increase to its share repurchase program, prospectively targeting $3 billion in shares. While there was no share repurchase activity in 2009, as of December 2009, CSX has cumulatively completed approximately $1.25 billion of that targeted share repurchase amount and has remaining authority of $1.75 billion. In 2010, through the date of this filing, the Company completed approximately $229 million of additional share repurchases. Additional repurchases will be considered as part of the Company's evaluation of how best to deploy its capital resources among alternatives while considering changes in market and business conditions.

Item 6. Selected Financial Data

Selected financial data and significant events related to the Company's financial results for the last five fiscal years are listed below.

	Fiscal Years				
(Dollars in Millions, Except Per Share Amounts)	**2009**	2008	2007	2006	2005
Earnings From Continuing Operations					
Operating Revenue	**$ 9,041**	$ 11,255	$ 10,030	$ 9,566	$ 8,618
Operating Expense	**6,756**	8,487	7,770	7,417	7,062
Operating Income	**$ 2,285**	$ 2,768	$ 2,260	$ 2,149	$ 1,556
Earnings from Continuing Operations [(a)]	**$ 1,137**	$ 1,495	$ 1,236	$ 1,318	$ 716
Earnings Per Share: [(a)]					
From Continuing Operations	**$ 2.90**	$ 3.73	$ 2.88	$ 3.00	$ 1.66
From Continuing Operations, Assuming Dilution	**2.87**	3.66	2.77	2.84	1.58
Financial Position					
Cash, Cash Equivalents and Short-term Investments	**$ 1,090**	$ 745	$ 714	$ 900	$ 602
Total Assets	**27,036**	26,288	25,534	25,129	24,232
Long-term Debt	**7,895**	7,512	6,470	5,362	5,093
Shareholders' Equity [(b)]	**8,860**	8,068	8,706	9,031	8,022
Other Data Per Common Share					
Dividend Per Share	**$ 0.88**	$ 0.77	$ 0.54	$ 0.33	$ 0.215
Employees -- Annual Averages					
Rail	**28,572**	31,664	32,477	32,987	32,033
Other	**1,516**	2,699	2,966	3,018	3,076
Total	**30,088**	34,363	35,443	36,005	35,109

(a) Prior year amounts have been reclassified to reflect discontinued operations. For further information, see Note 14, Discontinued Operations.

(b) Prior year amounts have been reclassified to reflect noncontrolling interest expense as a component of Stockhoders' Equity. See New Accounting Pronouncements in Note 1, Nature of Operations and Significant Accounting Policies for further information.

Significant Events

2008 -- Recorded a non-cash adjustment to income of $30 million pre-tax, or $19 million after-tax, to correct equity earnings from a non-consolidated subsidiary.

2006 -- Two-for-one split of the Company's common stock effective 2006. All periods have been retroactively restated to reflect the stock split.

-- Recognized gains of $168 million pre-tax, or $104 million after-tax, on insurance recoveries from claims related to Hurricane Katrina.

-- Recognized an income tax benefit of $151 million primarily related to the resolution of certain tax matters, including resolution of ordinary course federal income tax audits for 1994 - 1998.

-- Recognized a $26 million after-tax non-cash gain on additional Conrail property received.

2005 -- Recognized a charge of $192 million pre-tax, or $123 million after-tax, to repurchase $1.0 billion of outstanding debt, for costs of the increase in current market value above original issue value. (See Note 9, Debt and Credit Agreements.)

-- Recognized an income tax benefit of $71 million for the Ohio legislative change to gradually eliminate its corporate franchise tax.

CSX CORPORATION
PART II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Strategic Overview

CSX and the rail industry provide customers with access to an expansive and interconnected transportation network that plays a key role in North American commerce. CSX's network is positioned to reach more than two-thirds of Americans, who account for about three-quarters of the nation's consumption of goods. The CSX rail network spans 21,000 miles of track with service to 23 states and the District of Columbia, and connects more than 70 ocean, river, and lake ports with major manufacturing and distribution centers in the Northeast, Midwest and South. Through this network, the Company transports a broad portfolio of products, ranging from coal and new energy sources, like biodiesel and ethanol, to automobiles, chemicals, military equipment and consumer products.

In 2009, CSX and the rail industry experienced significant freight rail volume declines. During this period CSX, nonetheless, was able to make financial and operational improvements by maintaining a focus on safety, train operations and cost control. CSX took aggressive actions to manage costs and right-size resources to match demand conditions. These actions included right-sizing the labor force through furloughs to match decreasing volumes, adjusting the ONE Plan to reduce the size of its scheduled train network, adjusting the unit train network in order to conserve resources and reducing the number of active locomotives and freight cars to reduce maintenance costs. In addition to controlling resources, the Company stayed focus on striving for high safety standards and continuing to provide strong customer service. The Company also continues to advance its Total Service Integration ("TSI") initiative, which aims to optimize train size and increase asset utilization while delivering more reliable service to customers.

In addition to a commitment to strengthening operational efficiency and productivity, CSX continues to invest in its network to further enhance safety and improve service and reliability for its customers. To adequately continue these investments, the Company must be able to operate in an environment in which it can generate adequate returns and drive shareholder value. To that end, CSX will continue to advocate for a fair and balanced regulatory environment to ensure that the value of CSX's rail service will be reflected in new legislation and policy.

As an example of CSX's commitment to investing in its network and improving the flow of freight, the Company launched the National Gateway, a multi-million dollar public-private infrastructure initiative which will significantly improve the efficiency of the freight network between the Mid-Atlantic ports and the Midwest. When completed, the National Gateway is expected to reduce truck traffic and increase intermodal capacity on key corridors without increasing the number of trains. As a result, the Company's customers will benefit from improved service and reliability, reduced transport times and expanded access to rail services.

With a blend of improved safety trends, productivity gains, pricing and prudent investment in the train network and rail efficiency, the Company has positioned itself to benefit from the gradual economic recovery. The Company expects to deliver double-digit earnings per share growth for 2010. This expectation is supported by strong volume and revenue growth, including export coal shipments that could approach 30 million tons this year, and strong operating ratio improvement as well.

2009 HIGHLIGHTS

- Revenue decreased $2.2 billion or 20% to $9.0 billion as declines in volume and lower fuel surcharge revenue more than offset core pricing gains.
- Expenses decreased $1.7 billion or 20% to $6.8 billion, reflecting a sharp decline in the price of fuel as well as productivity gains and right-sizing efforts.
- Operating income decreased $483 million or 17% to $2.3 billion.
- Operating ratio improved to 74.7%, an all-time record.

Even with a severe, broad-based economic recession, CSX delivered solid financial results. Revenues were down 20% from the prior year, as a 6.2% increase in core pricing was offset by a 15% decline in volume and lower fuel surcharge recovery (associated with the sharp decline in fuel prices). Year-over-year volume declines were experienced across all markets with the exception of the domestic intermodal segment. In this challenging environment, the Company continued to achieve pricing gains primarily due to improved service and the overall cost advantages that rail-based solutions provide to customers versus other modes of transportation.

At the same time, CSX was able to reduce expenses by $1.7 billion, or 20%, versus the prior year. These expense reductions helped partially offset the revenue decline and were a combined result of lower fuel expense, ongoing productivity initiatives and overall cost management efforts. Because of the Company's continued focus on cost control, CSX was able to achieve a record operating ratio of 74.7%.

For additional information, refer to Rail and Intermodal Results of Operations discussed on pages 39 through 42.

In addition to the financial highlights described above, the Company measures and reports safety and service performance. CSX strives for continuous improvement in these measures through training, initiatives and investment. For example, the Company's safety and train accident prevention programs rely on broad employee involvement. The programs utilize operating rules training, compliance measurement, root cause analysis and communication to create a safer environment for employees and the public. Continued capital investment in Company assets, including track, bridges, signals, equipment and detection technology, also supports safety performance.

During 2009, the Company continued to advance its efforts on safety and operating performance. CSXT delivered improved year-over-year results in both FRA personal injuries and train accidents. The FRA personal injury index declined to 1.19, a 2% improvement. Reported FRA train accident frequency declined to 2.77, for a 5% improvement. The same results over a five year period show a 49% improvement in the FRA personal injury frequency index and a 43% improvement in the FRA train accident rate which is attributable to the Company's continuous focus on safety.

Key service metrics remained strong in the year. On-time train originations and arrivals were 81% and 80%, respectively, for the year. CSXT reduced the number of train starts in response to lower demand which resulted in an increase in average dwell to 24.1. Average cars-on-line declined to 216,013, also primarily due to lower demand levels. Average train velocity improved to 21.8 miles per hour, as the network remained fluid. CSXT aims to maintain key operating measures and service reliability at high levels, while reducing resource utilization in response to current business conditions.

CSX CORPORATION
PART II

Rail Operating Statistics (Estimated)		**Fiscal Years**		***Improvement/***	
		2009	2008	***(Decline)***	%
Service Measurements	FRA Personal Injuries Frequency Index	**1.19**	1.22	*2*	%
	FRA Train Accident Rate	**2.77**	2.92	*5*	
	On-Time Train Originations	**81%**	79%	*3*	
	On-Time Destination Arrivals	**80%**	70%	*14*	
	Dwell	**24.1**	23.3	*(3)*	
	Cars-On-Line	**216,013**	223,577	*3*	
	Train Velocity	**21.8**	20.5	*6*	
				Increase/ (Decrease)	
Resources	Route Miles	**21,190**	21,205	-	%
	Locomotives (owned and long-term leased)	**4,071**	4,143	*(2)*	
	Freight Cars (owned and long-term leased)	**84,282**	91,350	*(8)*	%

Key Performance Measures Definitions

FRA Personal Injuries Frequency Index – Number of FRA-reportable injuries per 200,000 man-hours.

FRA Train Accident Rate – Number of FRA-reportable train accidents per million train-miles.

On-Time Train Originations – Percent of scheduled road trains that depart the origin yard on-time or ahead of schedule.

On-Time Destination Arrivals – Percent of scheduled road trains that arrive at the destination yard on-time to two hours late (30 minutes for intermodal trains).

Dwell – Average amount of time in hours between car arrival at and departure from the yard. It does not include cars moving through the yard on the same train.

Cars-On-Line – An average count of all cars on the network (does not include locomotives, cabooses, trailers, containers or maintenance equipment).

Train Velocity – Average train speed between terminals in miles per hour (does not include locals, yard jobs, work trains or passenger trains).

In addition to producing strong financial, safety and service results, CSX continued to invest in its business to create long-term value for shareholders. In 2009 property additions of $1.4 billion as well as $160 million of new assets purchased using seller financing were slightly lower than prior year. (These items are reflected in the investing and financing sections of the cash flow statement, respectively). The Company remains committed to maintaining and improving its existing infrastructure and to positioning itself for long-term growth through expanding network and terminal capacity. As described below, free cash flow before dividends decreased $551 million to $670 million. This decrease was primarily driven by decreased cash from operations as a result of lower earnings. Partially offsetting this decrease were fewer property additions in 2009 compared to the prior year. CSX also maintained the quarterly dividend of $0.22 throughout 2009.

Free Cash Flow (Non-GAAP Measure)

Free cash flow is considered a non-GAAP financial measure under SEC Regulation G, *Disclosure of Non-GAAP Measures.* Management believes, however, that free cash flow is important in evaluating the Company's financial performance and measures an ability to generate cash without incurring additional external financing. Free cash flow should be considered in addition to, rather than a substitute for, cash provided by operating activities.

Free cash flow is calculated by using net cash from operations and adjusting for property additions and certain other investing activities. Also, added to free cash flow is the Company's 42% economic interest in Conrail's free cash flow which is not consolidated in CSX amounts.

The following table reconciles cash provided by operating activities (GAAP measure) to free cash flow (non-GAAP measure).

	Fiscal Years		
(Dollars in Millions)	**2009**	2008	2007
Net cash provided by operating activities	**$ 2,060**	$ 2,914	$ 2,184
Property additions [(a)]	**(1,447)**	(1,740)	(1,773)
Other investing activities and Conrail free cash flow	**57**	47	(35)
Free Cash Flow (before payment of dividends)	**$ 670**	$ 1,221	$ 376

(a) As shown on the cash flow statement under supplemental cash flow information, seller financed assets included new assets purchased as well as lease buyouts. New assets purchased included in this amount were $160 million and $54 million for 2009 and 2008, respectively. No new assets were purchased during 2007 using seller financing.

FORWARD-LOOKING STATEMENTS

Certain statements in this report and in other materials filed with the SEC, as well as information included in oral statements or other written statements made by the Company, are forward-looking statements. The Company intends for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements within the meaning of the Private Securities Litigation Reform Act may contain, among others, statements regarding:

- projections and estimates of earnings, revenues, volumes, rates, cost-savings, expenses, or other financial items;
- expectations as to results of operations and operational initiatives;
- expectations as to the effect of claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements on the Company's financial condition, results of operations or liquidity;
- management's plans, strategies and objectives for future operations, proposed new services and other similar expressions concerning matters that are not historical facts, and management's expectations as to future performance and operations and the time by which objectives will be achieved; and
- future economic, industry or market conditions or performance and their effect on the Company's financial condition, results of operations or liquidity.

Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "project," "estimate," "preliminary" and similar expressions. The Company cautions against placing undue reliance on forward-looking statements, which reflect its good faith beliefs with respect to future events and are based on information currently available to it as of the date the forward-looking statement is made. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the timing when, or by which, such performance or results will be achieved.

Forward-looking statements are subject to a number of risks and uncertainties and actual performance or results could differ materially from those anticipated by any forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. If the Company does update any forward-looking statement, no inference should be drawn that the Company will make additional updates with respect to that statement or any other forward-looking statements. The following important factors, in conjunction with those discussed in Item 1A (Risk Factors) and elsewhere in this report, may cause actual results to differ materially from those contemplated by any forward-looking statements:

- legislative, regulatory or legal developments involving transportation, including rail or intermodal transportation, the environment, hazardous materials, taxation, including the outcome of tax claims and litigation, the potential enactment of initiatives to re-regulate the rail industry and the ultimate outcome of shipper and rate claims subject to adjudication;

- the outcome of litigation and claims, including, but not limited to, those related to fuel surcharge, environmental contamination, personal injuries and occupational illnesses;

- material changes in domestic or international economic, political or business conditions, including those affecting the transportation industry such as access to capital markets, ability to revise debt arrangements as contemplated, customer demand, customer acceptance of price increases, effects of adverse economic conditions affecting shippers and adverse economic conditions in the industries and geographic areas that consume and produce freight;

- worsening conditions in the financial markets that may affect timely access to capital markets, as well as the cost of capital;

- availability of insurance coverage at commercially reasonable rates or insufficient insurance coverage to cover claims or damages;

- changes in fuel prices, surcharges for fuel and the availability of fuel;

- the impact of increased passenger activities in capacity-constrained areas or regulatory changes affecting when CSXT can transport freight or service routes;

- natural events such as severe weather conditions, including floods, fire, hurricanes and earthquakes, a pandemic crisis affecting the health of the Company's employees, its shippers or the consumers of goods, or other unforeseen disruptions of the Company's operations, systems, property or equipment;

- noncompliance with applicable laws or regulations;

- the inherent risks associated with safety and security, including the availability and cost of insurance, the availability and vulnerability of information technology, adverse economic or operational effects from actual or threatened war or terrorist activities and any governmental response;

- labor costs and labor difficulties, including stoppages affecting either the Company's operations or the customers' ability to deliver goods to the Company for shipment;

- competition from other modes of freight transportation, such as trucking and competition and consolidation within the transportation industry generally;

- the Company's success in implementing its strategic plans and operational objectives and improving operating efficiency;

- changes in operating conditions and costs or commodity concentrations; and

- the inherent uncertainty associated with projecting full year 2010 economic and business conditions at an early point in the year and in the economic recovery.

Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified elsewhere in this report and in CSX's other SEC reports, accessible on the SEC's website at www.sec.gov and the Company's website at www.csx.com. The information on the CSX website is not part of this annual report on Form 10-K.

CSX CORPORATION
PART II

FINANCIAL RESULTS OF OPERATIONS

2009 vs. 2008 Results of Operations

(Dollars in Millions)

Fiscal Years

	Rail [a]		Intermodal		CSX Consolidated [a]			
	2009	2008	**2009**	2008	**2009**	2008	*$ Change*	*% Change*
Revenue	**$ 7,837**	$ 9,789	**$ 1,204**	$ 1,466	**$ 9,041**	$ 11,255	*$ (2,214)*	*(20) %*
Operating Expense:								
Labor and Fringe	**2,561**	2,879	**68**	76	**2,629**	2,955	*326*	*11*
Materials, Supplies and Other	**1,530**	1,933	**185**	200	**1,715**	2,133	*418*	*20*
Fuel	**845**	1,810	**4**	7	**849**	1,817	*968*	*53*
Depreciation	**883**	879	**25**	25	**908**	904	*(4)*	-
Equipment and Other Rents	**289**	317	**102**	108	**391**	425	*34*	*8*
Inland Transportation	**(394)**	(507)	**658**	760	**264**	253	*(11)*	*(4)*
Total Expense	**5,714**	7,311	**1,042**	1,176	**6,756**	8,487	*1,731*	*20*
Operating Income	**$ 2,123**	$ 2,478	**$ 162**	$ 290	**$ 2,285**	$ 2,768	*$ (483)*	*(17)*
Interest Expense					**(558)**	(519)	*(39)*	*(8)*
Other Income - Net					**34**	100	*(66)*	*(66)*
Income Tax Expense					**(624)**	(854)	*230*	*27*
Earnings from Continuing Operations					**1,137**	1,495	*(358)*	*(24)*
Discontinued Operations [b]					**15**	(130)	*145*	*112*
Net Earnings					**$ 1,152**	$ 1,365	*$ (213)*	*(16)*
Earnings Per Diluted Share								
From Continuing Operations					**$ 2.87**	$ 3.66	*$ (0.79)*	*(22)*
Discontinued Operations [b]					**0.04**	(0.32)	*0.36*	*113*
Net Earnings					**$ 2.91**	$ 3.34	*$ (0.43)*	*(13) %*
Operating Ratio	**72.9%**	74.7%	**86.5%**	80.2%	**74.7%**	75.4%		

(a) In addition to CSXT, the Rail segment includes non-railroad subsidiaries such as Total Distribution Services, Inc., Transflo Terminal Services, Inc., CSX Technology, Inc. and other subsidiaries.

(b) In 2009, CSX sold the stock of a subsidiary that indirectly owned Greenbrier Hotel Corporation, owner of The Greenbrier resort. The results are now classified as discontinued operations. For more information, see Note 14, Discontinued Operations.

CSX CORPORATION
PART II

VOLUME AND REVENUE *(Unaudited)*

Volume (Thousands of Units); Revenue (Dollars in Millions); Revenue Per Unit (Dollars)

Fiscal Years

	Volume			Revenue			Revenue Per Unit		
	2009	2008	*% Change*	**2009**	2008	*% Change*	**2009**	2008	*% Change*
Chemicals	**424**	493	*(14)* %	**$1,267**	$ 1,454	*(13)* %	**$2,988**	$ 2,949	*1* %
Emerging Markets	**405**	487	*(17)*	**585**	714	*(18)*	**1,444**	1,466	*(2)*
Forest Products	**258**	344	*(25)*	**547**	793	*(31)*	**2,120**	2,305	*(8)*
Agricultural Products	**428**	432	*(1)*	**960**	1,010	*(5)*	**2,243**	2,338	*(4)*
Metals	**200**	337	*(41)*	**399**	752	*(47)*	**1,995**	2,231	*(11)*
Phosphates and Fertilizers	**289**	334	*(13)*	**373**	461	*(19)*	**1,291**	1,380	*(6)*
Food and Consumer	**100**	109	*(8)*	**233**	281	*(17)*	**2,330**	2,578	*(10)*
Total Merchandise	**2,104**	2,536	*(17)*	**4,364**	5,465	*(20)*	**2,074**	2,155	*(4)*
Coal	**1,487**	1,779	*(16)*	**2,615**	3,110	*(16)*	**1,759**	1,748	*1*
Coke and Iron Ore	**66**	100	*(34)*	**112**	175	*(36)*	**1,697**	1,750	*(3)*
Total Coal	**1,553**	1,879	*(17)*	**2,727**	3,285	*(17)*	**1,756**	1,748	-
Automotive	**234**	343	*(32)*	**511**	784	*(35)*	**2,184**	2,286	*(4)*
Other	-	-	-	**235**	255	*(8)*	-	-	-
Total Rail	**3,891**	4,758	*(18)*	**7,837**	9,789	*(20)*	**2,014**	2,057	*(2)*
International	**780**	1,000	*(22)*	**353**	509	*(31)*	**453**	509	*(11)*
Domestic	**1,122**	1,069	*5*	**831**	927	*(10)*	**741**	867	*(15)*
Other	-	-	-	**20**	30	*(33)*	-	-	-
Total Intermodal	**1,902**	2,069	*(8)*	**1,204**	1,466	*(18)*	**633**	709	*(11)*
Total	**5,793**	6,827	*(15)* %	**$9,041**	$ 11,255	*(20)* %	**$1,561**	$ 1,649	*(5)* %

Certain data within Merchandise categories have been reclassified to conform to the current year presentation.

2009 vs. 2008 Rail Results of Operations

Rail Revenue

Rail revenue, which excludes Intermodal, is categorized by three main lines of business: merchandise, coal and automotive. Rail revenue decreased $2.0 billion, or 20%, to $7.8 billion from the prior year driven by an 18% decline in volume and lower fuel cost recovery associated with the sharp decline in fuel prices. The broad-based economic recession drove year-over-year volume declines across all major markets. In this challenging environment, CSXT continued to achieve pricing gains primarily due to improved service and the overall cost advantages that rail-based solutions provide to customers versus other modes of transportation.

Merchandise

Chemicals – Volume declined as weakness in the housing, automotive and consumer goods markets significantly reduced demand for chemical products related to those markets. Revenue per unit was flat as yield management efforts were offset by lower fuel recovery.

Emerging Markets – Volume was down as a result of declines in aggregate shipments, such as crushed stone, sand and gravel, caused by a continued weakness in both residential and non-residential construction.

Forest Products – A weak housing market drove the decline in lumber and building products. Paper volume continued to be soft due to electronic media substitution and less packaging being used as a result of lower consumer spending.

Agricultural Products - Volume was down slightly as the growth in ethanol and export grain was more than offset by lower poultry production which negatively impacted the feed grain and ingredient markets.

Metals – The largest decline in volume was experienced in metals driven by weak global and domestic steel demand in the automotive and construction industries. The decline in demand moderated during the year due to replenishment of low inventories and an improvement in automotive production.

Phosphates and Fertilizers – International and domestic shipments declined due to lower phosphate and potash soil application by farmers in reaction to lower prices for grain and the tight credit environment.

Food and Consumer –Weakness in residential construction caused reduced shipments of appliances and other consumer goods. Yet, basic needs markets such as food products were less severely impacted by the economic conditions.

Coal

Volume declines were driven by lower demand from electric utilities and a decrease in exports compared to 2008. Domestic coal demand for generating electricity was down due to natural gas substitution and lower industrial production, resulting in continued high stock pile levels. The 2009 export market decline was a result of both lower steel production in Europe reducing the need for metallurgical coal (used to produce steel) and less expensive alternative global sources for European utilities. Overall revenue per unit for the Coal market improved as yield management efforts more than offset lower fuel recovery.

For 2010, domestic utility demand is expected to remain weak through the first half of the year. However, export market conditions are improving due to increasing global steel production. Export coal shipments could approach 30 million tons in 2010. This increase in demand is expected to more than offset the forecasted domestic utility coal weakness, potentially producing full year gains in overall coal, coke and iron ore shipments.

Automotive

Volume declined due to a reduction in light vehicle production, several plant closures and lower vehicle sales driven by the weak economy and a tight credit environment. Volume, however, improved in the second half of the year as inventories stabilized and the Cash for Clunkers program helped spur sales. Revenue per unit was negatively impacted by lower fuel recovery associated with the sharp decline in fuel prices.

Rail Expense

Total rail expenses for 2009 decreased 22% or $1.6 billion to $5.7 billion compared to the prior year. The description of what is included in each category as well as significant year over year changes is described below.

Labor and Fringe expenses include employee compensation and benefit programs. These expenses are primarily affected by inflation, headcount, wage rates, incentives earned, healthcare plan costs, and pension and other post-retirement plan expenses. These expenses decreased $318 million primarily driven by labor productivity initiatives, such as employee furloughs and reduced crew overtime. Lower incentive compensation was partially offset by inflation and other items.

Materials, Supplies and Other expenses consist primarily of materials and contracted services to maintain infrastructure and equipment and for terminal services at automotive facilities. This category also includes costs related to casualty claims, environmental remediation, train accidents, utilities, property and sales taxes and professional services. Materials, supplies and other expenses decreased by $403 million in 2009. This decrease is driven by several items, the largest impact being a decline in volume-related expenses. Improving trends in safety and a decrease in overall casualty claims drove a net favorable adjustment to casualty reserves during 2009. Prior year storm and proxy-related items not repeated in the current year also added to this decrease. Lastly, improved collections and a stabilizing economic environment caused a decrease in bad debt expense. This decrease was partially offset by an increase in inflation-related items in 2009.

Fuel expense includes locomotive diesel fuel as well as non-locomotive fuel. This expense is driven by the market price and locomotive consumption of diesel fuel. Fuel expense decreased $965 million primarily due to sharply lower fuel prices and lower volume.

Depreciation expense primarily relates to recognizing the cost of a capital asset, such as locomotives, railcars and track structure, over its useful life. This expense is impacted primarily by the capital expenditures made each year. Depreciation expense increased $4 million primarily due to a slightly larger asset base. This increase was largely offset by lower depreciation rates resulting from periodic asset life studies.

Equipment and Other Rents primarily includes rent paid for freight cars owned by other railroads or private companies, net of rents received by CSXT for use of CSXT equipment. This category of expenses also includes lease expenses primarily for locomotives, railcars, containers and trailers, office and other rentals. These expenses decreased $28 million mainly due to lower volume and fewer locomotive leases.

Inland Transportation expenses included in the rail segment are primarily for amounts paid to CSXT from Intermodal for shipments on CSXT's network. These intercompany charges are eliminated in consolidated results. The remaining consolidated amount which fluctuates with volume is expense paid by Intermodal to other transportation companies.

2009 vs. 2008 Intermodal Results of Operations

Intermodal operating income decreased $128 million, or 44%, to $162 million in 2009. Intermodal revenue declined $262 million, or 18%, to $1.2 billion, due to an 8% reduction in volume and an 11% decline in revenue per unit. The volume decline was led by a decrease in international traffic due to the economy which was partially offset by domestic growth in railroad provided container shipments, over-the-road truckload conversions, and expanded service offerings. Revenue per unit was lower primarily due to decreased fuel recovery and competitive truck pricing.

Intermodal operating expense decreased 11%, or $134 million, to $1.0 billion driven primarily by a decline in volume and lower fuel prices. Purchased transportation expense increased over 2008 due to increased volume in domestic transcontinental traffic.

2009 vs. 2008 Consolidated Results

Interest Expense

Interest expense increased $39 million to $558 million due to higher average debt balances in 2009.

Other Income – Net

Other income decreased $66 million to $34 million in 2009. Last year's results included a $30 million non-cash adjustment to correct equity earnings from a non-consolidated subsidiary that was not repeated in the current year. This decrease also included lower average cash and investment balances and a lower average rate of return as well as lower income from real estate sales.

Income Tax Expense

Income tax expense decreased $230 million to $624 million primarily due to lower earnings in 2009.

Net Earnings

Net earnings decreased $213 million to $1.2 billion and earnings per diluted share decreased $.43 to $2.91 in 2009. This decrease was primarily due to the following factors:

- Operating income decreased $483 million primarily due to lower revenue.
- Offsetting this decrease was a $145 million increase in income from discontinued operations as 2008 included an impairment loss related to The Greenbrier as well as a $230 million decrease in tax expense.

2008 vs. 2007 Results of Operations

(Dollars in Millions)

Fiscal Year

	Rail [a]		Intermodal		CSX Consolidated			
	2008	2007	**2008**	2007	**2008**	2007	*$ Change*	*% Change*
Revenue	**$ 9,789**	$ 8,674	**$ 1,466**	$ 1,356	**$ 11,255**	$ 10,030	*$ 1,225*	*12 %*
Operating Expense:								
Labor and Fringe	**2,879**	2,905	**76**	81	**2,955**	2,986	*31*	*1*
Materials, Supplies and Other	**1,933**	1,720	**200**	178	**2,133**	1,898	*(235)*	*(12)*
Fuel	**1,810**	1,307	**7**	5	**1,817**	1,312	*(505)*	*(38)*
Depreciation	**879**	849	**25**	34	**904**	883	*(21)*	*(2)*
Equipment and Other Rents	**317**	341	**108**	110	**425**	451	*26*	*6*
Inland Transportation	**(507)**	(448)	**760**	688	**253**	240	*(13)*	*(5)*
Total Expense	**7,311**	6,674	**1,176**	1,096	**8,487**	7,770	*(717)*	*(9)*
Operating Income	**$ 2,478**	$ 2,000	**$ 290**	$ 260	**$ 2,768**	$ 2,260	*$ 508*	*22*
Interest Expense					**(519)**	(417)	*(102)*	*(24)*
Other Income - Net					**100**	105	*(5)*	*(5)*
Income Tax Expense					**(854)**	(712)	*(142)*	*(20)*
Earnings from Continuing Operations					**1,495**	1,236	*259*	*21*
Discontinued Operations [b]					**(130)**	100	*(230)*	*(230)*
Net Earnings					**$ 1,365**	$ 1,336	*$ 29*	*2*
Earnings Per Diluted Share								
From Continuing Operations					**$ 3.66**	$ 2.77	*$ 0.89*	*32*
Discontinued Operations [b]					**(0.32)**	0.22	*(0.54)*	*(245)*
Net Earnings					**$ 3.34**	$ 2.99	*$ 0.35*	*12 %*
Operating Ratio	**74.7%**	76.9%	**80.2%**	80.8%	**75.4%**	77.5%		

(a) In addition to CSXT, the Rail segment includes non-railroad subsidiaries such as TDSI, Transflo, CSX Technology and other subsidiaries.

(b) In 2009, CSX sold the stock of a subsidiary that indirectly owned Greenbrier Hotel Corporation, owner of The Greenbrier resort. The results are now classified as discontinued operations. For more information, see Note 14, Discontinued Operations.

CSX CORPORATION
PART II

VOLUME AND REVENUE *(Unaudited)*

Volume (Thousands of Units); Revenue (Dollars in Millions); Revenue Per Unit (Dollars)

Fiscal Years

	Volume			Revenue			Revenue Per Unit		
	2008	2007	*% Change*	**2008**	2007	*% Change*	**2008**	2007	*% Change*
Chemicals	**493**	527	*(6) %*	**$ 1,454**	$ 1,331	*9 %*	**$ 2,949**	$ 2,526	*17 %*
Emerging Markets	**487**	546	*(11)*	**714**	684	*4*	**1,466**	1,253	*17*
Forest Products	**344**	385	*(11)*	**793**	803	*(1)*	**2,305**	2,086	*10*
Agricultural Products	**432**	410	*5*	**1,010**	786	*28*	**2,338**	1,917	*22*
Metals	**337**	355	*(5)*	**752**	702	*7*	**2,231**	1,977	*13*
Phosphates and Fertilizers	**334**	363	*(8)*	**461**	421	*10*	**1,380**	1,160	*19*
Food and Consumer	**109**	118	*(8)*	**281**	263	*7*	**2,578**	2,229	*16*
Total Merchandise	**2,536**	2,704	*(6)*	**5,465**	4,990	*10*	**2,155**	1,845	*17*
Coal	**1,779**	1,771	-	**3,110**	2,483	*25*	**1,748**	1,402	*25*
Coke and Iron Ore	**100**	91	*10*	**175**	120	*46*	**1,750**	1,319	*33*
Total Coal	**1,879**	1,862	*1*	**3,285**	2,603	*26*	**1,748**	1,398	*25*
Automotive	**343**	439	*(22)*	**784**	839	*(7)*	**2,286**	1,911	*20*
Other	**-**	-	-	**255**	242	*5*	**-**	-	-
Total Rail	**4,758**	5,005	*(5)*	**9,789**	8,674	*13*	**2,057**	1,733	*19*
International	**1,000**	1,132	*(12)*	**509**	525	*(3)*	**509**	464	*10*
Domestic	**1,069**	979	*9*	**927**	807	*15*	**867**	824	*5*
Other	**-**	-	-	**30**	24	*25*	**-**	-	-
Total Intermodal	**2,069**	2,111	*(2)*	**1,466**	1,356	*8*	**709**	642	*10*
Total	**6,827**	7,116	*(4) %*	**$11,255**	$ 10,030	*12 %*	**$ 1,649**	$ 1,409	*17 %*

Prior periods have been reclassified to conform to the current presentation.

2008 vs. 2007 Rail Results of Operations

Rail Revenue

Rail revenue, which excludes Intermodal, is categorized by three main lines of business: merchandise, coal and automotive. Rail revenue increased $1.1 billion, or 13%, to $9.8 billion in 2008 as compared to prior year. CSXT was able to achieve continued pricing gains predominantly due to the overall cost and service advantages that the Company's rail based solutions provide to customers versus other modes of transportation. Higher fuel cost recovery, coupled with favorable pricing, more than offset volume losses driven by the weakening economy.

Merchandise

Chemicals - Revenue and revenue-per-unit improved due to a continued favorable pricing environment and fuel recoveries. Volume was down as a result of declines in plastic and plastic feedstock shipments, driven by weakness in housing, automotive and consumer goods markets.

Emerging Markets - Revenue and revenue-per-unit grew due to continued yield management efforts and favorable fuel recovery. Volume was down as a result of declines in aggregate shipments, such as crushed stone, sand and gravel, caused by a continued weakness in both residential and non-residential construction. These declines more than offset growth in shipments of scrubber limestone and transportation equipment.

Forest Products - Revenue was flat and volume declined as shipments of building products slowed due to the decline in residential housing starts. Further driving volume declines was a reduction in printing paper and newsprint as a combination of electronic media substitution and reduced advertising pages affected demand.

Agricultural Products - Revenue and volume increased due to continued growth in ethanol shipments and strong domestic demand in feed ingredients. Revenue-per-unit grew as a result of continued focus on yield management and increased fuel recovery.

Metals - Revenue and revenue-per-unit increased due to higher fuel recovery and continued pricing actions. Lower demand for steel due to continued weakness in construction and automobile production resulted in volume declines. These declines more than offset growth in shipments of pipe which were driven by increases in drilling activity and pipeline construction.

Phosphates and Fertilizers - Volume declined in phosphate shipments as weak international and domestic demand resulted in plant curtailments. Revenue-per-unit increases were driven primarily by yield initiatives and increased fuel recovery.

Food and Consumer – Volume declined with decreased demand for building products, appliances and consumer goods driven by the weakening economy and housing market. Revenue-per-unit growth resulted from favorable fuel recoveries and yield initiatives.

Coal

Favorable pricing and fuel recovery positively influenced revenue and revenue-per-unit. Volumes were slightly up as strength in the export and river markets were offset by weakness in electric utility shipments.

Automotive

Volume and revenue declined due to a reduction in light vehicle production, several plant closures, and lower vehicle sales driven by the slowing economy and tight credit environment. Consistent with the overall automotive market, volumes continued to shift to foreign brands produced domestically. Revenue-per-unit improved due to yield initiatives and higher fuel recoveries.

Rail Expense

Total rail operating expenses for 2008 increased 10% or $637 million to $7.3 billion compared to the prior year. The description of what is included in each category is included in the current year's rail expense section on the previous pages. The significant year over year changes are described below.

Labor and Fringe expenses decreased $26 million primarily driven by reduced staffing levels and lower benefit costs which were mostly offset by wage inflation.

Materials, Supplies and Other expenses increased by $213 million in 2008 primarily due to favorable personal injury reserve benefits in the prior year. Additionally, these costs also increased as a result of inflation, proxy-related items and other items.

Fuel expense increased $503 million due to higher fuel prices during most of the year which more than offset increased fuel efficiency.

Depreciation expense increased $30 million primarily due to a larger asset base as a result of higher capital spending. This increase was partially offset by lower depreciation rates resulting from periodic asset life studies.

Equipment and Other Rents expenses decreased $24 million due mainly to lower volume and fewer locomotive leases.

2008 vs. 2007 Intermodal Results of Operations

Intermodal operating income increased to $290 million, an increase of 12% or $30 million versus last year. Improved fuel recovery and a favorable traffic mix boosted revenue per unit and allowed for an 8% increase in revenue despite 2% fewer loads. The volume impact of the continued deceleration of international traffic was somewhat offset by domestic growth in railroad provided container shipments, over-the-road truckload conversion, and short-haul moves in the Southeast.

Intermodal operating expense increased 7% or $80 million to $1.2 billion driven primarily by higher fuel prices and increased purchased transportation expense linked to growth in domestic transcontinental traffic. Additionally, depreciation decreased based on the results of a periodic review of asset useful lives that was completed a year ago.

2008 vs. 2007 Consolidated Results of Operations

Interest Expense

Interest expense increased $102 million in 2008 to $519 million due primarily to higher average debt balances in 2008.

Other Income - Net

Other income was flat with a decrease of $5 million to $100 million in 2008. Lower income from real estate sales as well as lower cash and investment balances in 2008 were offset by a $30 million non-cash adjustment to correct equity earnings from a non-consolidated subsidiary.

Income Tax Expense

Income tax expense increased $142 million to $854 million which was driven by higher operating income in 2008. This increase was partially offset by an $18 million income tax benefit during 2008 principally related to the settlement of federal income tax audits and certain other tax matters.

Net Earnings

Net earnings increased $29 million to $1.4 billion and earnings per diluted share increased $0.35 to $3.34 in 2008. This increase was primarily due to the following factors:

- Operating income increased $508 million primarily driven by higher revenues. This increase in operating income was partially offset by higher interest expense due to higher debt levels.

- Almost entirely offsetting this increase was a 2008 impairment loss related to The Greenbrier and a 2007 tax benefit associated with the sale of CSX's International Terminals business that was not repeated.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a company's ability to generate adequate amounts of cash to meet both current and future needs for obligations as they mature and to provide for planned capital expenditures, including those to implement regulatory and legislative initiatives. In order to have a complete picture of a company's liquidity, its balance sheet, sources and uses of cash flow and external factors should be reviewed.

Material Changes in the Consolidated Balance Sheets and Significant Cash Flows

Consolidated Balance Sheets

CSX's balance sheet reflects its strong capital base and the impact of CSX's balanced approach in deploying its capital for the benefit of its shareholders, which includes reinvestment in the Company's existing infrastructure, investments in the network and dividends.

Net properties increased $525 million since December 2008 due to planned capital expenditures. Additionally, overall long-term debt obligations had a net increase of $177 million due to the new debt issuance of $500 million offset by payments of $323 million during the current year.

Total shareholders' equity increased $792 million during 2009. This increase was mainly attributable to net earnings partially offset by dividend payments of $345 million.

Sources and Uses of Cash

The Company has multiple sources of cash. First, the Company generates cash from operations. In 2009, the Company generated $2.1 billion of cash from operating activities which represented an $854 million decrease from the prior year. This decrease was primarily driven by less cash generated from rail and intermodal operations and higher pension contributions in 2009 versus 2008. Second, CSX has access to numerous financing sources including a $1.25 billion five-year unsecured revolving credit facility that expires in May 2012. This facility can be increased by an additional $500 million to $1.75 billion with the approval of the lending banks. See Note 9, Debt and Credit Agreements for more information.

CSX will also file its shelf registration statement with the SEC on February 19, 2010. This shelf registration statement is unlimited as to amount and may be used, subject to market conditions and CSX Board authorization, to issue debt or equity securities at CSX's discretion. While CSX seeks to give itself flexibility with respect to cash requirements, there can be no assurance that market conditions would permit CSX to sell such debt securities on acceptable terms at any given time, or at all.

In 2009, the Company entered into a $250 million receivables securitization facility. For further details, see page 50.

Among other things, the Company uses cash for scheduled payments of debt and leases and to pay dividends to shareholders, as declared by the Board of Directors. CSX paid dividends of $345 million in 2009, which was $37 million more than prior year. This increase was primarily due to an increase in the quarterly dividend to $0.22 per share midway through 2008. Net cash used in financing activities decreased primarily as a result of $1.6 billion of prior year share repurchases that were not repeated in 2009 and was partially offset by less cash received from debt issued in 2009 as compared to 2008.

Net cash used in investing activities during 2009 was driven by $1.4 billion of property additions. (In addition, capital expenditures for 2009 also included $160 million of new assets purchased using seller financing, which are included in financing activities on the cash flow statement). Funds used for property additions are further described below.

	Fiscal Years		
Property Additions *(Dollars in millions)* [(a)]	**2009**	2008	2007
Track	**$ 768**	$ 720	$ 630
Bridges, Signals and Other	**216**	213	191
Locomotives and Freight Cars	**107**	454	458
Capacity and Commercial Facilities	**169**	147	272
Hurricanes Katrina / Gustav Asset Replacement	**2**	42	24
Other	**185**	164	198
Total	**$ 1,447**	$ 1,740	$ 1,773

(a) As shown on the cash flow statement under supplemental cash flow information, seller financed assets included new assets purchased as well as lease buyouts. New assets purchased included in this amount were $160 million and $54 million for 2009 and 2008, respectively. No new assets were purchased during 2007 using seller financing.

Capital spending programs are and have been designed to assure the ability to provide safe, efficient and reliable transportation services. For 2010, CSX plans to spend $1.7 billion of capital of which 68% will be used to sustain the core infrastructure. Approximately $200 million, or 12%, of total capital spending will be applied toward the implementation of unfunded required regulatory projects such as Positive Train Control ("PTC") which is approximately $170 million. CSX intends to fund these capital investments through funds from operations. The remaining 20% will be allocated to locomotives, freight cars and high return, growth or productivity investments such as the National Gateway (a public-private infrastructure initiative to improve network capacity between Mid-Atlantic ports and the Midwest).

CSX is continually evaluating market and regulatory conditions that could affect the Company's ability to generate sufficient returns on capital investments. CSX may revise this estimate as a result of changes in business conditions, tax legislation or the enactment of new laws or regulations.

Although new legislation or regulations, such as the STB Reauthorization Bill or climate change legislation, could have a material adverse effect on the Company's operations and financial performance in the future (see Risk Factors under Item 1A of this Form 10-K), it is too early to predict the manner or severity of such impact. However, the Company continues to take steps and explore opportunities to reduce the impact of its operations on the environment, including investments in new technologies, reducing fuel consumption and increasing fuel efficiency and lowering emissions.

Liquidity and Working Capital

Currently, CSX is well positioned from a liquidity standpoint. The Company ended the year with over $1 billion of cash, cash equivalents and short-term investments. CSX also has a $1.25 billion credit facility with a diverse syndicate of banks that was not drawn on. Additionally, in 2009, the Company took advantage of an improvement in capital market conditions and issued $500 million of new debt.

Also, in 2009, the Company entered into a $250 million receivables securitization facility. The purpose of this facility is to provide an alternative to commercial paper and a low cost source of short-term liquidity. This facility has a 364-day term and expires on September 27, 2010. As of the date of this filing, CSX has not drawn on this facility. Under the terms of this facility, CSX Transportation and CSX Intermodal transfer eligible third-party receivables to CSX Trade Receivables, a bankruptcy-remote special purpose subsidiary. A separate subsidiary of CSX will service the receivables. Upon transfer, the receivables become assets of CSX Trade Receivables and are not available to the creditors of CSX or any of its other subsidiaries. The cash received in exchange for these receivables when CSX Trade Receivables monetizes them by selling them to third-party lenders will be recorded as debt on CSX's consolidated financial statements due to certain optional reduction or prepayment provisions.

Working capital can also be considered a measure of a company's ability to meet its short-term needs. CSX had a working capital surplus of $705 million and a working capital deficit of $13 million at December 2009 and 2008, respectively. The favorable change is primarily due to increased cash balances as a result of new debt issued during 2009.

The Company's working capital balance varies due to factors such as the timing of scheduled debt payments and changes in cash and cash equivalent balances as discussed above. A working capital deficit is not unusual for CSX or other companies in the industry and does not indicate a lack of liquidity. The Company continues to maintain adequate current assets to satisfy current liabilities and maturing obligations when they come due. Furthermore, CSX has sufficient financial capacity, including its revolving credit facility and shelf registration statement, to manage its day-to-day cash requirements and any anticipated obligations. The Company from time to time accesses the credit markets for additional liquidity.

Credit Ratings

Credit ratings reflect an independent agency's judgment on the likelihood that a borrower will repay a debt obligation at maturity. The ratings reflect many considerations, such as the nature of the borrower's industry and its competitive position, the size of the company, its liquidity and access to capital and the sensitivity of a company's cash flows to changes in the economy. The two largest rating agencies, Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's"), use alphanumeric codes to designate their ratings. The highest quality rating for long-term credit obligations is AAA+ and Aaa1 for S&P and Moody's, respectively. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

Ratings of BBB- and Baa3 or better by S&P and Moody's, respectively, reflect ratings on debt obligations that fall within a band of credit quality considered to be "investment grade." Currently, CSX's long-term ratings fall within this category. If CSX's credit ratings were to decline to lower levels, the Company could experience significant increases in its interest cost for new debt. In addition, the market's demand, and thus the Company's ability to readily issue new debt, could become further influenced by the economic and credit market environment.

SCHEDULE OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following tables set forth maturities of the Company's contractual obligations and other commitments:

Type of Obligation	2010	2011	2012	2013	2014	Thereafter	Total
(Dollars in Millions) (Unaudited)							
Contractual Obligations							
Long-term Debt (See Note 9)	$ 113	$ 605	$ 507	$ 779	$ 526	$ 5,478	$ 8,008
Operating Leases - Net (See Note 7) [(a)]	74	65	58	35	19	140	391
Agreements with Conrail [(a)]	5	3	3	3	4	3	21
Purchase Obligations (See Note 7)	386	434	320	271	272	3,853	5,536
Total Contractual Obligations	$ 578	$ 1,107	$ 888	$ 1,088	$ 821	$ 9,474	$ 13,956
Other Commitments							
Guarantees (See Note 7)	$ 16	$ 13	$ 12	$ -	$ -	$ -	$ 41
Other[(b)]	129	-	-	-	-	-	129
Total Other Commitments	$ 145	$ 13	$ 12	$ -	$ -	$ -	$ 170

(a) Agreements with Conrail (for information about Conrail see Note 13, Related Party Transactions) represent minimum future lease payments of $21 million for freight cars and locomotives. This amount plus total operating leases-net of $391 million above equals total net lease commitments of $412 million disclosed in Note 7, Commitments and Contingencies.

(b) Other commitments of $129 million consisted of surety bonds and letters of credit. Surety bonds are issued by a third-party as an assurance that CSX will fulfill certain obligations and are typically a contract, state, federal or court requirement.

OFF-BALANCE SHEET ARRANGEMENTS

For detailed information about the Company's guarantees, operating leases and purchase obligations, see Note 7, Commitments and Contingencies.

There are no off-balance sheet arrangements that are reasonably likely to have a material effect on the Company's financial condition, results of operations or liquidity.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and certain revenues and expenses during the reporting period. Actual results may differ from those estimates. These estimates and assumptions are discussed with the Audit Committee of the Board of Directors on a regular basis. Consistent with the prior year, significant estimates using management judgment are made for the following areas:

- casualty, environmental and legal reserves;
- pension and post-retirement medical plan accounting;
- depreciation policies for assets under the group-life method; and
- income taxes

Casualty, Environmental and Legal Reserves

Casualty

Casualty reserves represent accruals for personal injury and occupational injury claims. Currently, no individual claim is expected to exceed the Company's self-insured retention amount of $25 million per injury. In accordance with the *Contingencies Topic* in the FASB Accounting Standards Codification ("ASC"), to the extent the value of an individual claim exceeds the self-insured retention amount, the Company would present the liability on a gross basis with a corresponding receivable for insurance recoveries. These reserves fluctuate based upon the timing of payments as well as changes in independent third-party estimates, which are reviewed by management. Most of the claims relate to CSXT unless otherwise noted below. Defense and processing costs, which historically have been insignificant and are anticipated to be insignificant in the future, are not included in the recorded liabilities.

Critical Accounting Estimates, *continued*

Personal Injury

Personal injury reserves represent liabilities for employee work-related and third-party injuries. Work-related injuries for CSXT employees are primarily subject to the Federal Employers' Liability Act ("FELA"). In addition to FELA liabilities, employees of other CSX subsidiaries are covered by various state workers' compensation laws, the Federal Longshore and Harbor Workers' Compensation Program or the Maritime Jones Act.

CSXT retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis is performed by the independent actuarial firm semi-annually and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on CSXT's historical claims and settlement experience. Actual results may vary from estimates due to the number, type and severity of the injury, costs of medical treatments and uncertainties in litigation.

Claims have shown a continued downward trend in the number of injuries, resulting in a continued reduction of the Company's FRA personal injury rate. This reduction is a direct result of the Company's improvement in safety. Additionally, the trend in the severity of injuries has significantly declined. During 2009, the Company reduced personal injury reserves by $84 million based on management's review of the actuarial analysis performed by an independent actuarial firm. These reductions were included in materials, supplies and other in the consolidated income statements.

Occupational

Occupational claims arise from allegations of exposures to certain materials in the workplace, such as asbestos, solvents (which include soaps and chemicals) and diesel fuels or allegations of chronic physical injuries resulting from work conditions, such as repetitive stress injuries, carpal tunnel syndrome and hearing loss.

Asbestos

The Company is party to a number of occupational claims by employees alleging exposure to asbestos in the workplace. The heaviest possible exposure for employees resulted from work conducted in and around steam locomotive engines that were largely phased out beginning around the 1950s. Other types of exposures, however, including exposure from locomotive component parts and building materials, continued until it was substantially eliminated by 1985. Additionally, the Company has retained liability for asbestos claims filed against the previously owned international container shipping business. Diseases associated with asbestos typically have long latency periods (amount of time between exposure to a disease and onset of the disease) which can range from 10 years to 40 years.

Critical Accounting Estimates, *continued*

The Company retains a third-party specialist with extensive experience in performing asbestos and other occupational studies to assist management in assessing the value of the Company's reserves. The analysis is performed by the specialist semi-annually and is reviewed by management. The objective of the analysis is to determine the number of estimated incurred but not reported ("IBNR") claims and the estimated average cost per claim to be received over the next seven years. Seven years was determined by management to be the time period in which probable claim filings and claim values could be estimated with more certainty.

The Company, with the assistance of the third-party specialist, determines its potentially exposed population and it is then able to derive the estimated number of IBNR claims. The estimated average cost per claim is then determined utilizing recent actual average cost per claim data and national industry data. Key elements of the assessment include the following:

- An estimate is computed using a ratio of Company employee data to national employment for select years during the period 1938-2001. The Company uses railroad industry historical census data because it does not have detailed employment records in order to compute the population of potentially exposed employees.

- The projected incidence of disease is estimated based on epidemiological studies using employees' ages and the duration and intensity of potential exposure while employed. Epidemiology is the medical science that deals with the incidence, distribution and control of diseases in a population.

- An estimate of the future anticipated claims filing rate by type of disease (non-malignant, cancer and mesothelioma) is computed using the Company's average historical claim filing rates for a three-year calibration period.

- An estimate of the future anticipated dismissal rate by type of claim is computed using the Company's historical average dismissal rates observed during a period that management feels is representative of future dismissal rates. This period may differ from the current calibration period and is dependent upon disease type and other determining factors.

- An estimate of the future anticipated settlement by type of disease is computed using the Company's historical average dollars paid per claim using the average settlement by type of incident observed during a period that management feels is representative of future settlement amounts. This period may differ from the current calibration period and is dependent upon disease type and other determining factors.

Critical Accounting Estimates, *continued*

From these assumptions, the Company projects the incidence of each type of disease to the estimated population to determine the total estimated number of employees that could potentially assert a claim. Historical claim filing rates are applied for each type of disease to the total number of employees that could potentially assert a claim to determine the total number of anticipated claim filings by disease type. Historical dismissal rates, which represent claims that were closed without payment, are used to calculate the number of future claims by disease type that should be deducted from the total number of anticipated claims. Finally, the number of such claims was multiplied by the average settlement value to estimate the Company's future liability for IBNR asbestos claims.

The estimated future filing rates and estimated average claim values were the most sensitive assumptions for this reserve. A 1% increase or decrease in either the forecasted number of IBNR claims or the average claim values would result in less than a $1 million increase or decrease in the liability recorded for unasserted asbestos claims.

Other Occupational

For all other occupational claims such as solvents (which include soaps and chemicals) and diesel fuels or allegations of chronic physical injuries resulting from work conditions, such as repetitive stress injuries, carpal tunnel syndrome and hearing loss, the Company retains a third-party specialist with extensive experience in performing other occupational studies to assist management in assessing the value of the Company's reserves. The analysis is performed by the specialist semi-annually and is reviewed by management. The objective of the analysis is to determine the number of IBNR claims and the estimated average cost per claim to be paid in future periods. With the exception of carpal tunnel, management has determined that seven years is the most probable period in which claim filing and claim values could be estimated with more certainty. Carpal tunnel claims use a three-year period to estimate the reserve due to the shorter latency period for these types of injuries. Similar to the asbestos liability estimation process, the key elements of the assessment include the following:

- An estimate of the potentially exposed population for other occupational diseases is calculated by projecting active versus retired workforce from 2009 to 2016 based upon information obtained from the Railroad Retirement Board in its 2009 report.

- An estimate of the future anticipated claims filing rate by type of injury, employee type, and active versus retired employee is computed using the Company's average historical claim filing rates for the calibration periods management felt were representative of future filing rates. For carpal tunnel and repetitive stress injuries, the current calibration period is a two-year average of claim filings. All other diseases or injuries use a three-year calibration period. An estimate is made to forecast future claims by using the filing rates by disease and the active and retired employee population each year.

Critical Accounting Estimates, *continued*

- An estimate of the future anticipated dismissal rate by type of claim is computed using the Company's historical average dismissal rates during a period that management feels is representative of future dismissal rates. This period may differ from the current calibration period and is dependent upon injury type and other determining factors.

- An estimate of the future anticipated settlement by type of injury is computed using the Company's historical average of dollars paid per claim for type of injury observed during a period that management feels is representative of future settlement amounts. This period may differ from the current calibration period and is dependent upon injury type and other determining factors.

From these assumptions, the Company projects the incidence of each type of disease to the estimated population to determine the total estimated number of employees that could potentially assert a claim. Historical claim filing rates are applied for each type of disease to the total number of employees that could potentially assert a claim to determine the total number of anticipated claim filings by disease type. Historical dismissal rates, which represent claims that were closed without payment, are used to calculate the number of future claims by disease type that should be deducted from the total number of anticipated claims. Finally, the number of such claims was multiplied by the average settlement value to estimate the Company's future liability for IBNR asbestos claims.

The estimated future filing rates and estimated average claim values were the most sensitive assumptions for this reserve. A 1% increase or decrease in either the forecasted number of IBNR claims or the average claim values would result in less than a $1 million increase or decrease in the liability recorded for unasserted other occupational claims.

During 2009, the Company reduced its reserves for asbestos and occupational injuries by $43 million. Asbestos reserve reductions of $24 million were primarily related to approximately 1,500 claims that were based on unreliable medical evidence and therefore have been determined to have no value. The remaining reduction is attributable to a decrease in carpal tunnel and repetitive stress injury claims.

Critical Accounting Estimates, *continued*

Environmental

The Company is a party to various proceedings related to environmental issues, including administrative and judicial proceedings, involving private parties and regulatory agencies. The Company has been identified as a potentially responsible party at approximately 257 environmentally impaired sites. Many of these are, or may be, subject to remedial action under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as the Superfund Law, or similar state statutes. Most of these proceedings arose from environmental conditions on properties used for ongoing or discontinued railroad operations. A number of these proceedings, however, are based on allegations that the Company, or its predecessors, sent hazardous substances to facilities owned or operated by others for treatment or disposal. In addition, some of the Company's land holdings were leased to others for commercial or industrial uses that may have resulted in releases of hazardous substances or other regulated materials onto the property and could give rise to proceedings against the Company.

In any such proceedings, the Company is subject to environmental clean-up and enforcement actions under the Superfund Law, as well as similar state laws that may impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. These costs could be substantial.

In accordance with the *Asset Retirement and Environmental Obligations Topic* in the ASC, the Company reviews its role with respect to each site identified at least quarterly, giving consideration to a number of factors such as:

- type of clean-up required;
- nature of the Company's alleged connection to the location (e.g., generator of waste sent to the site or owner or operator of the site);
- extent of the Company's alleged connection (e.g., volume of waste sent to the location and other relevant factors); and
- number, connection and financial viability of other named and unnamed potentially responsible parties at the location.

Based on the review process, the Company has recorded amounts to cover contingent anticipated future environmental remediation costs with respect to each site to the extent such costs are estimable and probable. The recorded liabilities for estimated future environmental costs are undiscounted. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. Payments related to these liabilities are expected to be made over the next several years. Environmental remediation costs are included in materials, supplies and other on the consolidated income statement.

Critical Accounting Estimates, *continued*

Currently, the Company does not possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, conditions that are currently unknown could, at any given location, result in exposure, the amount and materiality of which cannot presently be reliably estimated. Based upon information currently available, however, the Company believes its environmental reserves are adequate to fund remedial actions to comply with present laws and regulations, and that the ultimate liability for these matters, if any, will not materially affect its overall financial condition, results of operations or liquidity.

Legal

In accordance with the *Contingencies Topic* in the ASC, an accrual for a loss contingency is established if information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. If no accrual is made for a loss contingency because one or both of these conditions are not met, or if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency is made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

The Company evaluates all exposures relating to legal liabilities at least quarterly and adjusts reserves when appropriate under the guidance noted above. The amount of a particular reserve may be influenced by factors that include official rulings, newly discovered or developed evidence, or changes in laws, regulations and evidentiary standards.

Pension and Post-retirement Medical Plan Accounting

The Company sponsors defined benefit pension plans principally for salaried, management personnel. The plans provide eligible employees with retirement benefits based predominantly on years of service and compensation rates near retirement. For employees hired in 2003 or thereafter, benefits are determined based on a cash balance formula, which provides benefits by utilizing interest and pay credits based upon age, service and compensation. CSX made pension plan contributions of $250 million and $102 million to its qualified defined benefit pension plans in 2009 and 2008, respectively.

In addition to these plans, CSX sponsors a post-retirement medical plan and one life insurance plan that provide benefits to full-time, salaried, management employees hired prior to 2003, upon their retirement if certain eligibility requirements are met. The post-retirement medical plan is contributory (partially funded by retirees), with retiree contributions adjusted annually. The life insurance plan is non-contributory.

Critical Accounting Estimates, *continued*

The accounting for these plans is subject to the guidance provided in the *Compensation—Retirement Benefits Topic* in the ASC.

This rule requires that management make certain assumptions relating to the following:

- long-term rate of return on plan assets;
- discount rates used to measure future obligations and interest expense;
- salary scale inflation rates;
- health care cost trend rates; and
- other assumptions.

These assumptions are determined as of the beginning of the year. As permitted by the *Compensation-Retirement Benefits Topic* the Company previously used a plan measurement date of September 30 to actuarially value its pension and post-retirement plans. During 2008, CSX changed its measurement date to its fiscal year-end in accordance with the topic noted above. The effect of the change was a $13 million after-tax reduction to retained earnings. The Company engages independent, external actuaries to compute the amounts of liabilities and expenses relating to these plans subject to the assumptions that the Company selects. The Company reviews the long-term rate of return, discount, salary scale inflation and health care cost trend rates on an annual basis and makes modifications to the assumptions based on current rates and trends as appropriate.

Long-term Rate of Return on Plan Assets

The expected long-term average rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for benefits included in the projected benefit obligation. In estimating that rate, the Company gives appropriate consideration to the returns being earned by the plan assets in the funds and the rates of return expected to be available for reinvestment.

The Company's expected long-term average rate of return on assets considers the current and projected asset mix of the funds. Management balances market expectations obtained from various investment managers and economists with both market and actual plan historical returns to develop a reasonable estimate of the expected long-term rate of return on assets. As this assumption is long-term, it is adjusted less frequently than other assumptions used in pension accounting. The long-term rate of return on plan assets used by the Company to value its 2009 and 2008 pension obligation was 8.5%.

Critical Accounting Estimates, *continued*

Discount Rates

Discount rates affect the amount of liability recorded and the interest expense component of pension and post-retirement expense. Discount rates reflect the rates at which pension and other post-retirement benefits could be effectively settled, or in other words, how much it would cost the Company to buy enough high quality bonds to generate cash flow equal to the Company's expected future benefit payments. The Company determines the discount rate based on the market yield as of year end for high quality corporate bonds whose maturities match the plans' expected benefit payments.

The discount rates used by the Company to value its 2009 pension and post-retirement obligations are 5.25% and 4.75%, respectively. For 2008, the discount rate used by the company to value its pension and post-retirement obligations was 6.5%. Discount rates may differ for pension and post-retirement benefits due to the different time horizons of future payments for each of the plans. As of December 2009, the time horizon for pensions is approximately 11 years, while, for post-retirement, the time horizon is approximately 7 years.

Each year, these discount rates are reevaluated and adjusted to reflect the best estimate of the current effective settlement rates. If interest rates generally decline or rise, the assumed discount rates will change.

Salary Scale Inflation Rates

Salary scale inflation rates are based on current trends and historical data accumulated by the Company. The Company reviews recent wage increases and management incentive compensation payments over the past five years in its assessment of salary scale inflation rates. The Company used a salary scale rate of 4.0% and 3.8% to value its 2009 and 2008 pension obligation, respectively.

Health Care Cost Trend Rates

Health care cost trend rates are based on recent plan experience and industry trends. The Company uses actuarial data to substantiate the inflation assumption for health care costs, representing increases in total plan costs (which include claims and administrative fee cost components). The 2009 assumed health care cost trend rate for benefit obligations is 8.5% for non-Medicare-eligible participants and 8.0% for Medicare-eligible participants which is expected to decrease gradually until reaching 5% in 2017, based upon current actuarial projections. However, the year-to-year comparisons may fluctuate. For 2008, the assumed health care cost trend rate for benefit obligations was 9.5% for non-Medicare-eligible participants and 10.5% for Medicare-eligible participants.

Critical Accounting Estimates, continued

Other Assumptions

The calculations made by the actuaries also include assumptions relating to mortality rates, turnover and retirement age. These assumptions are based upon historical data and are selected by management.

2010 Estimated Pension and Post-retirement Expense

Net pension and post-retirement benefits expense for 2010 is expected to be approximately $60 million and $31 million, respectively, compared to $35 million and $34 million, respectively, in 2009. The increase in the pension expense is primarily related to the decrease in the discount rate (which causes expense to increase) and additional amortization of the losses incurred by the pension plan assets during 2008. These increases in expense were partially offset by the 2009 contributions.

The following sensitivity analysis illustrates the effect of changes in certain assumptions like discount rates, salaries and health care costs on the 2010 estimated pension and post-retirement expense:

(Dollars in Millions)	Pension	OPEB
Discount Rate 0.25% change	$ 5	$ 1
Salary Inflation 0.25% change	$ 10	$ -
Health Care Cost 1% change	N/A	$ 1

Depreciation Policies for Assets Utilizing the Group-Life Method

The Company depreciates its rail assets, including main-line track, locomotives and freight cars, using the group-life method of accounting. Assets depreciated under the group-life method comprise over 90% of total fixed assets of $31 billion on a gross basis at December 2009. All other assets of the Company are depreciated on a straight line basis. The group-life method aggregates assets with similar lives and characteristics into groups and depreciates each of these groups as a whole. When using the group-life method, an underlying assumption is that each group of assets, as a whole, is used and depreciated to the end of its recoverable life.

The Company currently utilizes more than 250 different depreciable asset categories to account for depreciation expense for the railroad assets that are depreciated under group life. Examples of depreciable asset categories include 18 different categories for crossties due to the different combinations of density classifications and asset types. By utilizing various depreciable categories, the Company can more accurately account for the use of its assets.

Critical Accounting Estimates, *continued*

The Company believes the group-life method of depreciation closely approximates the straight-line method of depreciation. Additionally, due to the nature of most of its assets (e.g. track is one contiguous, connected asset), the Company believes that this is the most effective way to properly depreciate its assets.

Under group-life, the service lives and salvage values for each group of assets are determined by completing periodic life studies and applying management's assumptions regarding the service lives of its properties. A life study is the periodic review of asset lives for group assets conducted by a third-party expert, analyzed by the Company's management and approved by the Surface Transportation Board ("STB"), the regulatory board that has broad jurisdiction over railroad practices. The STB requires life studies be performed for equipment assets every three years and for road (e.g. bridges and signals) and track (e.g., rail, ties and ballast) assets every six years. The Company believes the frequency currently required by the STB provides adequate review of asset lives and that a more frequent review would not result in a material change due to the long-lived nature of most of the assets.

Changes in asset lives due to the results of the life studies are applied on a prospective basis and could significantly impact future periods' depreciation expense, and thus, the Company's results of operations.

There are several factors taken into account during the life study and they include:

- statistical analysis of historical life and salvage data for each group of property;
- statistical analysis of historical retirements for each group of property;
- evaluation of current operations;
- evaluation of technological advances and maintenance schedules;
- previous assessment of the condition of the assets and outlook for their continued use;
- expected net salvage to be received upon retirement; and
- comparison of assets to the same asset groups with other companies.

Critical Accounting Estimates, *continued*

For retirements or disposals of depreciable rail assets that occur in the ordinary course of business, the asset cost (net of salvage value or sales proceeds) is charged to accumulated depreciation and no gain or loss is recognized. As individual assets within a specific group are retired, resulting gains and losses are recorded in accumulated depreciation. As part of the life study, an assessment of the recorded amount of accumulated depreciation is made to determine if it is deficient (or in excess) of the appropriate amount indicated by the study. Any such deficiency (or excess), including any deferred gains or losses, is amortized as a component of depreciation expense over the remaining useful life of the asset group until the next required life study. Since the overall assumption with group-life is that the assets within the group on average have the same life and characteristics, it is therefore concluded that the deferred gains and losses offset over time.

In the event that large groups of assets are removed from service as a result of unusual acts or sales, resulting gains and losses are recognized immediately. These acts are not considered to be in the normal course of business and are therefore recognized when incurred. Examples of such acts would be the major destruction of assets due to significant storm damage (e.g. major hurricanes), the sale of a rail line segment to another railroad or the disposal of an entire class of assets (e.g. disposal of all refrigerated freight cars).

Recent experience with life studies has resulted in depreciation rate changes, which did not materially affect the Company's annual depreciation expense of $908 million and $904 million for 2009 and 2008 respectively. A 1% change in the average life of all group-life assets would result in a $9 million change to the Company's annual depreciation expense. The Company completed life studies for its equipment assets in 2009 and concluded life studies for its road, track and equipment assets in 2008 resulting in a reduction in depreciation expense of $18 million in 2009 and $ 32 million in 2008.

Income Taxes

In 2007, CSX adopted accounting guidance in accordance with the *Income Taxes Topic* in the ASC that addressed how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this topic, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. The Company's reassessment of its tax positions did not have a material impact on the Company's financial condition, results of operations or liquidity.

Critical Accounting Estimates, *continued*

CSX files a consolidated federal income tax return, which includes its principal domestic subsidiaries. Examinations of the federal income tax returns of CSX have been completed through 2003 and for 2007. Federal income tax returns for 2004 through 2006 currently are under appeal. Management believes adequate provision has been made for any adjustments that might be assessed. While the final outcome of these matters cannot be predicted with certainty, it is the opinion of CSX management that none of these items will have a material adverse effect on the financial condition, results of operations or liquidity of CSX. An unexpected adverse resolution of one or more of these items, however, could have a material adverse effect on the results of operations in a particular fiscal quarter or fiscal year. Also, the Company is party to a number of legal and administrative proceedings, the resolution of which could result in gain realization in amounts that could be material to results of operations in a particular fiscal quarter or fiscal year.

New Accounting Pronouncements and Change in Accounting Policy

See Note 1, Nature of Operations and Significant Accounting Policies under the caption, "New Accounting Pronouncements and Changes in Accounting Policy."

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

CSX does not hold or issue derivative financial instruments for trading purposes. Historically, the Company has used derivative financial instruments to address market risk exposure to fluctuations in interest rates and the risk of volatility in its fuel costs. As of December 2009, the Company had $20 million outstanding in interest rate swap agreements. A 1% fluctuation in interest rates on these swaps would cause less than a $1 million change in interest expense.

At December 2009, CSX had $78 million of outstanding floating rate debt obligations outstanding. A 1% fluctuation in interest rates on these notes would cause a $1 million change in interest expense.

CSX CORPORATION
PART II
Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of CSX Corporation

We have audited the accompanying consolidated balance sheets of CSX Corporation and subsidiaries as of December 25, 2009 and December 26, 2008, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for each of the three fiscal years in the period ended December 25, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSX Corporation and subsidiaries at December 25, 2009 and December 26, 2008, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 25, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CSX Corporation's internal control over financial reporting as of December 25, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Independent Certified Public Accountants

Jacksonville, Florida
February 19, 2010

CSX CORPORATION
PART II
Item 8. Financial Statements and Supplementary Data

CONSOLIDATED INCOME STATEMENTS

(Dollars in Millions, Except Per Share Amounts)

	Fiscal Years		
	2009	2008	2007
Revenue	**$ 9,041**	$ 11,255	$ 10,030
Expense			
Labor and Fringe	**2,629**	2,955	2,986
Materials, Supplies and Other	**1,715**	2,133	1,898
Fuel	**849**	1,817	1,312
Depreciation	**908**	904	883
Equipment and Other Rents	**391**	425	451
Inland Transportation	**264**	253	240
Total Expense	**6,756**	8,487	7,770
Operating Income	**2,285**	2,768	2,260
Interest Expense	**(558)**	(519)	(417)
Other Income - Net (Note 10)	**34**	100	105
Earnings From Continuing Operations Before Income Taxes	**1,761**	2,349	1,948
Income Tax Expense (Note 12)	**(624)**	(854)	(712)
Earnings From Continuing Operations	**1,137**	1,495	1,236
Discontinued Operations (Note 14)	**15**	(130)	100
Net Earnings	**$ 1,152**	$ 1,365	$ 1,336
Per Common Share (Note 2)			
Net Earnings Per Share, Basic			
Continuing Operations	**$ 2.90**	$ 3.73	$ 2.88
Discontinued Operations	**0.04**	(0.32)	0.23
Net Earnings	**$ 2.94**	$ 3.41	$ 3.11
Net Earnings Per Common Share, Assuming Dilution			
Continuing Operations	**$ 2.87**	$ 3.66	$ 2.77
Discontinued Operations	**0.04**	(0.32)	0.22
Net Earnings	**$ 2.91**	$ 3.34	$ 2.99
Average Common Shares Outstanding *(Thousands)*	**392,127**	400,740	430,433
Average Common Shares Outstanding, Assuming Dilution *(Thousands)*	**395,686**	408,620	448,341
Cash Dividends Paid Per Common Share	**$ 0.88**	$ 0.77	$ 0.54

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(Dollars in Millions)

	December 25, 2009	December 26, 2008
ASSETS		
Current Assets:		
Cash and Cash Equivalents (Note 1)	$ 1,029	$ 669
Short-term Investments	61	76
Accounts Receivable - Net (Note 1)	995	1,107
Materials and Supplies	203	217
Deferred Income Taxes	158	203
Other Current Assets	124	119
Total Current Assets	2,570	2,391
Properties	31,081	30,208
Accumulated Depreciation	(7,868)	(7,520)
Properties - Net (Note 6)	23,213	22,688
Investment in Conrail (Note 13)	650	609
Affiliates and Other Companies	438	406
Other Long-term Assets (Note 11)	165	194
Total Assets	$ 27,036	$ 26,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 967	$ 973
Labor and Fringe Benefits Payable	383	465
Casualty, Environmental and Other Reserves (Note 5)	190	236
Current Maturities of Long-term Debt (Note 9)	113	319
Income and Other Taxes Payable	112	125
Other Current Liabilities	100	286
Total Current Liabilities	1,865	2,404
Casualty, Environmental and Other Reserves (Note 5)	547	643
Long-term Debt (Note 9)	7,895	7,512
Deferred Income Taxes (Note 12)	6,585	6,235
Other Long-term Liabilities (Note 11)	1,284	1,426
Total Liabilities	18,176	18,220
Shareholders' Equity:		
Common Stock, $1 Par Value (Note 3)	393	391
Other Capital	80	-
Retained Earnings (Note 1)	9,182	8,398
Accumulated Other Comprehensive Loss (Note 1)	(809)	(741)
Noncontrolling Minority Interest	14	20
Total Shareholders' Equity	8,860	8,068
Total Liabilities and Shareholders' Equity	$ 27,036	$ 26,288

See accompanying Notes to Consolidated Financial Statements

CSX CORPORATION
PART II
Item 8. Financial Statements and Supplementary Data

CONSOLIDATED CASH FLOW STATEMENTS
(Dollars in Millions)

	Fiscal Years		
	2009	2008	2007
OPERATING ACTIVITIES			
Net Earnings	**$ 1,152**	$ 1,365	$ 1,336
Adjustments to Reconcile Net Earnings to Net Cash Provided by Operating Activities:			
Depreciation	**908**	918	890
Deferred Income Taxes	**436**	435	272
Non-cash Discontinued Operations (Note 14)	**-**	166	(110)
Contributions to Qualified Pension Plans (Note 8)	**(250)**	(102)	(266)
Other Operating Activities	**(182)**	65	(91)
Changes in Operating Assets and Liabilities:			
Accounts Receivable	**92**	74	(50)
Other Current Assets	**28**	37	(41)
Accounts Payable	**(4)**	(3)	48
Income and Other Taxes Payable	**(9)**	(46)	234
Other Current Liabilities	**(111)**	5	(38)
Net Cash Provided by Operating Activities	**2,060**	2,914	2,184
INVESTING ACTIVITIES			
Property Additions	**(1,447)**	(1,740)	(1,773)
Purchases of Short-term Investments	**-**	(25)	(2,338)
Proceeds from Sales of Short-term Investments	**-**	280	2,459
Other Investing Activities	**54**	36	(41)
Net Cash Used in Investing Activities	**(1,393)**	(1,449)	(1,693)
FINANCING ACTIVITIES			
Long-term Debt Issued (Note 9)	**500**	1,351	2,381
Long-term Debt Repaid (Note 9)	**(323)**	(642)	(785)
Dividends Paid	**(345)**	(308)	(231)
Stock Options Exercised (Note 4)	**34**	83	153
Shares Repurchased (Note 1)	**-**	(1,570)	(2,174)
Other Financing Activities	**(173)**	(78)	72
Net Cash Used in Financing Activities	**(307)**	(1,164)	(584)
Net Increase (Decrease) in Cash and Cash Equivalents	**360**	301	(93)
CASH AND CASH EQUIVALENTS			
Cash and Cash Equivalents at Beginning of Period	**669**	368	461
Cash and Cash Equivalents at End of Period	**$ 1,029**	$ 669	$ 368
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest Paid - Net of Amounts Capitalized	**$ 560**	$ 509	$ 411
Income Taxes Paid	**$ 201**	$ 276	$ 235
Seller Financed Assets	**$ 160**	$ 310	$ 52

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in Millions)

	Common Shares Outstanding *(Thousands)*	Common Stock	Other Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Pension and OPEB Adjustments[a]	Accumulated Other Comprehensive Income (Loss): Other	Noncontrolling Interest [b]	Total
Balance December 29, 2006	437,764	$ 438	$ 1,469	$ 7,427	$ (392)	$ -	$ 89	$ 9,031
Comprehensive Earnings:								
Net Earnings	-	-	-	1,336	-	-	-	1,336
Other Comprehensive Income (Loss)	-	-	-	-	63	4	-	67
Comprehensive Earnings								1,403
Adjustment for initial adoption of *Income Taxes Topic* in ASC [c]	-	-	-	33	-	-	-	33
Income and expense recognized directly in equity	-	-	-	-	-	-	(68)	(68)
Dividends	-	-	-	(231)	-	-	-	(231)
Share Repurchases	(50,917)	(51)	(2,123)	-	-	-	-	(2,174)
Bond Conversions[d]	13,296	13	339	-	-	-	-	352
Subsidiary Equity Restructuring	-	-	72	-	-	-	-	72
Stock Option Exercises and Other	7,721	8	280	-	-	-	-	288
Balance December 28, 2007	407,864	408	37	8,565	(329)	4	21	8,706
Comprehensive Earnings:								
Net Earnings	-	-	-	1,365	-	-	-	1,365
Other Comprehensive Income (Loss)	-	-	-	-	(411)	(5)	-	(416)
Comprehensive Earnings								949
Dividends	-	-	-	(308)	-	-	(1)	(309)
Share Repurchases	(28,486)	(28)	(1,542)	-	-	-	-	(1,570)
Other Capital Reclass	-	-	1,211	(1,211)	-	-	-	-
Bond Conversions [d]	5,042	5	116	-	-	-	-	121
Adjustment for *Compensation - Retirement Benefits Topic* in ASC	-	-	-	(13)	-	-	-	(13)
Stock Option Exercises and Other	6,106	6	178	-	-	-	-	184
Balance December 26, 2008	390,526	391	-	8,398	(740)	(1)	20	8,068
Comprehensive Earnings:								
Net Earnings	-	-	-	1,152	-	-	-	1,152
Other Comprehensive Income (Loss)	-	-	-	-	(74)	6	-	(68)
Comprehensive Earnings								1,084
Income and expense recognized directly in equity	-	-	-	-	-	-	(5)	(5)
Dividends	-	-	-	(345)	-	-	(1)	(346)
Other Capital Reclass	-	-	23	(23)	-	-	-	-
Bond Conversions [d]	22	-	1	-	-	-	-	1
Stock Option Exercises and Other	2,912	2	56	-	-	-	-	58
Balance December 25, 2009	393,460	$ 393	$ 80	$ 9,182	$ (814)	$ 5	$ 14	$ 8,860

(a) Pension and other postretirement benefits balances are net of taxes of $166 million, $375 million and $426 million for 2007, 2008 and 2009, respectively.
(b) Noncontrolling interest - Prior year amounts have been reclassified to reflect noncontrolling interest expense as a component of Stockhoders' Equity. See New Accounting Pronouncements in Note 1, Nature of Operations and Significant Accounting Policies for further information.
(c) Adjustment for initial adoption of Income Taxes Topic in ASC - see Note 12, Income Taxes
(d) Bond Conversions - see Note 2, Earnings Per Share and Note 9, Debt and Credit Agreements

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

CSX Corporation ("CSX"), and together with its subsidiaries (the "Company"), based in Jacksonville, Florida, is one of the nation's leading transportation suppliers. The Company's rail and intermodal businesses provide rail-based transportation services including traditional rail service and the transport of intermodal containers and trailers.

Rail

CSX Transportation, Inc.

CSX's principal operating company, CSX Transportation, Inc. ("CSXT"), provides an important link to the transportation supply chain through its approximately 21,000 route mile rail network, which serves major population centers in 23 states east of the Mississippi River, the District of Columbia and the Canadian provinces of Ontario and Quebec. It serves over 70 ocean, river and lake ports along the Atlantic and Gulf Coasts, the Mississippi River, the Great Lakes and the St. Lawrence Seaway. CSXT also serves thousands of production and distribution facilities through track connections to more than 240 short-line and regional railroads.

Other Entities

In addition to CSXT, the rail segment includes non-railroad subsidiaries Total Distribution Services, Inc. ("TDSI"), Transflo Terminal Services, Inc. ("Transflo"), CSX Technology, Inc. ("CSX Technology") and other subsidiaries. TDSI serves the automotive industry with distribution centers and storage locations, while Transflo provides logistical solutions for transferring products from rail to trucks. CSX Technology and other subsidiaries provide support services for the Company.

Intermodal

CSX Intermodal, Inc. ("Intermodal") is a stand-alone, integrated intermodal transportation provider linking customers to railroads via trucks and terminals. Containers and trailers are loaded and unloaded from trains, and trucks provide the link between intermodal terminals and the customer.

Lines of Business

Together, the rail and intermodal segments generated $9 billion of revenue during 2009 and served four primary lines of business:

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

- The merchandise business is the most diverse market with nearly 2.1 million carloads per year of aggregates, which includes crushed stone, sand and gravel, metal, phosphate, fertilizer, food, consumer (manufactured goods and appliances), agricultural, paper and chemical products. The merchandise business generated approximately 48% of the Company's revenue in 2009 and 36% of volume.

- Coal, which delivered approximately 1.6 million carloads of coal, coke and iron ore to electricity generating power plants, ocean, river and lake piers and terminals, steel makers and industrial plants, accounted for approximately 30% of the Company's revenue in 2009 and 27% of volume. CSXT transports almost one-third of every ton of coal used for generating electricity in the areas it serves.

- Automotive, which delivers finished vehicles and auto parts, generated approximately 6% of the Company's revenue and 4% of the Company's volume in 2009. The Company delivers approximately 30% of North America's light vehicles, serving both domestic manufacturers and the increasing number of global manufacturers that produce cars in the United States.

- Intermodal, which combines the superior economics of rail transportation with the short-haul flexibility of trucks, offers a competitive cost advantage over long-haul trucking. Through its network of more than 50 terminals, Intermodal serves all major markets east of the Mississippi and transports mainly manufactured consumer goods in containers, providing customers with truck-like service for longer shipments. For 2009, Intermodal accounted for approximately 13% of the Company's total revenue and 33% of volume.

Other revenue, which includes revenue from regional subsidiary railroads, demurrage, switching and other incidental charges, accounted for 3% of the Company's total 2009 revenue. Revenue from regional railroads includes shipments by railroads that the Company does not directly operate. Demurrage represents charges assessed when freight cars are held beyond a specified period of time. Switching revenue is generated when CSXT switches cars between trains for a customer or another railroad.

Other Businesses

CSX's other holdings include CSX Real Property, Inc., a subsidiary responsible for the Company's real estate sales, leasing, acquisition and management and development activities. These activities are classified in other income - net because they are not considered by the Company to be operating activities. Results of these activities fluctuate with the timing of real estate sales. In 2009, CSX sold the stock of a subsidiary that indirectly owned Greenbrier Hotel Corporation, owner of The Greenbrier resort. These results are now classified as discontinued operations. For more information, see Note 14, Discontinued Operations.

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Basis of Presentation

In the opinion of management, the accompanying consolidated financial statements contain all normal, recurring adjustments necessary to present fairly the financial position of CSX and its subsidiaries at December 2009 and December 2008, and the consolidated statements of income, cash flows and changes in shareholders' equity for fiscal years 2009, 2008 and 2007.

In addition, management has evaluated and disclosed all material events occurring subsequent to the date of the financial statements up to the date this annual report is filed on Form 10-K.

Fiscal Year

CSX follows a 52/53 week fiscal reporting calendar. This fiscal calendar allows every quarter to consistently end on a Friday and to be of equal duration (13 weeks), resulting in a 52 week fiscal year. To maintain this type of reporting calendar, however, every sixth or seventh year (depending on the Gregorian calendar and when leap year falls), an extra week will be included in the fourth quarter (a 14-week fiscal quarter) and, therefore, that full fiscal year will have 53 weeks. The next 53 week fiscal year will be 2010, which will end on December 31, 2010.

Fiscal years 2009, 2008 and 2007 each consisted of 52 weeks ending on December 25, 2009, December 26, 2008 and December 28, 2007, respectively. Except as otherwise specified, references to full year indicate CSX's fiscal periods ended on these dates.

Principles of Consolidation

The consolidated financial statements include results of operations of CSX and subsidiaries over which CSX has majority ownership or financial control. All significant intercompany accounts and transactions have been eliminated. Most investments in companies that were not majority-owned were carried at cost (if less than 20% owned and the Company has no significant influence) or equity (if the Company has significant influence).

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Cash, Cash Equivalents and Short-term Investments

On a daily basis, cash in excess of current operating requirements is invested in various highly liquid investments having a typical maturity date of three months or less at the date of acquisition. These investments were carried at cost, which approximated market value, and were classified as cash equivalents. Investments in instruments with maturities greater than three months but less than one year were classified as short-term investments.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts on uncollectible amounts related to freight receivables, public project receivables (work done by the Company on behalf of a government agency), claims for damages and other various receivables. The allowance is based upon the credit worthiness of customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance account. Allowance for doubtful accounts of $47 million and $70 million is included in the consolidated balance sheets as of December 2009 and December 2008, respectively. The decrease in the allowance was primarily driven by improved collections and a stabilizing economic environment.

Materials and Supplies

Materials and supplies in the consolidated balance sheets are carried at average costs and consist primarily of fuel and parts used in the repair and maintenance of CSXT's freight car and locomotive fleets, equipment and track structure.

Revenue and Expense Recognition

The Company recognizes freight revenue using Free-On-Board ("FOB") Origin pursuant to the *Revenue Recognition Topic* in the Accounting Standards Codification ("ASC"). Accounting guidance in this topic provides for the allocation of revenue between reporting periods based on relative transit time in each reporting period. Expenses are recognized as incurred.

The certain key estimates included in the recognition and measurement of revenue and related accounts receivable under the policies described above are as follows:

- revenue associated with shipments in transit, which are based on historical freight car movement data as well as average cycle times to move commodities from their origin to their final destination or interchange;
- future adjustments to revenue or accounts receivable for billing corrections, billing discounts, bad debts and allowances for doubtful accounts;

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

- future adjustments to revenue for overcharge claims filed by customers, which are based on historical cash paid to customers for rate overcharges as a percentage of total billing; and

- incentive-based refunds to customers, which are primarily based on customers achieving certain volume thresholds and are recorded as a reduction to revenue on the basis of management's best estimate of the projected liability. This estimate is based on historical activity, current volume levels and a forecast of future volume.

The Company regularly updates the estimates described above based on historical experience. All other revenue, such as demurrage, switching and other incidental charges are recorded upon completion of the service.

Comprehensive Earnings

CSX reports comprehensive earnings or loss in accordance with the *Comprehensive Income Topic* in the ASC in the Consolidated Statement of Changes in Shareholders' Equity. Total comprehensive earnings are defined as all changes in shareholders' equity during a period, other than those resulting from investments by and distributions to shareholders (e.g. issuance of equity securities and dividends). Generally, for CSX, total comprehensive earnings equals net earnings plus or minus adjustments for pension and other post-retirement liabilities. Total comprehensive earnings represents the activity for a period net of related tax effects and were $1.1 billion, $949 million and $1.4 billion for 2009, 2008 and 2007, respectively.

While total comprehensive earnings is the activity in a period and is largely driven by net earnings in that period, accumulated other comprehensive income or loss ("AOCI") represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. For CSX, AOCI is primarily the cumulative balance related to the pension and other post-retirement adjustments and reduced overall equity by $809 million, $741 million and $325 million as of December 2009, 2008 and 2007, respectively. (See Note 8, Employee Benefit Plans).

Derivative Financial Instruments

CSX recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. (See Note 16, Derivative Financial Instruments).

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

New Accounting Pronouncements and Changes in Accounting Policy

In 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162*. This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. The FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission ("SEC"). Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. This statement was effective in third quarter 2009. All accounting references have been updated, and therefore SFAS references have been replaced with each respective ASC topic.

In 2009, the *Financial Instruments Topic* in the ASC requires disclosures about fair value of financial instruments in quarterly reports as well as in annual reports. For CSX, this statement applies to certain investments, pension assets and long-term debt. (See Note 15, Fair Value Measurements.) This standard built upon guidance related to fair value disclosures issued during 2007. These statements define fair value, provide guidance on fair value measurement and give companies the option to either report financial instruments and certain other items at fair value or disclose the fair value versus the carrying value in the footnotes for these items. CSX was not materially impacted by these statements.

In 2009, the *Consolidation Topic* in the ASC revised the accounting treatment for noncontrolling interests of partially-owned subsidiaries. Noncontrolling interests represent the portion of earnings that is not within the parent company's control. These amounts are now required to be reported as equity instead of as a liability on the balance sheet. This change resulted in a $20 million reclassification from other long-term liabilities to shareholders' equity on the December 2008 consolidated balance sheet and is primarily related to CSX's investments in Four Rivers Transportation Inc. and The Indiana Rail Road Company. Additionally, this statement requires net income from noncontrolling interests to be shown separately on the consolidated income statements. These amounts are not material for CSX, and therefore are not shown separately.

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

CSX adopted the *Income Taxes Topic* in the ASC at the beginning of fiscal year 2007. This topic addressed the determination of how tax benefits claimed or expected to be claimed on an income tax return should be recorded in the financial statements. Also, under this topic, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. These tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. The impact of the Company's reassessment of its tax positions did not have a material impact on the financial condition, results of operations or liquidity. (See Note 12, Income Taxes).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of certain revenues and expenses during the reporting period. Actual results may differ from those estimates. Critical accounting estimates using management judgment are made for the following areas:

- casualty, environmental and legal reserves (see Note 5, Casualty, Environmental and Other Reserves);
- pension and post-retirement medical plan accounting (see Note 8, Employee Benefit Plans);
- depreciation policies for assets under the group-life method (see Note 6, Properties); and
- income taxes (see Note 12, Income Taxes).

Other Items – Subsequent Events

Dividend Increase

On February 10, 2010, CSX announced a 9 percent increase to its quarterly cash dividend to 24 cents per share payable on March 15, 2010 to shareholders of record on February 26, 2010. With this dividend increase, CSX will have more than tripled its quarterly dividend since the end of 2005.

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Share Repurchases

In 2008, CSX announced an increase to its share repurchase program, prospectively targeting $3 billion in shares. While there was no share repurchase activity in 2009, as of December 2009, CSX has cumulatively completed approximately $1.25 billion of that targeted share repurchase amount and has remaining authority of $1.75 billion. In 2010, through the date of this filing, the Company completed approximately $229 million of additional share repurchases. Additional repurchases will be considered as part of the Company's evaluation of how best to deploy its capital resources among alternatives while considering changes in market and business conditions.

NOTE 2. Earnings Per Share

The following table sets forth the computation of basic earnings per share and earnings per share, assuming dilution:

	Fiscal Years		
	2009	2008	2007
Numerator *(Dollars in Millions)*:			
Earnings from Continuing Operations	**$ 1,137**	$ 1,495	$ 1,236
Interest Expense on Convertible Debt - Net of Tax	**-**	1	2
Net Earnings from Continuing Operations, If-Converted	**1,137**	1,496	1,238
Discontinued Operations - Net of Tax [(a)]	**15**	(130)	100
Net Earnings, If-Converted	**1,152**	1,366	1,338
Interest Expense on Convertible Debt - Net of Tax	**-**	(1)	(2)
Net Earnings	**$ 1,152**	$ 1,365	$ 1,336
Denominator *(Units in Thousands)*:			
Average Common Shares Outstanding	**392,127**	400,740	430,433
Convertible Debt	**1,114**	2,989	11,469
Stock Options Common Stock Equivalents [(b)]	**2,144**	3,751	5,010
Other Potentially Dilutive Common Shares	**301**	1,140	1,429
Average Common Shares Outstanding, Assuming Dilution	**395,686**	408,620	448,341
Net Earnings Per Share, Basic:			
Continuing Operations	**$ 2.90**	$ 3.73	$ 2.88
Discontinued Operations [(a)]	**0.04**	(0.32)	0.23
Net Earnings	**$ 2.94**	$ 3.41	$ 3.11
Net Earnings Per Share, Assuming Dilution:			
Continuing Operations	**$ 2.87**	$ 3.66	$ 2.77
Discontinued Operations [(a)]	**0.04**	(0.32)	0.22
Net Earnings	**$ 2.91**	$ 3.34	$ 2.99

(a) *See Note 14, Discontinued Operations for additional information.*

(b) *When calculating diluted earnings per share for stock option common stock equivalents, the Earnings Per Share Topic in the ASC requires CSX to include the potential shares that would be outstanding if all outstanding stock options were exercised. This is offset by shares CSX could repurchase using the proceeds from these hypothetical exercises to obtain the common stock equivalent. This number is different from outstanding stock options, which is included in Note 4, Stock Plans and Share-Based Compensation. All stock options were dilutive for the periods presented; therefore, no stock options were excluded from the diluted earnings per share calculation.*

NOTE 2. Earnings Per Share, *continued*

Basic earnings per share is based on the weighted-average number of shares of common stock outstanding. Earnings per share, assuming dilution, is based on the weighted-average number of shares of common stock outstanding adjusted for the effects of common stock that may be issued as a result of the following types of potentially dilutive instruments:

- convertible debt;
- employee stock options; and
- other equity awards, which include long-term incentive awards.

The *Earnings Per Share Topic* in the ASC requires CSX to include additional shares in the computation of earnings per share, assuming dilution. The additional shares included in diluted earnings per share represents the number of shares that would be issued if all of CSX's outstanding convertible debentures were converted into CSX common stock.

As a result, diluted shares outstanding are not impacted when debentures are converted into CSX common stock because those shares were already included in the diluted shares calculation. Shares outstanding for basic earnings per share, however, are impacted on a weighted-average basis when conversions occur. During 2009 and 2008, $629 thousand and $142 million, respectively, of face value convertible debentures were converted into approximately 22 thousand and 5 million shares of CSX common stock, respectively. As of December 2009, approximately $31 million of convertible debentures at face value remained outstanding, which are convertible into 1 million shares of CSX common stock.

NOTE 3. Shareholders' Equity

Common and preferred stock consists of the following:

Common Stock, $1 Par Value	December 25, 2009
	(Units in Thousands)
Common Shares Authorized	600,000
Common Shares Issued and Outstanding	393,460
Preferred Stock	
Preferred Shares Authorized	25,000
Preferred Shares Issued and Outstanding	-

Holders of common stock are entitled to one vote on all matters requiring a vote for each share held. Preferred stock is senior to common stock with respect to dividends and upon liquidation of CSX.

NOTE 4. Stock Plans and Share-Based Compensation

CSX share-based compensation plans primarily include performance grants, restricted stock awards, stock options and stock plans for directors. CSX has not granted stock options since 2003. Awards granted under the various plans are determined and approved by the Compensation Committee of the Board of Directors or, in certain circumstances, by the Chief Executive Officer for awards to management employees other than senior executives. The Board of Directors approves awards granted to the Company's non-management Directors upon recommendation of the Governance Committee.

As of December 2009, there were 731 current or former employees with stock options outstanding under the various plans. Most stock option awards were granted under the authorization provided in the CSX Omnibus Incentive Plan. As of December 2009, an additional 11 million shares of stock could be issued under this plan.

The *Compensation-Stock Compensation Topic* in the ASC requires the cash flows resulting from income tax deductions in excess of compensation costs to be classified as financing cash flows. This requirement resulted in reduced net operating cash flows and increased net financing cash flows of approximately $12 million, $69 million and $61 million for fiscal years 2009, 2008 and 2007, respectively.

The *Compensation-Stock Compensation Topic* also requires the disclosure of total compensation costs for share-based payment arrangements and the related tax benefits recognized in income. Total pre-tax expense associated with share-based compensation and its related income tax benefit is as follows:

	Fiscal Years		
(Dollars in Millions)	**2009**	2008	2007
Share-Based Compensation Expense	**$ 17**	$ 38	$ 73
Income Tax Benefit	**6**	14	27

Stock Options

Stock options were granted with 10-year terms. Options outstanding as of December 2009 are generally exercisable three to ten years after date of grant. The exercise price for options granted equals the market price of the underlying stock on the grant date. A summary of CSX's stock option activity and related information for the fiscal years 2009, 2008 and 2007 is as follows:

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

	Fiscal Years					
	2009		2008		2007	
	Options Outstanding (000s)	**Weighted-Average Exercise Price**	Options Outstanding (000s)	Weighted-Average Exercise Price	Options Outstanding (000s)	Weighted-Average Exercise Price
Outstanding at Beginning of Year	**7,309**	**$ 17.93**	11,771	$ 18.25	19,420	$ 18.96
Expired or Cancelled	**(94)**	**$ 22.26**	(21)	$ 19.03	(44)	$ 18.05
Exercised	**(1,820)**	**$ 18.70**	(4,441)	$ 18.76	(7,605)	$ 20.08
Outstanding at End of Year	**5,395**	**$ 17.60**	7,309	$ 17.93	11,771	$ 18.25
Exercisable at End of Year	**5,395**	**$ 17.60**	7,309	$ 17.93	9,612	$ 18.73

The following table summarizes information about stock options outstanding at December 2009:

Exercise Price	**Number Outstanding (000s)**	**Weighted-Average Remaining Contractual Life (Years)**	**Weighted-Average Exercise Price**	**Aggregate Intrinsic Value[(a)] (Millions)**
Options Outstanding:				
$10 to $15	174	0.35	$ 12.41	$ 6
$15 to $20	5,221	2.56	$ 17.77	$ 151
Total	5,395			$ 157

(a) Aggregate intrinsic value represents the amount employees would have received if the options were exercised as of December 25, 2009.

The total intrinsic value of options exercised, which represents the value realized by current and former employees who exercised options for fiscal years ended 2009, 2008, and 2007 was $41 million, $165 million, and $163 million, respectively.

As of December 2009, all options are vested and therefore there will be no future expense related to these options.

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Restricted Stock Awards

Restricted stock awards vest over an employment period of up to five years. The following table provides information about outstanding restricted stock awards.

	Fiscal Years		
	2009	2008	2007
Number of Restricted Stock Awards Outstanding *(Thousands)* [(a)]	**269**	39	92
Weighted-Average Fair Value at Grant Date	**$ 33.18**	$ 29.61	$ 24.26
Restricted Stock Award Expense *(Millions)* [(a)]	**$ 2**	$ 1	$ 1

(a) In May 2009, 219,000 time-based restricted stock units were granted to a certain layer of management under a new Long-term Incentive Plan as described below. These units vest over three years, therefore only a partial amount of expense was recognized in 2009.

Long-term Incentive Plans

The CSX Long-term Incentive Plans ("LTIP") were adopted under the CSX Omnibus Incentive Plan. The objective of these long-term incentive plans is to motivate and reward key members of management and executives for achieving and exceeding certain financial and strategic initiatives. Total expense incurred due to long-term incentive plans was $13 million, $33 million and $67 million for fiscals years 2009, 2008 and 2007, respectively.

In May of 2007, 2008 and 2009, target performance units were granted to key layers of management under three separate LTIP plans covering a three-year cycle ending in fiscal years 2009, 2010 and 2011, respectively. The key financial target for the 2007-2009 ("2009") plan is Surface Transportation operating ratio, which is defined as annual operating expenses divided by revenue of the Company's rail and intermodal businesses. The key financial target for the 2008-2010 ("2010") and 2009-2011 ("2011") plans is consolidated operating ratio, which is defined as annual operating expenses divided by revenue. The key targets for all three plans are calculated excluding certain non-recurring items. The target grants were made in performance units, with each unit being equivalent to one share of CSX stock, and payouts will be made in CSX common stock. The payout range for participants will be between 0% and 200% of the original target grant based upon CSX's attainment of pre-established operating ratio targets. Payouts to certain senior executive officers are subject to a reduction of up to 30% at the discretion of the Compensation Committee of the Board of Directors based upon Company performance against certain CSX strategic initiatives. In the 2009 plan, certain senior executives' payouts are subject to an additional 20% increase or decrease based upon certain pre-established financial targets.

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

As part of the 2011 plan, time-based restricted stock units were granted to a certain layer of management. The restricted stock units vest three years after the date of grant and participants receive cash dividend equivalents on the unvested shares during the restriction period plan. These awards are not based upon CSX's attainment of operational targets.

	LTIP Plan (Plan Ended In)		
	2009	2010	2011
Number of target units granted *(Thousands)*	**510**	340	658
Weighted-Average Fair Value at Grant Date [(a)]	**$ 43.52**	$ 63.79	$ 31.50
Restricted stock units *(Thousands)*	-	-	219

(a) Weighted-average for value of these units includes the value of both the initial grants and subsequent, smaller grants issued at different prices based on grant date fair value to new or promoted employees not previously included.

The 2009 plan ended on December 25, 2009, and CSX issued 347 thousand net shares in January 2009 as a result of the achievement of performance targets for the three preceding fiscal years, which has a net market value of $18 million.

As of December 2009, there was $12 million of total unrecognized compensation cost related to these plans that is expected to be recognized over a weighted-average period of approximately 1.5 years. The activity related to each of the outstanding long-term incentive plans is summarized as follows:

	2008 - 2010 Plan Units Outstanding *(000s)*	2009 - 2011 Plan Units Outstanding *(000s)*
Unvested at December 28, 2007	-	-
Granted in 2008	350	-
Forfeited in 2008	(10)	-
Unvested at December 26, 2008	340	-
Granted in 2009	10	673
Forfeited in 2009	(24)	(49)
Unvested at December 25, 2009	326	624

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Stock Plan for Directors

The Stock Plan for Directors, approved by the shareholders in 1992, governs in part the manner in which directors' fees and retainers are paid. At the end of 2009, the minimum retainer to be paid in CSX common stock was 50% of the annual retainer, but each director may elect to receive the entire retainer and fees in CSX common stock. In addition, each director receives an annual payment made entirely in CSX common stock. However, in 2008, the Board of Directors elected to change the date of issue from December 2008 to February 2009. Therefore these shares were not issued before year-end 2008. The following table provides information about shares issued to directors.

	Fiscal Years		
	2009	2008	2007
Shares Issued to Directors *(Thousands)*	**74**	10	68
Expense *(Millions)*	**$ 2**	$ 1	$ 3
Grant Date Stock Price	**$ 30.89**	$ 53.40	$ 43.36

The plan permits each director, in accordance with Internal Revenue Code Section 409A, to defer receipt of fees. Deferred cash amounts were credited to an account and invested in a choice of eight investment selections, including a CSX common stock equivalent fund. Distributions were made in accordance with elections made by the directors, consistent with the terms of the Plan. At December 2009, there were approximately 1 million shares of common stock reserved for issuance under this Plan.

Shareholder Dividend Reinvestment Plan

CSX maintains the Shareholder Dividend Reinvestment Plan under which shareholders may use dividends paid on CSX common stock held in the plan to purchase additional shares of stock. The following table provides information about shares available for issuance under this plan at the end of fiscal years 2009, 2008 and 2007.

	Fiscal Years		
	2009	2008	2007
Number of Shares Available for Issuance *(Thousands)*	**11,090**	11,101	10,906

NOTE 5. Casualty, Environmental and Other Reserves

Activity related to casualty, environmental and other reserves is as follows:

(Dollars in Millions)	Casualty Reserves	Separation Liabilities	Environmental Reserves	Other Reserves	Total
Balance December 29, 2006	$ 637	$ 120	$ 71	$ 93	$ 921
Charged to Expense[(a)]	141	-	76	79	296
Change in Estimate	(99)	-	-	-	(99)
Payments[(a)]	(133)	(17)	(47)	(50)	(247)
Balance December 28, 2007	$ 546	$ 103	$ 100	$ 122	$ 871
Charged to Expense	115	-	38	57	210
Payments	(95)	(16)	(38)	(53)	(202)
Balance December 26, 2008	$ 566	$ 87	$ 100	$ 126	$ 879
Charged to Expense[(b)]	111	-	26	26	163
Change in Estimate[(c)]	(127)	-	-	-	(127)
Payments	(91)	(14)	(29)	(44)	(178)
Balance December 25, 2009	$ 459	$ 73	$ 97	$ 108	$ 737

(a) Charges to expense and payments for environmental reserves were higher in 2007 primarily due to clean-up costs associated with an increase in significant train accidents.

(b) Charges to expense for other reserves were lower in 2009 primarily due to a reduction in freight loss and damage claims as a result of volume declines.

(c) Personal injury accounted for $84 million of the total $127 million change in estimate. The remaining $43 million is attributable to occupational reserves.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

Casualty, environmental and other reserves were determined to be critical accounting estimates due to the need for significant management judgments. They are provided for in the consolidated balance sheets as follows:

	December 25, 2009			December 26, 2008		
(Dollars in Millions)	**Current**	**Long-term**	**Total**	Current	Long-term	Total
Casualty:						
Personal Injury	**$ 85**	**$ 215**	**$ 300**	$ 104	$ 258	$ 362
Occupational	**27**	**132**	**159**	32	172	204
Total Casualty	**112**	**347**	**459**	136	430	566
Separation	**16**	**57**	**73**	16	71	87
Environmental	**37**	**60**	**97**	42	58	100
Other	**25**	**83**	**108**	42	84	126
Total	**$ 190**	**$ 547**	**$ 737**	$ 236	$ 643	$ 879

Details with respect to each type of reserve are described below. Actual settlements and claims received could differ. The final outcome of these matters cannot be predicted with certainty. Considering the legal defenses available, the liabilities that have been recorded and other factors, it is the opinion of management that none of these items, when finally resolved, will have a material effect on the Company's financial condition, results of operations or liquidity. Should a number of these items occur in the same period, however, they could have a material effect on the financial condition, results of operations or liquidity in that particular period.

Casualty

Casualty reserves represent accruals for personal injury and occupational injury claims. Currently, no individual claim is expected to exceed the Company's self-insured retention amount of $25 million per injury. In accordance with the *Contingencies Topic* in the ASC, to the extent the value of an individual claim exceeds the self-insured retention amount, the Company would present the liability on a gross basis with a corresponding receivable for insurance recoveries. These reserves fluctuate based upon the timing of payments as well as changes in independent third-party estimates, which are reviewed by management. Most of the claims relate to CSXT unless otherwise noted below. Defense and processing costs, which historically have been insignificant and are anticipated to be insignificant in the future, are not included in the recorded liabilities.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

Personal Injury

Personal injury reserves represent liabilities for employee work-related and third-party injuries. Work-related injuries for CSXT employees are primarily subject to the Federal Employers' Liability Act ("FELA"). In addition to FELA liabilities, employees of other CSX subsidiaries are covered by various state workers' compensation laws, the Federal Longshore and Harbor Workers' Compensation Program or the Maritime Jones Act.

CSXT retains an independent actuarial firm to assist management in assessing the value of personal injury claims and cases. An analysis is performed by the independent actuarial firm semi-annually and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on CSXT's historical claims and settlement experience. Actual results may vary from estimates due to the number, type and severity of the injury, costs of medical treatments and uncertainties in litigation.

Claims have shown a continued downward trend in the number of injuries, resulting in a continued reduction of the Company's Federal Railroad Administration ("FRA") personal injury rate. This reduction is a direct result of the Company's improvement in safety. Additionally, the trend in the severity of injuries has significantly declined. During 2009, the Company reduced personal injury reserves by $84 million based on management's review of the actuarial analysis performed by an independent actuarial firm. These reductions were included in materials, supplies and other in the consolidated income statements.

Occupational

Occupational claims arise from allegations of exposures to certain materials in the workplace, such as asbestos, solvents (which include soaps and chemicals) and diesel fuels or allegations of chronic physical injuries resulting from work conditions, such as repetitive stress injuries, carpal tunnel syndrome and hearing loss.

Asbestos

The Company is party to a number of occupational claims by employees alleging exposure to asbestos in the workplace. The heaviest possible exposure for employees resulted from work conducted in and around steam locomotive engines that were largely phased out beginning around the 1950s. Other types of exposures, however, including exposure from locomotive component parts and building materials, continued until it was substantially eliminated by 1985. Additionally, the Company has retained liability for asbestos claims filed against its previously owned international container shipping business. Diseases associated with asbestos typically have long latency periods (amount of time between exposure to a disease and the onset of the disease) which can range from 10 years to 40 years after exposure.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

The Company retains a third-party specialist with extensive experience in performing asbestos and other occupational studies to assist management in assessing the value of the Company's reserves. The analysis is performed by the specialist semi-annually and is reviewed by management. The objective of the analysis is to determine the number of estimated incurred but not reported ("IBNR") claims and the estimated average cost per claim to be received over the next seven years. Seven years was determined by management to be the time period in which probable claim filings and claim values could be estimated with more certainty.

The Company, with the assistance of the third-party specialist, determines its potentially exposed population and is then able to derive the estimated number of IBNR claims. The estimated average cost per claim is then determined utilizing recent actual average cost per claim data and national industry data. Key elements of the assessment include the following:

- An estimate is computed using a ratio of Company employee data to national employment for select years during the period 1938-2001. The Company uses railroad industry historical census data because it does not have detailed employment records in order to compute the population of potentially exposed employees.

- The projected incidence of disease is estimated based on epidemiological studies using employees' ages and the duration and intensity of potential exposure while employed. Epidemiology is the medical science that deals with the incidence, distribution and control of diseases in a population.

- An estimate of the future anticipated claims filing rate by type of disease (non-malignant, cancer and mesothelioma) is computed using the Company's average historical claim filing rates for a three-year calibration period.

- An estimate of the future anticipated dismissal rate by type of claim is computed using the Company's historical average dismissal rates observed during a period that management feels is representative of future dismissal rates. This period may differ from the current calibration period and is dependent upon disease type and other determining factors.

- An estimate of the future anticipated settlement by type of disease is computed using the Company's historical average dollars paid per claim using the average settlement by type of incident observed during a period that management feels is representative of future settlement amounts. This period may differ from the current calibration period and is dependent upon disease type and other determining factors.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

From these assumptions, the Company projects the incidence of each type of disease to the estimated population to determine the total estimated number of employees that could potentially assert a claim. Historical claim filing rates are applied for each type of disease to the total number of employees that could potentially assert a claim to determine the total number of anticipated claim filings by disease type. Historical dismissal rates, which represent claims that were closed without payment, are used to calculate the number of future claims by disease type that should be deducted from the total number of anticipated claims. Finally, the number of such claims was multiplied by the average settlement value to estimate the Company's future liability for IBNR asbestos claims.

The estimated future filing rates and estimated average claim values were the most sensitive assumptions for this reserve. A 1% increase or decrease in either the forecasted number of IBNR claims or the average claim values would result in less than a $1 million increase or decrease in the liability recorded for unasserted asbestos claims.

Undiscounted liabilities recorded related to asbestos claims were as follows:

(Dollars in Millions)	**December 2009**	December 2008
Asbestos:		
Incurred but not reported claims	**$ 43**	$ 54
Asserted claims	**53**	70
Total liability	**96**	124
Current liability	**$ 10**	$ 11

Other Occupational

For all other occupational claims such as solvents (which include soaps and chemicals) and diesel fuels or allegations of chronic physical injuries resulting from work conditions, such as repetitive stress injuries, carpal tunnel syndrome and hearing loss, the Company retains a third-party specialist with extensive experience in performing other occupational studies to assist management in assessing the value of the Company's reserves. The analysis is performed by the specialist semi-annually and is reviewed by management. The objective of the analysis is to determine the number of IBNR claims and the estimated average cost per claim to be paid in future periods. With the exception of carpal tunnel, management has determined that seven years is the most probable period in which claim filing and claim values could be estimated with more certainty. Carpal tunnel claims use a three-year period to estimate the reserve due to the shorter latency period for these types of injuries. Similar to the asbestos liability estimation process, the key elements of the assessment include the following:

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

- An estimate of the potentially exposed population for other occupational diseases is calculated by projecting active versus retired workforce from 2009 to 2016 based upon information obtained from the Railroad Retirement Board in its 2009 report.

- An estimate of the future anticipated claims filing rate by type of injury, employee type, and active versus retired employee is computed using the Company's average historical claim filing rates for the calibration periods management felt were representative of future filing rates. For carpal tunnel and repetitive stress injuries, the current calibration period is a two-year average of claim filings. All other diseases or injuries use a three-year calibration period. An estimate is made to forecast future claims by using the filing rates by disease and the active and retired employee population each year.

- An estimate of the future anticipated dismissal rate by type of claim is computed using the Company's historical average dismissal rates during a period that management feels is representative of future dismissal rates. This period may differ from the current calibration period and is dependent upon injury type and other determining factors.

- An estimate of the future anticipated settlement by type of injury is computed using the Company's historical average of dollars paid per claim for type of injury observed during a period that management feels is representative of future settlement amounts. This period may differ from the current calibration period and is dependent upon injury type and other determining factors.

From these assumptions, the Company projects the incidence of each type of disease to the estimated population to determine the total estimated number of employees that could potentially assert a claim. Historical claim filing rates are applied for each type of disease to the total number of employees that could potentially assert a claim to determine the total number of anticipated claim filings by disease type. Historical dismissal rates, which represent claims that were closed without payment, are used to calculate the number of future claims by disease type that should be deducted from the total number of anticipated claims. Finally, the number of such claims was multiplied by the average settlement value to estimate the Company's future liability for IBNR asbestos claims.

The estimated future filing rates and estimated average claim values were the most sensitive assumptions for this reserve. A 1% increase or decrease in either the forecasted number of IBNR claims or the average claim values would result in less than a $1 million increase or decrease in the liability recorded for unasserted other occupational claims.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

Undiscounted recorded liabilities related to other occupational claims were as follows:

(Dollars in Millions)	**December 2009**	December 2008
Other Occupational:		
Incurred but not reported claims	**$ 29**	$ 46
Asserted claims	**34**	34
Total liability	**63**	80
Current liability	**$ 17**	$ 21

A summary of asbestos and other occupational claims activity is as follows:

	Fiscal Years	
	2009	2008
Asserted Claims		
Open Claims - Beginning of Year	**4,904**	10,988
New Claims Filed	**298**	400
Claims Settled	**(184)**	(392)
Claims Dismissed	**(1,236)**	(6,092)
Open Claims - End of Year	**3,782**	4,904

In the prior year, approximately 5,700 of the dismissed claims were asbestos claims related to the Company's previously owned international container shipping business. The claims were administratively dismissed for lack of medical evidence. The remaining open asbestos claims related to the shipping business are approximately 117. Because these claims were against multiple vessel owners, the Company's reserves reflect its portion of those claims. The Company had approximately $3 million reserved for these shipping business claims at December 2009 and 2008, respectively. The remaining open claims were asserted against CSXT.

During 2009, the Company reduced its reserves for asbestos and occupational injuries by $43 million. Asbestos reserve reductions of $24 million were primarily related to approximately 1,500 claims that were deemed to have no medical merit and therefore have been determined to have no value. The remaining reduction is attributable to a decrease in the number of carpal tunnel and repetitive stress injuries claims.

Reserves for asbestos related claims were $96 million and $124 million at December 2009 and December 2008, respectively. Reserves for all other occupational claims were $63 million and $80 million at December 2009 and December 2008, respectively.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

Separation

Separation liabilities provide for the estimated benefits provided to certain union employees as a result of implementing workforce reductions, improvements in productivity and certain other cost reductions at the Company's major transportation units since 1991. These liabilities are expected to be paid out over the next 10 to 15 years from general corporate funds and may fluctuate depending on the timing of payments and associated taxes.

Environmental

The Company is a party to various proceedings related to environmental issues, including administrative and judicial proceedings, involving private parties and regulatory agencies. The Company has been identified as a potentially responsible party at approximately 257 environmentally impaired sites. Many of these are, or may be, subject to remedial action under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as the Superfund Law, or similar state statutes. Most of these proceedings arose from environmental conditions on properties used for ongoing or discontinued railroad operations. A number of these proceedings, however, are based on allegations that the Company, or its predecessors, sent hazardous substances to facilities owned or operated by others for treatment or disposal. In addition, some of the Company's land holdings were leased to others for commercial or industrial uses that may have resulted in releases of hazardous substances or other regulated materials onto the property and could give rise to proceedings against the Company.

In any such proceedings, the Company is subject to environmental clean-up and enforcement actions under the Superfund Law, as well as similar state laws that may impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. These costs could be substantial.

In accordance with the *Asset Retirement and Environmental Obligations Topic* in the ASC, the Company reviews its role with respect to each site identified at least quarterly, giving consideration to a number of factors such as:

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

- type of clean-up required;
- nature of the Company's alleged connection to the location (e.g., generator of waste sent to the site or owner or operator of the site);
- extent of the Company's alleged connection (e.g., volume of waste sent to the location and other relevant factors); and
- number, connection and financial viability of other named and unnamed potentially responsible parties at the location.

Based on the review process, the Company has recorded amounts to cover anticipated contingent future environmental remediation costs with respect to each site to the extent such costs are estimable and probable. The recorded liabilities for estimated future environmental costs are undiscounted. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. Payments related to these liabilities are expected to be made over the next several years. Environmental remediation costs are included in materials, supplies and other on the consolidated income statement.

Currently, the Company does not possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, conditions that are currently unknown could, at any given location, result in exposure, the amount and materiality of which cannot presently be reliably estimated. Based upon information currently available, however, the Company believes its environmental reserves are adequate to fund remedial actions to comply with present laws and regulations, and that the ultimate liability for these matters, if any, will not materially affect its overall financial condition, results of operations or liquidity.

Other

Other reserves of $108 million and $126 million for 2009 and 2008, respectively, include liabilities for various claims, such as longshoremen disability claims, freight claims and claims for property, automobile and general liability. These liabilities are accrued at the estimable and probable amount in accordance with the *Contingencies Topic* in the ASC.

Longshoremen disability claims represent liability for assessments under Section 8f of the United States Longshore and Harbor Workers' Compensation Program. These reserves, of $50 million and $75 million for 2009 and 2008, respectively, have amounts accrued for second injury fund liabilities, which represent the non-medical portion of employee claims which are paid by the United States Department of Labor and are attributed to an earlier injury to the same employee. These claims relate to a shipping business formerly owned by CSX.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

Freight claims represent claims for both freight loss and damage and freight rate disputes. Freight loss and damage claims are liabilities that resulted from the loss or damage of customer freight while being handled by the Company's transportation services. Freight rate disputes represent liabilities for customer claims regarding the rates charged by the Company for its transportation services. Liabilities for freight rate disputes are recorded as a reduction of revenue.

The Company accrues for claims related to property, automobile and general liability as noted above. The Company is also required to maintain primary and state mandated insurance coverage for Company property and vehicle fleets. General liability is coverage for liability arising from operations of non-rail subsidiaries.

NOTE 6. Properties

Railroad Assets

The Company depreciates its rail assets, including main-line track, locomotives and freight cars, using the group-life method of accounting. Assets depreciated under the group-life method comprise over 90% of total fixed assets of $31 billion on a gross basis at December 2009. All other assets of the Company are depreciated on a straight line basis. The group-life method aggregates assets with similar lives and characteristics into groups and depreciates each of these groups as a whole. When using the group-life method, an underlying assumption is that each group of assets, as a whole, is used and depreciated to the end of its recoverable life.

The Company currently utilizes more than 250 different depreciable asset categories to account for depreciation expense for the railroad assets that are depreciated under group life. Examples of depreciable asset categories include 18 different categories for crossties due to the different combinations of density classifications and asset types. By utilizing various depreciable categories, the Company can more accurately account for the use of its assets.

The Company believes the group-life method of depreciation closely approximates the straight-line method of depreciation. Additionally, due to the nature of most of its assets (e.g. track is one contiguous, connected asset) the Company believes that this is the most effective way to properly depreciate its assets.

Under group-life, the service lives and salvage values for each group of assets are determined by completing periodic life studies and applying management's assumptions regarding the service lives of its properties. A life study is the periodic review of asset lives for group assets conducted by a third-party expert, analyzed by the Company's management and approved by the Surface Transportation Board ("STB"), the regulatory board that has broad jurisdiction over railroad practices. The STB requires life studies be performed for equipment assets every three years and for road (e.g. bridges and signals) and track (e.g., rail, ties and ballast) assets every six years. The Company believes the frequency currently required by the STB provides adequate review of asset lives and that a more frequent review would not result in a material change due to the long-lived nature of most of the assets.

NOTE 6. Properties, *continued*

The results of the life study process determine the service lives for each asset group under the group-life method. Road assets, including main-line track, have estimated service lives ranging from 6 years for system roadway machinery to 75 years for tunnels. Equipment assets, including locomotives and freight cars, have estimated service lives ranging from 6 years for technology assets to 35 years for work equipment. Resulting changes in service life estimates are subject to review and approval by the STB.

Changes in asset lives due to the results of the life studies are applied on a prospective basis and could significantly impact future periods' depreciation expense, and thus, the Company's results of operations.

There are several factors taken into account during the life study and they include:

- statistical analysis of historical life and salvage data for each group of property;
- statistical analysis of historical retirements for each group of property;
- evaluation of current operations;
- evaluation of technological advances and maintenance schedules;
- previous assessment of the condition of the assets and outlook for their continued use;
- expected net salvage to be received upon retirement; and
- comparison of assets to the same asset groups with other companies.

For retirements or disposals of depreciable rail assets that occur in the ordinary course of business, the asset cost (net of salvage value or sales proceeds) is charged to accumulated depreciation and no gain or loss is recognized. As individual assets within a specific group are retired, resulting gains and losses are recorded in accumulated depreciation. As part of the life study, an assessment of the recorded amount of accumulated depreciation is made to determine if it is deficient (or in excess) of the appropriate amount indicated by the study. Any such deficiency (or excess), including any deferred gains or losses, is amortized as a component of depreciation expense over the remaining useful life of the asset group until the next required life study. Since the overall assumption with group-life is that the assets within the group on average have the same life and characteristics, it is therefore concluded that the deferred gains and losses offset over time.

NOTE 6. Properties, *continued*

In the event that large groups of assets are removed from service as a result of unusual acts or sales, resulting gains and losses are recognized immediately. These acts are not considered to be in the normal course of business and are therefore recognized when incurred. Examples of such acts would be the major destruction of assets due to significant storm damage (e.g. major hurricanes), the sale of a rail line segment to another railroad or the disposal of an entire class of assets (e.g. disposal of all refrigerated freight cars).

Recent experience with life studies has resulted in depreciation rate changes, which did not materially affect the Company's annual depreciation expense of $908 million and $904 million for 2009 and 2008 respectively. The Company completed life studies for its equipment assets in 2009 and concluded life studies for its road, track and equipment assets in 2008 resulting in a reduction in depreciation expense of $18 million in 2009 and $ 32 million in 2008.

Non-Railroad Assets

The majority of non-railroad property is depreciated using the straight-line method on a per asset basis. The depreciable lives of this property are periodically reviewed by the Company and any changes are applied on a prospective basis. Amortization expense recorded under capital leases is included in depreciation expense on the consolidated income statements.

For retirements or disposals of non-railroad depreciable assets and all dispositions of land, the resulting gains or losses are recognized at the time of disposal, because the assets are individually identified.

Impairment Review

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets in accordance with the Property, Plant, and Equipment Topic in the ASC. Where impairment is indicated, the assets are evaluated and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value.

Capital Expenditures

The Company's capital spending includes purchased or self-constructed assets and property additions that substantially extend the service life or increase the utility of those assets. Indirect costs that can be specifically traced to capital projects are also capitalized. The Company is committed to maintaining and improving its existing infrastructure and expanding its network for long-term growth. Rail operations are capital intensive and CSX accounts for these costs in accordance with GAAP and the Company's capitalization policy. All properties were stated at historical cost less an allowance for accumulated depreciation.

NOTE 6. Properties, *continued*

A detail of the Company's net properties are as follows:

(Dollars in Millions) **As of December 2009**	Cost	Accumulated Depreciation	Net Book Value	Annual Depreciation Rate [(a)]	Estimated Useful Life
Road					
Rail and Other Track Material	$ 5,580	$ (895)	$ 4,685	2.7%	
Ties	3,678	(748)	2,930	3.7%	
Ballast	2,279	(585)	1,694	2.5%	
Other	8,650	(1,829)	6,821	3.0%	
Total Road	$ 20,187	$ (4,057)	$ 16,130		6 - 80 years
Equipment					
Locomotive	$ 4,358	$ (1,716)	$ 2,642	3.5%	
Freight Cars	2,672	(1,142)	1,530	3.5%	
Work Equipment and Other	436	(180)	256	7.4%	
Total Equipment	$ 7,466	$ (3,038)	$ 4,428		6 - 35 years
Land	$ 1,899	N/A	$ 1,899	N/A	N/A
Intermodal	716	(397)	319	N/A	5 - 30 years
Computer Hardware/Software and Other	485	(376)	109	16.7%	4 - 30 years
Construction In Progress	328	-	328	N/A	N/A
Total Properties	31,081	(7,868)	23,213		

(Dollars in Millions) As of December 2008	Cost	Accumulated Depreciation	Net Book Value	Annual Depreciation Rate [(a)]	Estimated Useful Life
Road					
Rail and Other Track Material	$ 5,324	$ (822)	$ 4,502	2.9%	
Ties	3,503	(685)	2,818	4.2%	
Ballast	2,181	(601)	1,580	2.7%	
Other	8,449	(1,715)	6,734	3.0%	
Total Road	$ 19,457	$ (3,823)	$ 15,634		6 - 80 years
Equipment					
Locomotive	$ 4,335	$ (1,610)	$ 2,725	3.6%	
Freight Cars	2,777	(1,212)	1,565	3.8%	
Work Equipment and Other	356	(170)	186	7.9%	
Total Equipment	$ 7,468	$ (2,992)	$ 4,476		6 - 35 years
Land	$ 1,907	N/A	$ 1,907	N/A	N/A
Intermodal	672	(372)	300	N/A	5 - 30 years
Computer Hardware/Software and Other	443	(333)	110	16.7%	4 - 30 years
Construction In Progress	261	-	261	N/A	N/A
Total Properties	30,208	(7,520)	22,688		

(a) Composite depreciation rates, which are used in group life depreciation, apply to railroad assets which account for more than 90% of total properties. All other property is depreciated on a straight line basis over the asset's useful life.

NOTE 6. Properties, *continued*

The Company's largest category of capital spending is track assets which are typically completed by CSXT employees. Costs for track projects that are capitalized include:

- labor costs, because many of the assets are self-constructed;
- costs to purchase or construct new track or to prepare ground for the laying of track;
- welding (rail, field and plant) which are processes used to connect segments of rail;
- rail grinding which is a procedure for removing ridges and defects in a rail surface to restore rail to its original shape and extend its useful life;
- ballast, which is gravel and crushed stone that holds track in line;
- fuels and lubricants associated with tie, rail and surfacing work which is the process of raising track to a designated elevation over an extended distance;
- cross, switch and bridge ties which are the braces that support the rails on a track;
- gauging which is the process of standardizing the distance between rails;
- handling costs associated with installing ties or ballast; and
- other track materials.

Normal repairs and maintenance costs of track materials are expensed as incurred. These costs include repairs made to track such as spot replacement of broken or worn rail, ties or ballast, handling costs associated with the removal of ties and other costs of track materials.

Capital spending related to locomotives and freight cars comprises the second largest category of the Company's capital assets. This category includes purchase costs of locomotives and freight cars as well as certain equipment leases that are considered to be capital leases in accordance with the *Leases Topic* in the ASC. In addition, costs to modify or rebuild these assets are capitalized if the spending incurred extends the asset's useful life or improves utilization. Improvement projects must meet specified dollar thresholds to be capitalized and are reviewed by management to determine proper accounting treatment. Routine equipment maintenance activities and repairs are expensed as incurred.

NOTE 7. Commitments and Contingencies

Lease Commitments

The Company has various lease agreements with other parties with terms up to 30 years. Non-cancelable, long-term leases generally include provisions for maintenance, options to purchase and options to extend the terms. The Company uses the straight-line method to recognize rent expense associated with operating leases that include escalations over their terms.

(Dollars in Millions)	Fiscal Years		
	2009	2008	2007
Net Daily Rental Charges [a]	**$ 307**	$ 323	$ 310
Rent Expense on Operating Leases	**84**	102	141
Equipment and Other Rents	**$ 391**	$ 425	$ 451

(a) Net daily rental charges are not long-term commitments.

At December 2009, minimum building and equipment rentals and commitments for vessels (utilized in a shipping business formerly owned by CSX) under these operating leases were as follows:

(Dollars in Millions)

Years	Operating Leases	Sublease Income	Net Lease Commitments
2010	$ 110	$ (31)	$ 79
2011	85	(17)	68
2012	82	(21)	61
2013	64	(26)	38
2014	72	(49)	23
Thereafter	143	-	143
Total	$ 556	$ (144)	$ 412

Operating leases and an equal portion of sublease income include approximately $120 million relating to ongoing operating lease commitments for vessels and equipment, which have been subleased to Horizon Lines, Inc. ("Horizon"), a former subsidiary previously named CSX Lines. CSX believes Horizon will fulfill its contractual commitments with respect to such leases and CSX will have no further liability for those obligations. The Company also has agreements covering equipment leased from Conrail, Inc. ("Conrail"), which are included in the table above.

NOTE 7. Commitments and Contingencies, *continued*

Purchase Commitments

CSXT has a commitment under a long-term maintenance program that currently covers 47% of CSXT's fleet of locomotives. The agreement is based on the maintenance cycle for each locomotive. Under CSXT's current obligations, the agreement will expire no earlier than 2028 and may last until 2031 depending upon when certain locomotives are placed in service. The costs expected to be incurred throughout the duration of the agreement fluctuate as locomotives are placed into, or removed from, service or as required maintenance schedules are revised. The decrease in costs shown below is a direct result of retiring and storing locomotives in 2009.

The following table summarizes the number of locomotives covered and CSXT's payments under the long-term maintenance program:

	Fiscal Years		
(Dollars in Millions)	**2009**	2008	2007
Amounts Paid	**$ 237**	$ 253	$ 217
Number of Locomotives	**1,891**	1,958	1,843

As a result of agreements executed in 2005 and 2006, CSXT has remaining purchase obligations to acquire 50 additional locomotives by year-end 2011. The amount of the ultimate purchase commitment depends upon the model of locomotive acquired and the timing of delivery.

Annual payments related to the locomotive purchase obligations, including amounts that would be payable under the long-term maintenance program, are estimated in the table below.

(Dollars in Millions)	**Payments**
2010	$ 231
2011	347
2012	252
2013	260
2014	269
Thereafter	3,851
Total	$ 5,210

NOTE 7. Commitments and Contingencies, *continued*

Additionally, the Company has various other commitments to purchase technology, communications, railcar maintenance and other services from various suppliers. Total annual payments under all of these additional purchase commitments are estimated as follows:

(Dollars in Millions)	Payments
2010	$ 155
2011	87
2012	68
2013	11
2014	3
Thereafter	2
Total	$ 326

Insurance

The Company maintains numerous insurance programs with substantial limits for third-party casualty liability and Company property damage and business interruption. A certain amount of risk is retained by the Company on each of the casualty and property programs. For the first event in any given year, the Company has a $25 million deductible for each of the casualty and non-catastrophic property programs and a $50 million deductible for the catastrophic property program.

While the Company's current insurance coverage is adequate to cover its damages, future claims could exceed existing insurance coverage or insurance may not continue to be available at commercially reasonable rates.

Guarantees

CSX and certain of its subsidiaries are contingently liable, individually and jointly with others, as guarantors of approximately $41 million in obligations principally relating to leased equipment, vessels and joint facilities used by the Company in its current and former business operations. Utilizing the Company's guarantee for these obligations allows the obligor to take advantage of lower interest rates and to obtain other favorable terms. Guarantees are contingent commitments issued by the Company that could require CSX or one of its affiliates to make payment to, or to perform certain actions for, the beneficiary of the guarantee based on another entity's failure to perform.

NOTE 7. Commitments and Contingencies, *continued*

At December 2009, the Company's guarantees primarily related to the following:

- Guarantee of approximately $37 million of obligations of a former subsidiary, CSX Energy, in connection with a sale-leaseback transaction. CSX is, in turn, indemnified by several subsequent owners of the subsidiary against payments made with respect to this guarantee. Management does not expect that CSX will be required to make any payments under this guarantee for which CSX will not be reimbursed. CSX's obligation for this guarantee will be completed in 2012.

- Guarantee of approximately $4 million of lease commitments assumed by A.P. Moller-Maersk ("Maersk") for which CSX is contingently liable. CSX believes Maersk will fulfill its contractual commitments with respect to such lease commitments, and CSX will have no further liabilities for those obligations. CSX's obligation under this guarantee will be completed in 2011.

As of December 2009, the Company had not recognized any liabilities in its financial statements in connection with any guarantee arrangements. The maximum amount of future payments the Company could be required to make under these guarantees is the sum of the guaranteed amounts.

Fuel Surcharge Antitrust Litigation

Since 2007, 31 putative class action suits have been filed in various federal district courts against CSXT and three other U.S.-based Class I railroads. The lawsuits contain substantially similar allegations to the effect that the defendants' fuel surcharge practices relating to contract and unregulated traffic resulted from an illegal conspiracy in violation of antitrust laws. The suits seek unquantified treble damages (three times the amount of actual damages) allegedly sustained by purported class members, attorneys' fees and other relief. All but three of the lawsuits purport to be filed on behalf of a class of shippers that allegedly purchased rail freight transportation services from the defendants through the use of contracts or through other means exempt from rate regulation during defined periods commencing as early as June 2003 and that were assessed fuel surcharges. Three of the lawsuits purport to be on behalf of indirect purchasers of rail services. The court denied the defendants' motion to dismiss the direct purchasers' claims; however, the court dismissed all of the indirect purchasers' causes of action seeking money damages, but did not dismiss their request for injunctive relief. The indirect purchasers have appealed that decision, and oral arguments were heard and the Company is awaiting a decision.

NOTE 7. Commitments and Contingencies, *continued*

The class action suits have been consolidated in federal court in the District of Columbia. The court denied the railroads' request to first proceed with discovery relating to the appropriateness of class certification, and then permit merits discovery only if a class is certified. The court, however, agreed with the railroads that class certification should be decided as early as possible, rejecting plaintiffs' proposal that certification be determined after the close of discovery and close to trial.

The case is now in the discovery phase. Plaintiffs are scheduled to file their Motion for Class Certification in March 2010. Defendants' opposition is due in June. The hearing on class certification is scheduled for September. All fact discovery must be completed by mid-November 2010.

One additional lawsuit was filed, but not served, by an individual shipper. CSXT entered into a tolling agreement with this shipper whereby the shipper agreed to dismiss the lawsuit against CSXT without prejudice and CSXT agreed to extend the statute of limitations for the claims asserted until the end of 2010.

CSXT believes that its fuel surcharge practices are lawful. Accordingly, CSXT intends to vigorously defend itself against the purported class actions, which it believes are without merit. CSXT cannot predict the outcome of the private lawsuits at this time, or of any government investigations, charges or additional litigation that may be filed in the future. Penalties for violating antitrust laws can be severe, involving both potential criminal and civil liability. CSXT is unable to assess at this time the possible financial impact of this litigation. CSXT has not accrued any liability for an adverse outcome in the litigation. If a material adverse outcome were to occur and be sustained, it could have a material adverse impact on the Company's financial condition, results of operations or liquidity.

NOTE 7. Commitments and Contingencies, *continued*

STB Rate Case

During 2008, Seminole Electric Cooperative, Inc. ("Seminole") filed a complaint before the STB against CSXT. CSXT and Seminole were parties to a railroad transportation contract that expired on December 31, 2008. Seminole contests tariff rates that went into effect on January 1, 2009 for movements of coal to its power generating facility in Putnam County, Florida. Seminole requests that the STB impose rates covering a ten-year period, retroactive to January 1, 2009 for such movements. As set forth in its January 19, 2010 STB filing, CSXT believes that its tariff rates are reasonable. The Company will continue to consider and pursue all available legal defenses in this matter. A decision in the case is expected in early 2011.

Other Legal Proceedings

In addition to the matters described above, the Company is involved in litigation incidental to its business and is a party to a number of legal actions and claims, various governmental proceedings and private civil lawsuits, including, but not limited to, those related to environmental matters, FELA claims by employees, other personal injury claims and disputes and complaints involving certain transportation rates and charges. Some of the legal proceedings include claims for compensatory as well as punitive damages and others are, or are purported to be, class actions. While the final outcome of these matters cannot be predicted with certainty, considering, among other things, the legal defenses available and liabilities that have been recorded along with applicable insurance, it is currently the opinion of CSX management that none of these items will have a material adverse effect on the Company's financial condition, results of operations or liquidity. An unexpected adverse resolution of one or more of these items, however, could have a material adverse effect on the Company's financial condition, results of operations or liquidity in a particular quarter or fiscal year.

NOTE 8. Employee Benefit Plans

General

The Company sponsors defined benefit pension plans principally for salaried, management personnel. The plans provide eligible employees with retirement benefits based predominantly on years of service and compensation rates near retirement. For employees hired after December 31, 2002, benefits are determined based on a cash balance formula, which provides benefits by utilizing interest and pay credits based upon age, service and compensation.

In addition to these plans, the Company sponsors a post-retirement medical plan and a life insurance plan that provide benefits to full-time, salaried, management employees hired on or before December 31, 2002 upon their retirement if certain eligibility requirements are met. The post-retirement medical plan is contributory (partially funded by retirees), with retiree contributions adjusted annually. The life insurance plan is non-contributory.

NOTE 8. Employee Benefit Plans, *continued*

	Summary of Participants as of January 1, 2009	
	Pension Plans	**Post-retirement Medical Plan**
Active Employees [(a)]	6,256	3,189
Retirees and Beneficiaries	10,804	9,867
Other [(b)]	6,131	268
Total	23,191	13,324

(a) *Active employees for 2009 included approximately 1,400 former employees of The Greenbrier, since CSX maintained the obligation for their pension liabilities.*

(b) *For pension plans, the other category consists mostly of terminated but vested former employees. For post-retirement plans, the other category consists of employees on long-term disability that have not yet retired.*

Effective fiscal year 2008, under the provisions of *Compensation—Retirement Benefits Topic* in the ASC, CSX changed the measurement date for pension and post-retirement benefit plans from September 30 to the last day of the Company's fiscal year. The Company engages independent, external actuaries to compute the amounts of liabilities and expenses related to these plans subject to the assumptions that the Company selects.

The benefit obligation for these plans represents the liability of the Company for current and retired employees and is affected primarily by the following:

- service cost (benefits attributed to employee service during the period),
- interest cost (interest on the liability due to the passage of time),
- actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions) and
- benefits paid to participants.

NOTE 8. Employee Benefit Plans, *continued*

Cash Flows

Plan assets are amounts that have been segregated and restricted to provide benefits and include amounts contributed by the Company and amounts earned from invested contributions, net of benefits paid. The Company funds the cost of the post-retirement medical and life insurance benefits as well as nonqualified pension benefits on a pay-as-you go basis. Qualified pension plan obligations are funded in accordance with prescribed regulatory requirements and with an objective of meeting minimum funding requirements necessary to avoid restrictions on flexibility of plan operation and benefit payments. At the current time, the Company anticipates that no contributions to its qualified pension plans will be required in 2010.

Future expected benefit payments are as follows:

	Expected Cash Flows	
(Dollars in Millions)	**Pension Benefits**	**Post-retirement Benefits[(a)]**
2010	$ 154	$ 42
2011	158	41
2012	160	40
2013	162	38
2014	166	36
2015-2019	869	164
Total	$ 1,669	$ 361

(a) The post-retirement benefit payments include an estimated annual reduction of $6 million due to the Medicare Part D Subsidy.

Plan Assets

The CSX Investment Committee ("the Investment Committee"), whose members were selected by the Chief Financial Officer ("CFO") and approved by the Chief Executive Officer ("CEO"), is responsible for oversight and investment of pension plan assets. The Investment Committee utilizes an investment asset allocation strategy that was developed using asset return simulation in conjunction with projected plan liabilities. The allocation seeks maximization of returns within the constraints of acceptable risks considering the long-term investment horizon. A target allocation of 60% equity and 40% fixed income investments was established. Equity investments further target 45% of total plan assets in domestic equity and 15% in international equity. These allocations are managed to be within 3% of the planned allocation, with re-allocations occurring quarterly.

NOTE 8. Employee Benefit Plans, *continued*

The distribution of pension plan assets as of the measurement date is shown in the table below, and these assets are netted against the pension liabilities on the balance sheet. The funded status, or amount by which the benefit obligation exceeds the fair value of plan assets, represents a liability. At December 2009, both the accumulated benefit obligation and the projected benefit obligation exceeded the plan assets of each pension plan.

	December 2009		December 2008	
(Dollars in Millions)	**Amount**	**Percent of Total Assets**	Amount	Percent of Total Assets
Equity	**$ 1,019**	**57 %**	$ 714	54 %
Fixed Income	**696**	**39**	600	45
Cash and Cash Equivalents	**66**	**4**	17	1
Total	**$ 1,781**	**100 %**	$ 1,331	100 %

Under the supervision of the Investment Committee, individual investments or fund managers are selected in accordance with standards of prudence applicable to asset diversification and investment suitability. The Company also selects fund managers with differing investment styles and benchmarks their investment returns against appropriate indices. Fund investment performance is continuously monitored. Acceptable performance is determined in the context of the long-term return objectives of the fund and appropriate asset class benchmarks.

Within the Company's equity funds, the U.S. stock segment includes diversification among large and small capitalization stocks. Guidelines established with individual managers limit investment by industry sectors, individual stock issuer concentration and the use of derivatives and CSX securities.

Fixed income securities guidelines established with individual managers specify the types of allowable investments, such as government, corporate and asset-backed bonds, and limit diversification between domestic and foreign investments and the use of derivatives. Additionally, guidelines stipulate minimum credit quality constraints and any prohibited securities.

For detailed information regarding the fair value of pension assets, see Note 15, Fair Value Measurements.

NOTE 8. Employee Benefit Plans, *continued*

Benefit Obligation, Plan Assets and Funded Status

As a result of the change in valuation date during 2008, calendar plan year 2008 consisted of fifteen months beginning October 1, 2007 and ending December 31, 2008. Changes in benefit obligation and the fair value of plan assets for the 2009 and 2008 calendar plan years are as follows:

(Dollars in Millions)	Pension Benefits Plan Year 2009	Pension Benefits Plan Year 2008	Post-retirement Benefits Plan Year 2009	Post-retirement Benefits Plan Year 2008
Actuarial Present Value of Benefit Obligation				
Accumulated Benefit Obligation	**$ 2,238**	$ 1,950	**N/A**	N/A
Projected Benefit Obligation	**2,395**	2,062	**$ 406**	$ 373
Change in Projected Benefit Obligation:				
Projected Benefit Obligation at Beginning of Plan Year	**$ 2,062**	$ 2,067	**$ 373**	$ 404
Service Cost	**32**	41	**5**	7
Interest Cost	**129**	149	**23**	27
Plan Participants' Contributions	**-**	-	**19**	22
Actuarial (Gain)/Loss	**323**	(12)	**37**	(15)
Benefits Paid	**(151)**	(183)	**(51)**	(72)
Benefit Obligation at End of Plan Year	**$ 2,395**	$ 2,062	**$ 406**	$ 373
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Plan Year	**$ 1,320**	$ 1,607	**$ -**	$ -
Actual Return on Plan Assets	**349**	(466)	**-**	-
Qualified Employer Contributions[(a)]	**250**	347	**-**	-
Non-qualified Employer Contributions	**13**	15	**32**	50
Plan Participants' Contributions	**-**	-	**19**	22
Benefits Paid	**(151)**	(183)	**(51)**	(72)
Fair Value of Plan Assets at End of Plan Year	**$ 1,781**	$ 1,320	**$ -**	$ -
Funded Status at End of Plan Year	**$ (614)**	$ (742)	**$ (406)**	$ (373)

(a) As a result of the change in valuation date during 2008, it included 15 months instead of the normal 12 months. CSX made contributions of $347 million to its qualified defined benefit pension plans. The components of this include $245 million of contributions made in fourth quarter 2007 plus $102 million of contributions made during fiscal year 2008.

NOTE 8. Employee Benefit Plans, *continued*

For qualified plan funding purposes, assets and discounted liabilities are measured in accordance with the Pension Protection Act of 2006, and the Worker, Retiree and Employer Recovery Act of 2008 as well as other related provisions of the Internal Revenue Code and related regulations. Under these funding provisions and the alternative measurements available thereunder, the Company estimates its unfunded obligation for qualified plans on an annual basis.

In accordance with *Compensation—Retirement Benefits Topic* in the ASC, an employer must recognize the funded status of a pension or other postretirement benefit plan by recording a liability (underfunded plan) or asset (overfunded plan) for the difference between the projected benefit obligation (or the accumulated postretirement benefit obligation for a postretirement benefit plan) and the fair value of plan assets at the plan measurement date. Amounts related to pension and post-retirement benefits recorded on the balance sheet are as follows:

	Pension Benefits		Post-retirement Benefits	
(Dollars in Millions)	**December 2009**	December 2008	**December 2009**	December 2008
Amounts Recorded in Consolidated Balance Sheets:				
Long-term Assets	**$ -**	$ -	**$ -**	$ -
Current Liabilities	**(11)**	(12)	**(42)**	(42)
Long-term Liabilities	**(603)**	(730)	**(364)**	(331)
Net Amount Recognized in Consolidated Balance Sheet	**$ (614)**	$ (742)	**$ (406)**	$ (373)

CSX has a liability for the amount by which the benefit obligation exceeds the fair value of plan assets. At December 2009, both the accumulated benefit obligation and the projected benefit obligation exceeded the plan assets of each pension plan.

Net Benefit Expense

The following table describes the components of expense/(income) related to net benefit expense.

	Pension Benefits Fiscal Years			Post-retirement Benefits Fiscal Years		
(Dollars in Millions)	**2009**	2008	2007	**2009**	2008	2007
Service Cost	**$ 32**	$ 32	$ 33	**$ 5**	$ 5	$ 6
Interest Cost	**129**	119	115	**25**	21	20
Expected Return on Plan Assets	**(154)**	(145)	(119)	**-**	-	-
Amortization of Net Loss	**26**	22	30	**4**	6	3
Amortization of Prior Service Cost	**2**	3	3	**-**	(2)	(5)
Net Periodic Benefit Expense	**$ 35**	$ 31	$ 62	**$ 34**	$ 30	$ 24

NOTE 8. Employee Benefit Plans, *continued*

Pension and Other Post-Employment Benefits Adjustments

The following table shows the pre-tax change in other comprehensive income (loss) attributable to the components of net expense and the change in benefit obligation for CSX for pension and other post-employment benefits.

(Dollars in Millions)	Pension Benefits		Post-retirement Benefits	
Components of Other Comprehensive Loss (Income)	**December 2009**	December 2008	**December 2009**	December 2008
Recognized in the balance sheet				
Losses (Gains)	**$ 128**	$ 624	**$ 37**	$ (16)
Expense (Income) recognized in the income statement				
Amortization of net losses	**26**	22	**4**	6
Amortization of prior service costs (credits)	**2**	3	**-**	(2)

The estimated amount to be expensed for 2010 is $58 million and $8 million for pension benefits and post-retirement benefits, respectively. The increase in the pension expense is primarily related to additional amortization of the losses incurred by the pension plan assets during 2008. The estimated amount to be expensed for prior service costs for 2010 is $3 million for pension benefits. There are no remaining prior service costs to be expensed in 2010 for post-retirement benefits.

At December 2009, the balances of pre-tax amounts to be amortized that are included in accumulated other comprehensive loss (a component of shareholders' equity) are as follows:

	Pension Benefits	Post-retirement Benefits
Losses	$ 1,056	$ 100
Prior Service Costs	10	-
Total	$ 1,066	$ 100

NOTE 8. Employee Benefit Plans, *continued*

Assumptions

Weighted-average assumptions used in accounting for the plans were as follows:

	Pension Benefits		Post-retirement Benefits	
	2009	2008	**2009**	2008
Expected Long-term Return on Plan Assets:				
Benefit Cost for Plan Year	**8.50%**	8.50%	N/A	N/A
Benefit Obligation at End of Plan Year	**8.50%**	8.50%	N/A	N/A
Discount Rates:				
Benefit Cost for Plan Year	**6.50%**	6.00%	**6.50%**	5.75%
Benefit Obligation at End of Plan Year	**5.25%**	6.50%	**4.75%**	6.50%
Salary Scale Inflation	**4.00%**	3.80%	**4.00%**	3.80%

The net post-retirement benefit obligation for salaried, management personnel was determined using the following assumptions for the health care cost trend rate for medical plans. While it is expected that rates will be 5% by 2017, there may be yearly fluctuations. Additionally, there are cost differentials between Medicare and Non-Medicare eligible individuals which are reflected below.

	Post-retirement Benefits	
	2009	2008
Health Care Cost Trend Rate		
Components of Benefit Cost: Non-Medicare Eligible	**9.5%**	9.0%
Components of Benefit Cost: Medicare Eligible	**10.5%**	10.0%
Benefit Obligations: Non-Medicare Eligible	**8.5%**	9.5%
Benefit Obligations: Medicare Eligible	**8.0%**	10.5%

For every 1% change in the assumed health care cost trend rate, service and interest cost will change $1 million on a pre-tax basis (consolidated income statement impact). For every 1% increase in the health care cost trend rate, the Company's benefit obligation will increase by $14 million, and for every 1% decrease, the Company's benefit obligation will decrease by $13 million (consolidated balance sheet impact). An increase in rates has a greater effect on the Company's benefit obligation due to the impact of compounding on future years.

NOTE 8. Employee Benefit Plans, *continued*

Medicare Prescription Drug, Improvement and Modernization Act of 2003

As required by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"), the Company has determined that its medical plan's prescription drug benefit qualifies as actuarially equivalent to the benefit that would be paid under the Act. The Company has received $3 million and $2 million in tax free federal reimbursement for prescription drug claims in both 2009 and 2008, respectively.

Other Plans

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan, which provides certain post-retirement health care and life insurance benefits to eligible contract employees. Premiums under this plan are expensed as incurred and amounted to $35 million, $36 million and $31 million in 2009, 2008 and 2007, respectively.

The Company maintains savings plans for virtually all full-time salaried employees and certain employees covered by collective bargaining agreements. Expense associated with these plans was $24 million, $26 million and $24 million for 2009, 2008 and 2007, respectively.

NOTE 9. Debt and Credit Agreements

Debt was as follows:

(Dollars in Millions)	**Maturity**	**Average Interest Rates at December 2009**	**December 2009**	December 2008
Notes	2010-2043	6.7%	**$ 7,038**	$ 6,756
Convertible Debentures, net of $3 discount	2021	2.1%	**28**	28
Equipment Obligations	2010-2023	7.0%	**911**	1,002
Capital Leases	2010-2015	6.4%	**31**	45
Total Long-term Debt (including current portion)			**8,008**	7,831
Less Debt Due within One Year			**(113)**	(319)
Long-term Debt (excluding current portion)			**$ 7,895**	$ 7,512

For information regarding the fair value of debt, see Note 15, Fair Value Measurements.

NOTE 9. Debt and Credit Agreements, *continued*

Debt Issuance

In 2009, CSX issued $500 million of 7.375% notes due 2019. These notes were included in the consolidated balance sheets under long-term debt and may be redeemed by the Company at any time. The net proceeds from the sale of the notes will be used for general corporate purposes, which may include repurchases of CSX common stock, capital expenditures, working capital requirements, improvements in productivity and other cost reductions at the Company's major transportation units.

Convertible Debentures

In 2001, CSX issued $564 million aggregate principal amount at maturity in unsubordinated zero coupon convertible debentures (the "debentures") due in 2021 for an initial offering price of approximately $462 million. The carrying value of outstanding debentures was $28 million, both at December 2009 and December 2008. From their date of issuance, these debentures had accreted (increased) in value at a rate of 1% per year. In 2007, the accretion rate was reset to 2.1%. The accretion rate may be reset again in October 2011 and October 2016 to a rate based on five-year United States Treasury Notes minus 2.8%. In no event will the yield to maturity be reset below 1% or above 3% per annum. Accretion in value on the debentures is recorded in each month but will not be paid prior to maturity.

The debentures allow holders to require CSX to purchase their debentures in October 2011 and October 2016, at a purchase price equal to the accreted value of the debentures at the time. CSX may redeem the debentures for cash at any time at a redemption price equal to the accreted value of the debentures.

Holders currently may convert their debentures into shares of CSX common stock at a conversion rate of 35.49 common shares per $1,000 principal amount at maturity of debentures. During 2008, $142 million face value of debentures was converted into 5 million shares of CSX common stock. There were no material conversions during 2009. At December 2009, $31 million face value debentures remained outstanding, convertible into approximately 1 million shares of CSX common stock.

NOTE 9. Debt and Credit Agreements, *continued*

Long-term Debt Maturities

(Dollars in Millions) **Fiscal Years Ending**	**Maturities as of December 2009**
2010	$ 113
2011	605
2012	507
2013	779
2014	526
2015 and Thereafter	5,478
Total Long-term Debt Maturities (including current portion)	$ 8,008

Credit Facilities

In 2006, the Company entered into a $1.25 billion five-year unsecured revolving credit facility and a $15 million secured revolving credit facility expiring in 2011. In 2007, with the consent of the lenders and in accordance with the facility's terms, CSX extended the maturity date of the $1.25 billion facility an additional year, to 2012.

Additionally, with the approval of the lending banks, CSX may increase its total borrowing capacity under the $1.25 billion facility by $500 million, from $1.25 billion to up to $1.75 billion. The facility was not drawn on as of December 2009. Commitment fees and interest rates payable under the facility were similar to fees and rates available to comparably rated investment-grade borrowers.

In 2009, CSX paid approximately $2 million in total fees associated with the undrawn facilities. These credit facilities allow for borrowings at floating (LIBOR-based) interest rates, plus a spread, depending upon CSX's senior unsecured debt ratings. LIBOR is the London Interbank Offered Rate which is a daily reference rate based on the interest rates at which banks offer to lend unsecured funds. At December 2009, CSX was in compliance with all covenant requirements under the facilities.

NOTE 9. Debt and Credit Agreements, *continued*

Receivables Securitization Facility

In 2009, the Company entered into a $250 million receivables securitization facility. The purpose of this facility is to provide an alternative to commercial paper and a low cost source of short-term liquidity. This facility has a 364-day term and expires on September 27, 2010. As of the date of this filing, CSX has not drawn on this facility. Under the terms of this facility, CSX Transportation and CSX Intermodal transfer eligible third-party receivables to CSX Trade Receivables, a bankruptcy-remote special purpose subsidiary. A separate subsidiary of CSX will service the receivables. Upon transfer, the receivables become assets of CSX Trade Receivables and are not available to the creditors of CSX or any of its other subsidiaries. The cash received in exchange for these receivables when CSX Trade Receivables monetizes them by selling them to third-party lenders will be recorded as debt on CSX's consolidated financial statements due to certain optional reduction or prepayment provisions.

NOTE 10. Other Income - Net

The Company derives income from items that are not considered operating activities. Income from these items is reported net of related expense. Miscellaneous income (expense) includes equity earnings or losses, investment gains and losses and other non-operating activities. Other income – net consisted of the following:

	Fiscal Years		
(Dollars in Millions)	**2009**	2008	2007
Interest Income	**$ 11**	$ 37	$ 55
Income from Real Estate	**31**	39	58
Miscellaneous Income (Expense)[(a)]	**(8)**	24	(8)
Total Other Income - Net	**$ 34**	$ 100	$ 105
Gross Revenue from Real Estate Operations included above	**$ 60**	$ 77	$ 95

(a) In 2008, CSX recorded additional income of $30 million for an adjustment to correct equity earnings from a non-consolidated subsidiary. For the year 2007, CSX recorded expense of $10 million related to an early redemption premium and the write-off of debt issuance costs.

Previously, the results of operations from The Greenbrier resort were included in other income – net. In 2009, CSX sold the stock of a subsidiary that indirectly owned Greenbrier Hotel Corporation, owner of The Greenbrier resort. The results of this resort are now presented in discontinued operations on the consolidated income statements and all prior periods have been reclassified. For more information, see Note 14, Discontinued Operations.

NOTE 11. Other Long-term Assets and Other Long-term Liabilities

Other Long-term Assets

Other Long-term Assets consisted of the following:

(Dollars in Millions)	December 2009	December 2008
Goodwill [a]	**$ 64**	$ 64
Available for Sale Securities [b]	**35**	48
Debt Issuance Costs	**35**	36
Other Long-term Assets	**31**	46
Total Other Long-term Assets	**$ 165**	$ 194

(a) Goodwill related to subsidiaries of CSXT, primarily Four Rivers Transportation, represents purchase price in excess of fair value.
(b) Available for Sale Securities include investments in marketable securities.

Other Long-term Liabilities

Other Long-term Liabilities consisted of the following:

(Dollars in Millions)	December 2009	December 2008
Pension Plan Liability [a]	**$ 603**	$ 730
Post-retirement Benefit Liability [a]	**364**	331
Deferred Gains	**143**	160
Accrued Deferred Compensation	**79**	77
Accrued Sick Leave	**17**	24
Deferred Lease Payments	**18**	21
Income Taxes Payable	**-**	9
Other Long-term Liabilities	**60**	74
Total Other Long-term Liabilities	**$ 1,284**	$ 1,426

(a) See Note 8, Employee Benefit Plans, for explanation on changes in pension and post-retirement benefit liabilities.

NOTE 12. Income Taxes

Earnings from continuing operations before income taxes of $1.8 billion, $2.3 billion and $1.9 billion for fiscal years 2009, 2008, and 2007, respectively, represent earnings from domestic operations.

The significant components of deferred tax assets and liabilities include:

	2009		2008	
(Dollars in Millions)	**Assets**	**Liabilities**	Assets	Liabilities
Pension Plans	**$ 223**	**$ -**	$ 282	$ -
Other Employee Benefit Plans	**303**	**-**	317	-
Accelerated Depreciation	**-**	**7,184**	-	6,882
Other	**365**	**135**	469	218
Total	**$ 891**	**$ 7,319**	$ 1,068	$ 7,100
Net Deferred Tax Liabilities		**$ 6,428**		$ 6,032

The primary factors in the change in year-end net deferred income tax liability balances include:

- Annual provision for deferred income tax expense;
- Deferred income taxes attributable to discontinued operations; and
- Accumulated other comprehensive loss and other capital adjustments;

The breakdown of income tax expense between current and deferred is as follows:

(Dollars in Millions)	**Fiscal Years**		
Current:	**2009[a]**	2008[b]	2007
Federal	**$ 151**	$ 284	$ 398
State	**37**	73	46
Total Current	**188**	357	444
Deferred:			
Federal	**413**	477	233
State	**23**	20	35
Total Deferred	**436**	497	268
Total	**$ 624**	$ 854	$ 712

(a) The decrease in current tax expense during 2009 is primarily due to the decrease to pre-tax earnings.

(b) The increase in deferred tax expense during 2008 is primarily due to the bonus depreciation provision of the Economic Stimulus Act of 2008 which had an impact of approximately $200 million. Likewise, 2009 deferred tax expense was impacted by approximately $160 million related to bonus depreciation.

NOTE 12. Income Taxes, *continued*

Income tax expense reconciled to the tax computed at statutory rates is presented in the table below. The change in the 2008 effective income tax rate compared to the prior year is primarily attributed to prior year audit resolutions. The change in the 2009 effective income tax rate compared to the prior year is primarily attributed to a state tax benefit recorded for the change in the apportionment of state taxes.

	Fiscal Years					
(Dollars In Millions)	**2009**		2008		2007	
Federal Income Taxes	**$ 616**	**35 %**	$ 822	35 %	$ 682	35 %
State Income Taxes	**37**	**2**	59	3	50	3
Prior Year Audit Resolutions	**(15)**	**(1)**	(18)	(1)	5	-
Other Items[(a)]	**(14)**	**(1)**	(9)	(1)	(25)	(1)
Income Tax Expense/Rate	**$ 624**	**35 %**	$ 854	36 %	$ 712	37 %

(a) Other items primarily include tax impacts from equity in Conrail and other partially owned subsidiaries' earnings.

CSX adopted the *Income Taxes Topic* in the ASC, at the beginning of fiscal year 2007. As a result of the implementation, the Company recognized a $31 million decrease to reserves for uncertain tax positions. This decrease, along with a $2 million reduction for unconsolidated subsidiaries accounted for under the equity method of accounting, was recorded as a cumulative effect adjustment to the beginning balance of retained earnings on the balance sheet.

The change to the total gross unrecognized tax benefits of the Company during the fiscal year ended December 2009 is reconciled as follows:

Uncertain Tax Positions:	**Fiscal Year**	
(Dollars in Millions)	**2009**	2008
Beginning Balance	**$ 57**	$ 58
Additions based on tax positions related to current year	**1**	3
Additions based on tax positions related to prior year	**6**	14
Settlements with taxing authorities	**(1)**	(16)
Lapse of statute of limitations	**(13)**	(2)
Balance at December 2009	**$ 50**	$ 57

NOTE 12. Income Taxes, *continued*

As of December 2009 and 2008, the Company had approximately $50 million and $57 million, respectively, of total unrecognized tax benefits. After consideration of the impact of federal tax benefits, $41 million and $50 million, respectively, could favorably affect the effective income tax rate. The Company estimates that approximately $42 million of the unrecognized tax benefits as of December 2009 for various state and federal income tax matters will be resolved over the next 12 months.

The Company files a consolidated federal income tax return, which includes its principal domestic subsidiaries. CSX and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. During 2009, the Company participated in a contemporaneous IRS audit of tax years 2008 and 2009. During 2008, the Internal Revenue Service ("IRS") completed its examination of tax years 2004 through 2007. The Company has appealed a tax adjustment proposed by the IRS for the tax year 2005. The appeals process is expected to last less than one year. Federal examinations of original federal income tax returns for all years through 2007 are otherwise resolved.

During fourth quarter 2009, the Company resolved the final issue on the 2004 – 2006 IRS Audit Appeal. The result of this resolution is currently awaiting Joint Committee of Taxation review and approval. The Company estimates the settlement of this audit cycle could reduce gross unrecognized tax benefits by approximately $28 million and will result in a net tax benefit of approximately $16 million plus interest. Approximately $6 million of the gross unrecognized tax benefits total would be closed upon the expiration of statutes of limitations. The final outcome of these uncertain tax positions, however, is not yet determinable.

CSX's continuing practice is to recognize net interest and penalties related to income tax matters in income tax expense. Included in the consolidated income statements are benefits of $6 million, $2 million and $8 million for fiscal years 2009, 2008 and 2007, respectively, for the reduction to reserves for interest and penalties for all prior year tax positions. Benefits for interest and penalties are due to favorable tax settlements of prior period tax audits where the Company had previously accrued a liability for interest and penalties. The Company had $6 million and $2 million accrued for interest and penalties for 2009 and 2008, respectively, for all prior year tax positions. The increase for interest and penalties during 2009 is primarily related to the credit of interest overpayments against tax liability amounts due to the IRS by the Company.

NOTE 13. Related Party Transactions

Through a limited liability company, CSX and Norfolk Southern Corporation ("NS") jointly own Conrail. CSX has a 42% economic interest and 50% voting interest in the jointly owned entity and NS has the remainder of the economic and voting interests. Pursuant to the *Investments-Equity Method and Joint Venture Topic* in the ASC, CSX applies the equity method of accounting to its investment in Conrail.

Conrail owns and operates rail infrastructure for the joint benefit of CSX and NS. This is known as the shared asset area. Conrail charges fees for right-of way usage, equipment rentals and transportation, switching and terminal service charges in the shared asset area. These expenses are included in materials, supplies and other on the consolidated income statements.

Also included in materials, supplies and other are CSX's 42% share of Conrail's income and its amortization of the fair value write-up arising from the acquisition of Conrail and certain other adjustments. The amortization primarily represents the additional after-tax depreciation expense related to the write-up of Conrail's fixed assets when the original purchase price, from the 1997 acquisition of Conrail, was allocated based on fair value.

The following table details the related Conrail amounts included in materials, supplies and other in the Company's consolidated income statements:

	Fiscal Years		
(Dollars in Millions)	**2009**	2008	2007
Rents, Fees and Services	**$ 104**	$ 112	$ 97
Purchase Price Amortization and Other	**4**	4	4
Equity in Income of Conrail	**(27)**	(23)	(35)
Total Conrail Rents, Fees and Services	**$ 81**	$ 93	$ 66

Interest expense from the promissory notes payable to a Conrail subsidiary was as follows:

	Fiscal Years		
(Dollars in Millions)	**2009**	2008	2007
Interest Expense Related to Conrail	**$ 4**	$ 4	$ 4

As required by the *Related Party Disclosures Topic* in the ASC, the Company has identified amounts below owed to Conrail, or its subsidiaries, representing liabilities under the operating, equipment and shared area agreements with Conrail. The Company also executed two promissory notes with a subsidiary of Conrail which were included in long-term debt on the consolidated balance sheets.

NOTE 13. Related Party Transactions, *continued*

(Dollars in Millions)	**December 25, 2009**	December 26, 2008
Balance Sheet Information:		
CSX Payable to Conrail [(a)]	**$ 65**	$ 63
Promissory Notes Payable to Conrail Subsidiary		
4.40% CSX Promissory Note due October 2035 [(b)]	**$ 73**	$ 73
4.52% CSXT Promissory Note due March 2035 [(b)]	**$ 23**	$ 23

(a) Included on the consolidated balance sheet of CSX as accounts payable because it is short term in nature.
(b) Included on the consolidated balance sheet of CSX as long-term debt.

NOTE 14. Discontinued Operations

The Greenbrier

In 2009, CSX sold the stock of a subsidiary that indirectly owned Greenbrier Hotel Corporation ("GHC" or "The Greenbrier") to Justice Family Group, LLC ("JFG") for approximately $21 million in cash. CSX recognized a gain on the sale of $25 million which included a tax benefit of $3 million in the second quarter of 2009. The gain was calculated using cash proceeds, net book value, deal-related costs incurred and tax benefits. CSX has retained responsibility for certain pre-closing Greenbrier pension obligations. Additionally in 2009, The Greenbrier recognized a pre-tax operating loss of $17 million or $10 million after tax.

In 2008, prior to JFG purchasing The Greenbrier, CSX identified impairment indicators, including a significant decrease in the market value associated with The Greenbrier, which caused the Company to review the carrying amount of the assets of the resort. Based on level 3 inputs within the fair value hierarchy, this review resulted in a write-down of the assets. The 2008 impairment and operating loss had a pre-tax impact of $203 million or $130 million after tax.

The 2008 impairment and operating loss and the 2009 transaction are reported as discontinued operations under the subsection *Impairment or Disposal of Long-Lived Assets* in the ASC. Therefore, the gain on sale as well as losses from operations is reported as discontinued operations. Previously, all amounts associated with the operations of The Greenbrier were included in Other Income - Net. All prior periods have been reclassified to reflect this change.

International Terminals

Discontinued operations for 2007 included an income tax benefit related to the 2005 sale of CSX's International Terminals business. The Company recorded a tax benefit of $110 million which was primarily associated with the 2007 resolution of income tax matters related to former activities of the marine service businesses, including the International Terminals business. This 2007 tax benefit was recorded in discontinued operations as the Company no longer operates in these businesses. This tax benefit was associated with tax basis adjustments, foreign dividends and foreign tax credits from operations over a multi-year period.

NOTE 14. Discontinued Operations, *continued*

Income statement information:

	Fiscal Years		
(Dollars in Millions)	**2009**	2008	2007
Net Loss From Operations, After Tax	**$ (10)**	$ (130)	$ (10)
Gain on Sale, After Tax	**25**	-	-
Income Tax Benefit	**-**	-	110
Net Income (Loss) From Discontinued Operations	**$ 15**	$ (130)	$ 100
Earnings Per Share			
From Discontinued Operations, Assuming Dilution	**$ 0.04**	$ (0.32)	$ 0.22

NOTE 15. Fair Value Measurements

Beginning in 2009, the *Financial Instruments Topic* in the ASC requires disclosures about fair value of financial instruments in annual reports as well as in quarterly reports. For CSX, this statement applies to certain investments, pension plan assets and long-term debt. Also, the *Fair Value Measurements and Disclosures Topic* in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Company's investments, pension plan assets and long-term debt. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

- Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 15. Fair Value Measurements, *continued*

Investments

The Company's investment assets are valued by a third-party trustee, consist primarily of corporate bonds and are carried at fair value on the consolidated balance sheet per the *Fair Value Measurements and Disclosures Topic* in the ASC. As of December 2009, these bonds had a fair value of $96 million and an amortized cost basis of $91 million. Level 2 inputs were used to determine fair value of the Company's investment assets.

Long-term Debt

Long-term debt is reported at carrying amount on the consolidated balance sheet and is the Company's only financial instrument with fair values significantly different from their carrying amounts. The majority of the Company's long-term debt is valued by an independent third party. For those instruments not valued by the third party, the fair value has been estimated using discounted cash flow analysis based upon the yields provided by the same independent third party. Level 2 inputs were used to determine the fair value of the Company's long-term debt.

The fair value of outstanding debt fluctuates with changes in a number of factors. Such factors include, but are not limited to, interest rates, market conditions, values of similar financial instruments, size of the transaction, cash flow projections, and comparable trades. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company's debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules. The fair value and carrying value of the Company's long-term debt is as follows:

(Dollars in Millions)	**December 2009**	December 2008
Long-term Debt Including Current Maturities:		
Fair Value	**$ 8,780**	$ 7,415
Carrying Value	**$ 8,008**	$ 7,831

NOTE 15. Fair Value Measurements, *continued*

Pension Plan Assets

The Investment Committee targets an allocation of pension assets to be generally 60% equity and 40% fixed income. There are several valuation methodologies used for those assets as described below.

- *Common stock*: Valued at the closing price reported on the active market on which the individual securities are traded on the last day of the calendar plan year.
- *Common trust funds*: Valued at the net asset value of shares held by the Master Trust at year end as determined by the issuer of the fund.
- *Corporate bonds, U.S. Government securities, and asset-backed securities*: Valued using price evaluations reflecting the bid and/or ask sides of the market for an investment as of the last day of the calendar plan year.
- *Partnerships*: Private equity valued using the market values associated with the underlying investments at year end as determined by the issuer of the fund.

The pension plan assets at fair value by level, within the fair value hierarchy, as of calendar plan year 2009:

(Dollars in Millions)	Level 1	Level 2	Level 3	Total
Common Stock	$ 536	$ -	$ -	$ 536
Common Trust Funds	-	454	-	454
Corporate Bonds	-	546	-	546
U.S. Government Securities	-	120	-	120
Asset-backed Securities	-	30	-	30
Partnerships	-	-	95	95
Total Investments at Fair Value	$ 536	$ 1,150	$ 95	$ 1,781

For additional information related to pension assets, see Note 8, Employee Benefit Plans.

The summary of changes in the fair value of the Company's level 3 pension plan assets for the calendar plan year 2009:

(Dollars in Millions)	Partnerships
Balance, Beginning of Year	$ 53
Purchases	27
Unrealized Gains	15
Balance, End of Year	$ 95

NOTE 16. Derivative Financial Instruments

Interest Rate Swaps

CSX uses derivative financial instruments to manage its overall exposure to fluctuations in interest rates. During 2007, CSX repaid $450 million of debentures that matured and called $150 million of debentures due in 2032. As a result, CSX also settled the interest rate swaps related to those debentures. CSX had $20 million and $30 million of additional outstanding interest rate swaps as of December 2009 and 2008, respectively. The impact of the interest rate swaps on interest expense was $1 million in each of those years. The interest rate swap agreements were designated and qualified as fair value hedges. CSX's interest rate swaps qualified as perfectly effective, as defined by the *Derivatives and Hedging Topic* in the ASC. As such, there was no ineffective portion to the hedge recognized in earnings during the current or prior year periods.

NOTE 17. Business Segments

The Company's consolidated operating income results are comprised of two business segments: Rail and Intermodal. The Rail segment provides rail freight transportation over a network of approximately 21,000 route miles in 23 states, the District of Columbia and the Canadian provinces of Ontario and Quebec. The Intermodal segment provides integrated rail and truck transportation services and operates a network of dedicated intermodal facilities across North America. These segments are strategic business units that offer different services and are managed separately. Performance of the segment is evaluated and resources are allocated based on several factors, of which the principal financial measures are business segment operating income and operating ratio. The accounting policies of the segments are the same as those described in Note 1, Nature of Operations and Significant Accounting Policies and Note 6, Properties.

NOTE 17. Business Segments, *continued*

Certain segment information has been reclassified to conform to current year presentation. Business segment information was as follows:

(Dollars in Millions)	Fiscal Years		
	2009	2008	2007
Revenue from External Customers:			
Rail	**$ 7,837**	$ 9,789	$ 8,674
Intermodal	**1,204**	1,466	1,356
Consolidated	**$ 9,041**	$ 11,255	$ 10,030
Operating Income:			
Rail	**$ 2,123**	$ 2,478	$ 2,000
Intermodal	**162**	290	260
Consolidated	**$ 2,285**	$ 2,768	$ 2,260
Assets:			
Rail	**$ 26,107**	$ 25,343	$ 24,502
Intermodal	**359**	321	283
Investment in Conrail	**650**	609	639
Elimination of Intersegment Payables (Receivables) [(a)]	**(511)**	(8)	(121)
Non-segment Assets [(a)]	**431**	23	231
Consolidated	**$ 27,036**	$ 26,288	$ 25,534
Depreciation Expense:			
Rail	**$ 883**	$ 879	$ 849
Intermodal	**25**	25	34
Consolidated	**$ 908**	$ 904	$ 883
Property Additions:			
Rail	**$ 1,403**	$ 1,672	$ 1,678
Intermodal	**44**	62	60
Non-Segment	**-**	6	35
Consolidated	**$ 1,447**	$ 1,740	$ 1,773

(a) The increase from 2008 is a result of the transfer of intercompany receivables to CSX Trade Receivables. For more information on the receivables securitization facility, see Note 9, Debt and Credit Agreements.

NOTE 18. Quarterly Financial Data (Unaudited)

Pursuant to Article 3 of the SEC's Regulation S-X, the following are selected quarterly financial data:

	2009				
	Quarters				
(Dollars in Millions, Except Per Share Amounts)	**1st**	**2nd**	**3rd**	**4th**	**Full Year**
Operating Revenue	**$ 2,247**	**$ 2,185**	**$ 2,289**	**$ 2,320**	**$ 9,041**
Operating Income	**522**	**582**	**598**	**583**	**2,285**
Earnings from Continuing Operations	**254**	**285**	**293**	**305**	**1,137**
Discontinued Operations [a]	**(8)**	**23**	**-**	**-**	**15**
Net Earnings	**$ 246**	**$ 308**	**$ 293**	**$ 305**	**$ 1,152**
Earnings Per Share, Basic:					
Continuing Operations	**$ 0.65**	**$ 0.73**	**$ 0.75**	**$ 0.77**	**$ 2.90**
Discontinued Operations [a]	**(0.02)**	**0.06**	**-**	**-**	**0.04**
Net Earnings	**$ 0.63**	**$ 0.79**	**$ 0.75**	**$ 0.77**	**$ 2.94**
Earnings Per Share, Assuming Dilution:					
Continuing Operations	**$ 0.64**	**$ 0.72**	**$ 0.74**	**$ 0.77**	**$ 2.87**
Discontinued Operations [a]	**(0.02)**	**0.06**	**-**	**-**	**0.04**
Net Earnings	**$ 0.62**	**$ 0.78**	**$ 0.74**	**$ 0.77**	**$ 2.91**
Dividend Per Share	**$ 0.22**	**$ 0.22**	**$ 0.22**	**$ 0.22**	**$ 0.88**

	2008				
	Quarters				
(Dollars in Millions, Except Per Share Amounts)	1st	2nd	3rd	4th	Full Year
Operating Revenue	$ 2,713	$ 2,907	$ 2,961	$ 2,674	$ 11,255
Operating Income	626	717	733	692	2,768
Earnings from Continuing Operations [b]	362	392	380	361	1,495
Discontinued Operations [a]	(11)	(7)	2	(114)	(130)
Net Earnings	$ 351	$ 385	$ 382	$ 247	$ 1,365
Earnings Per Share, Basic:					
Continuing Operations	$ 0.90	$ 0.97	$ 0.94	$ 0.92	$ 3.73
Discontinued Operations [a]	(0.03)	(0.02)	0.01	(0.29)	(0.32)
Net Earnings	$ 0.87	$ 0.95	$ 0.95	$ 0.63	$ 3.41
Earnings Per Share, Assuming Dilution:					
Continuing Operations	$ 0.88	$ 0.95	$ 0.93	$ 0.92	$ 3.66
Discontinued Operations [a]	(0.03)	(0.02)	0.01	(0.29)	(0.32)
Net Earnings	$ 0.85	$ 0.93	$ 0.94	$ 0.63	$ 3.34
Dividend Per Share	$ 0.15	$ 0.18	$ 0.22	$ 0.22	$ 0.77

Prior periods have been reclassified to conform to the current presentation.

(a) *Discontinued Operations - Included in fourth quarter 2008, discontinued operations amount is an impairment loss of $107 million after-tax on CSX's former investment in The Greenbrier resort.*

(b) *Earnings from Continuing Operations - In first quarter 2008, CSX recorded a non-cash adjustment of $30 million to correct equity earnings from a non-consolidated subsidiary resulting in additional income.*

NOTE 19. Summarized Consolidating Financial Data

In 2007, CSXT sold secured equipment notes maturing in 2023 and in 2008, CSXT sold additional secured equipment notes maturing in 2014 in registered public offerings. CSX has fully and unconditionally guaranteed the notes. In connection with the notes, the Company is providing the following condensed consolidating financial information in accordance with SEC disclosure requirements. Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements, except for the use of the equity method of accounting to reflect ownership interests in subsidiaries which are eliminated upon consolidation and the allocation of certain expenses of CSX incurred for the benefit of its subsidiaries.

Condensed consolidating financial information for the obligor, CSXT, and parent guarantor, CSX, is as follows:

NOTE 19. Summarized Consolidating Financial Data, *continued*

Consolidating Income Statements
(Dollars in Millions)

Fiscal Year Ended December 25, 2009	CSX Corporation	CSX Transportation	Other	Eliminations	Consolidated
Operating Revenue	$ -	$ 7,776	$ 1,362	$ (97)	$ 9,041
Operating Expense	(279)	5,968	1,164	(97)	6,756
Operating Income	279	1,808	198	-	2,285
Equity in Earnings of Subsidiaries	1,569	-	-	(1,569)	-
Interest Expense	(500)	(116)	(11)	69	(558)
Other Income - Net	63	28	12	(69)	34
Earnings from Continuing Operations Before Income Taxes	1,411	1,720	199	(1,569)	1,761
Income Tax Benefit (Expense)	(291)	(630)	297	-	(624)
Earnings from Continuing Operations	1,120	1,090	496	(1,569)	1,137
Discontinued Operations	32	-	(17)	-	15
Net Earnings	$ 1,152	$ 1,090	$ 479	$ (1,569)	$ 1,152

Fiscal Year Ended December 26, 2008	CSX Corporation	CSX Transportation	Other	Eliminations	Consolidated
Operating Revenue	$ -	$ 9,712	$ 1,675	$ (132)	$ 11,255
Operating Expense	(193)	7,511	1,289	(120)	8,487
Operating Income	193	2,201	386	(12)	2,768
Equity in Earnings of Subsidiaries	1,500	-	-	(1,500)	-
Interest Expense	(544)	(155)	(22)	202	(519)
Other Income - Net	110	118	62	(190)	100
Earnings from Continuing Operations Before Income Taxes	1,259	2,164	426	(1,500)	2,349
Income Tax Benefit (Expense)	106	(733)	(227)	-	(854)
Earnings from Continuing Operations	1,365	1,431	199	(1,500)	1,495
Discontinued Operations	-	-	(130)	-	(130)
Net Earnings	$ 1,365	$ 1,431	$ 69	$ (1,500)	$ 1,365

Fiscal Year Ended December 28, 2007	CSX Corporation	CSX Transportation	Other	Eliminations	Consolidated
Operating Revenue	$ -	$ 8,591	$ 1,546	$ (107)	$ 10,030
Operating Expense	(203)	6,894	1,176	(97)	7,770
Operating Income	203	1,697	370	(10)	2,260
Equity in Earnings of Subsidiaries	1,363	-	-	(1,363)	-
Interest Expense	(568)	(238)	(46)	435	(417)
Other Income - Net	166	154	210	(425)	105
Earnings from Continuing Operations Before Income Taxes	1,164	1,613	534	(1,363)	1,948
Income Tax Benefit (Expense)	62	(614)	(160)	-	(712)
Earnings from Continuing Operations	1,226	999	374	(1,363)	1,236
Discontinued Operations	110	-	(10)	-	100
Net Earnings	$ 1,336	$ 999	$ 364	$ (1,363)	$ 1,336

NOTE 19. Summarized Consolidating Financial Data, *continued*

Consolidating Balance Sheets

(Dollars in Millions)

December 25, 2009	Corporation	Transportation	Other	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and Cash Equivalents	$ 918	$ 30	$ 81	$ -	$ 1,029
Short-term Investments	-	-	61	-	61
Accounts Receivable - Net	4	888	103	-	995
Materials and Supplies	-	203	-	-	203
Deferred Income Taxes	13	137	8	-	158
Other Current Assets	19	32	533	(460)	124
Total Current Assets	954	1,290	786	(460)	2,570
Properties	4	29,739	1,338	-	31,081
Accumulated Depreciation	(6)	(7,036)	(826)	-	(7,868)
Properties - Net	(2)	22,703	512	-	23,213
Investments in Conrail	-	-	650	-	650
Affiliates and Other Companies	-	566	(128)	-	438
Investments in Consolidated Subsidiaries	15,474	-	47	(15,521)	-
Other Long-term Assets	46	75	87	(43)	165
Total Assets	$ 16,472	$ 24,634	$ 1,954	$ (16,024)	$ 27,036
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Accounts Payable	$ 111	$ 628	$ 228	$ -	$ 967
Labor and Fringe Benefits Payable	37	307	39	-	383
Payable to Affiliates	625	786	(962)	(449)	-
Casualty, Environmental and Other Reserves	-	168	22	-	190
Current Maturities of Long-term Debt	-	110	3	-	113
Income and Other Taxes Payable	32	182	(102)	-	112
Other Current Liabilities	1	97	13	(11)	100
Total Current Liabilities	$ 806	$ 2,278	$ (759)	$ (460)	$ 1,865
Casualty, Environmental and Other Reserves	-	449	98	-	547
Long-term Debt	6,557	1,334	4	-	7,895
Deferred Income Taxes	(337)	6,871	51	-	6,585
Long-term Payable to Affiliates	-	-	44	(44)	-
Other Long-term Liabilities	600	522	162	-	1,284
Total Liabilities	$ 7,626	$ 11,454	$ (400)	$ (504)	$ 18,176
Shareholders' Equity					
Common Stock, $1 Par Value	393	181	-	(181)	393
Other Capital	80	5,569	1,951	(7,520)	80
Retained Earnings	9,182	7,485	415	(7,900)	9,182
Accumulated Other Comprehensive Loss	(809)	(77)	(54)	131	(809)
Noncontrolling Minority Interest	-	22	42	(50)	14
Total Shareholders' Equity	8,846	13,180	2,354	(15,520)	8,860
Total Liabilities and Shareholders' Equity	$ 16,472	$ 24,634	$ 1,954	$ (16,024)	$ 27,036

NOTE 19. Summarized Consolidating Financial Data, *continued*

Consolidating Balance Sheets
(Dollars in Millions)

December 26, 2008	CSX Corporation	CSX Transportation	Other	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and Cash Equivalents	$ 559	$ 63	$ 47	$ -	$ 669
Short-term Investments	-	-	76	-	76
Accounts Receivable - Net	5	1,046	56	-	1,107
Materials and Supplies	-	217	-	-	217
Deferred Income Taxes	11	187	5	-	203
Other Current Assets	112	34	52	(79)	119
Total Current Assets	687	1,547	236	(79)	2,391
Properties	6	28,958	1,244	-	30,208
Accumulated Depreciation	(9)	(6,758)	(753)	-	(7,520)
Properties - Net	(3)	22,200	491	-	22,688
Investments in Conrail	-	-	609	-	609
Affiliates and Other Companies	-	527	(121)	-	406
Investments in Consolidated Subsidiaries	14,566	-	41	(14,607)	-
Other Long-term Assets	52	76	109	(43)	194
Total Assets	$ 15,302	$ 24,350	$ 1,365	$ (14,729)	$ 26,288
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Accounts Payable	$ 99	$ 739	$ 135	$ -	$ 973
Labor and Fringe Benefits Payable	40	366	59	-	465
Payable to Affiliates	455	765	(1,153)	(67)	-
Casualty, Environmental and Other Reserves	-	211	25	-	236
Current Maturities of Long-term Debt	200	116	3	-	319
Income and Other Taxes Payable	(2)	208	(81)	-	125
Other Current Liabilities	2	271	24	(11)	286
Total Current Liabilities	794	2,676	(988)	(78)	2,404
Casualty, Environmental and Other Reserves	1	547	95	-	643
Long-term Debt	6,058	1,447	7	-	7,512
Deferred Income Taxes	(629)	6,591	273	-	6,235
Long-term Payable to Affiliates	-	-	44	(44)	-
Other Long-term Liabilities	1,010	493	(36)	(41)	1,426
Total Liabilities	7,234	11,754	(605)	(163)	18,220
Shareholders' Equity					
Common Stock, $1 Par Value	391	181	-	(181)	391
Other Capital	-	5,566	1,923	(7,489)	-
Retained Earnings	8,398	6,870	148	(7,018)	8,398
Accumulated Other Comprehensive Loss	(741)	(41)	(104)	145	(741)
Noncontrolling Minority Interest	20	20	3	(23)	20
Total Shareholders' Equity	8,068	12,596	1,970	(14,566)	8,068
Total Liabilities and Shareholders' Equity	$ 15,302	$ 24,350	$ 1,365	$ (14,729)	$ 26,288

NOTE 19. Summarized Consolidating Financial Data, *continued*

Consolidating Cash Flow Statements

(Dollars in Millions)

Fiscal Year Ended December 25, 2009	CSX Corporation	CSX Transportation	Other	Eliminations	Consolidated
Operating Activities					
Net Cash Provided by (Used in) Operating Activities	$ 109	$ 3,004	$ (94)	$ (959)	$ 2,060
Investing Activities					
Property Additions	-	(1,352)	(95)	-	(1,447)
Purchases of Short-term Investments	-	-	-	-	-
Proceeds from Sales of Short-term Investments	-	-	-	-	-
Other Investing Activities	(87)	(360)	26	475	54
Net Cash Provided by (Used in) Investing Activities	(87)	(1,712)	(69)	475	(1,393)
Financing Activities					
Long-term Debt Issued	500	-	-	-	500
Long-term Debt Repaid	(200)	(120)	(3)	-	(323)
Dividends Paid	(352)	(475)	(2)	484	(345)
Stock Options Exercised	34	-	-	-	34
Other Financing Activities	355	(730)	202	-	(173)
Net Cash Provided by (Used in) Financing Activities	337	(1,325)	197	484	(307)
Net Increase (Decrease) in Cash and Cash Equivalents	359	(33)	34	-	360
Cash and Cash Equivalents at Beginning of Period	559	63	47	-	669
Cash and Cash Equivalents at End of Period	$ 918	$ 30	$ 81	$ -	$ 1,029

Fiscal Year Ended December 26, 2008	CSX Corporation	CSX Transportation	Other	Eliminations	Consolidated
Operating Activities					
Net Cash Provided by (Used in) Operating Activities	$ 1,093	$ 2,390	$ 139	$ (708)	$ 2,914
Investing Activities					
Property Additions	-	(1,635)	(105)	-	(1,740)
Purchases of Short-term Investments	(25)	-	-	-	(25)
Proceeds from Sales of Short-term Investments	280	-	-	-	280
Other Investing Activities	569	124	136	(793)	36
Net Cash Provided by (Used in) Investing Activities	824	(1,511)	31	(793)	(1,449)
Financing Activities					
Long-term Debt Issued	1,000	351	-	-	1,351
Long-term Debt Repaid	(518)	(121)	(3)	-	(642)
Dividends Paid	(314)	(325)	(27)	358	(308)
Stock Options Exercised	83	-	-	-	83
Shares Repurchased	(1,570)	-	-	-	(1,570)
Other Financing Activities	(337)	(776)	(108)	1,143	(78)
Net Cash Provided by (Used in) Financing Activities	(1,656)	(871)	(138)	1,501	(1,164)
Net Increase (Decrease) in Cash and Cash Equivalents	261	8	32	-	301
Cash and Cash Equivalents at Beginning of Period	298	55	15	-	368
Cash and Cash Equivalents at End of Period	$ 559	$ 63	$ 47	$ -	$ 669

NOTE 19. Summarized Consolidating Financial Data, *continued*

Consolidating Cash Flow Statements

(Dollars in Millions)

Fiscal Year Ended December 28, 2007	CSX Corporation	CSX Transportation	Other	Eliminations	Consolidated
Operating Activities					
Net Cash Provided by (Used in) Operating Activities	$ (871)	$ 2,321	$ 919	$ (185)	$ 2,184
Investing Activities					
Property Additions	(2)	(1,632)	(139)	-	(1,773)
Purchases of Short-term Investments	(2,338)	-	-	-	(2,338)
Proceeds from Sales of Short-term Investments	2,459	-	-	-	2,459
Other Investing Activities	513	235	(781)	(8)	(41)
Net Cash Provided by (Used in) Investing Activities	632	(1,397)	(920)	(8)	(1,693)
Financing Activities					
Long-term Debt Issued	2,000	381	-	-	2,381
Long-term Debt Repaid	(620)	(142)	(23)	-	(785)
Dividends Paid	(236)	(120)	(27)	152	(231)
Stock Options Exercised	153	-	-	-	153
Shares Repurchased	(2,174)	-	-	-	(2,174)
Other Financing Activities	998	(1,005)	38	41	72
Net Cash Provided by (Used in) Financing Activities	121	(886)	(12)	193	(584)
Net Increase (Decrease) in Cash and Cash Equivalents	(118)	38	(13)	-	(93)
Cash and Cash Equivalents at Beginning of Period	416	17	28	-	461
Cash and Cash Equivalents at End of Period	$ 298	$ 55	15	$ -	$ 368

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 25, 2009, under the supervision and with the participation of CSX's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that, as of December 25, 2009, the Company's disclosure controls and procedures were effective at the reasonable assurance level in timely alerting them to material information required to be included in CSX's periodic SEC reports. There were no changes in the Company's internal controls over financial reporting during the fourth quarter of 2009 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

CSX's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the management of CSX, including CSX's CEO and CFO, CSX conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 25, 2009 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission which is also referred to as COSO. Based on that evaluation, management of CSX concluded that the Company's internal control over financial reporting was effective as of December 25, 2009. Management's assessment of the effectiveness of internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

The Company's internal control over financial reporting as of December 25, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CSX Corporation

We have audited CSX Corporation's internal control over financial reporting as of December 25, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CSX Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CSX Corporation maintained, in all material respects, effective internal control over financial reporting as of December 25, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of CSX Corporation and our report dated February 19, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Independent Certified Public Accountants

Jacksonville, Florida
February 19, 2010

Changes in Internal Control over Financial Reporting

There were no material changes in the Company's internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance

In accordance with Instruction G(3) of Form 10-K, the information required by this item is incorporated herein by reference to the Proxy Statement. The Proxy Statement will be filed not later than April 24, 2010 with respect to its 2010 annual meeting of shareholders, except for the information regarding the executive officers of the Company. Information regarding executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. Executive Compensation

In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 13. Certain Relationships and Related Transactions, and Director Independence

In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 14. Principal Accounting Fees and Services

In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

CSX CORPORATION
PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

See Index to Consolidated Financial Statements on page 65.

(2) Financial Statement Schedules

The information required by Schedule II, *Valuation and Qualifying Accounts*, is included in Note 5 to the Consolidated Financial Statements, Casualty, Environmental and Other Reserves. All other financial statement schedules are not applicable.

(3) Exhibits

2.1	Distribution Agreement, dated as of July 26, 2004, by and among CSX Corporation, CSX Transportation, Inc., CSX Rail Holding Corporation, CSX Northeast Holding Corporation, Norfolk Southern Corporation, Norfolk Southern Railway Company, CRR Holdings LLC, Green Acquisition Corp., Conrail Inc., Consolidated Rail Corporation, New York Central Lines LLC, Pennsylvania Lines LLC, NYC Newco, Inc. and PRR Newco, Inc. (incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the Commission on September 2, 2004)
3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 14, 2004)
3.1(a)	Articles of Amendment to CSX Corporation's Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 5.03 to the Registrant's Current Report on Form 8-K filed with the Commission on July 18, 2006)
3.2	Bylaws of the Registrant, amended effective as of September 24, 2008 (incorporated herein by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K filed with the Commission on September 25, 2008)
	<u>Instruments Defining the Rights of Security Holders, Including Debentures:</u>
4.1(a)	Indenture, dated August 1, 1990, between the Registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to the Registrant's Form SE, dated September 7, 1990, filed with the Commission)

4.1(b) First Supplemental Indenture, dated as of June 15, 1991, between the Registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4(c) to the Registrant's Form SE, dated May 28, 1992, filed with the Commission)

4.1(c) Second Supplemental Indenture, dated as of May 6, 1997, between the Registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-4 (Registration No. 333-28523) filed with the Commission on June 5, 1997)

4.1(d) Third Supplemental Indenture, dated as of April 22, 1998, between the Registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Commission on May 12, 1998)

4.1(e) Fourth Supplemental Indenture, dated as of October 30, 2001, between the Registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Registrant's Report on Form 10-Q filed with the Commission on November 7, 2001)

4.1(f) Fifth Supplemental Indenture, dated as of October 27, 2003 between the Registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Registrant's Report on Form 8-K filed with the Commission on October 27, 2003)

4.1(g) Sixth Supplemental Indenture, dated as of September 23, 2004 between the Registrant and JP Morgan Chase Bank, formerly The Chase Manhattan Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Registrant's Report on Form 10-Q filed with the Commission on November 3, 2004)

4.1(h) Seventh Supplemental Indenture, dated as of April 25, 2007, between the Registrant and The Bank of New York (as successor to JP Morgan Chase Bank), as Trustee (incorporated herein by reference to Exhibit 4.4 to the Registrant's Report on Form 8-K filed with the Commission on April 26, 2007).

Pursuant to Regulation S-K, Item 601(b)(4)(iii), instruments that define the rights of holders of the Registrant's long-term debt securities, where the long-term debt securities authorized under each such instrument do not exceed 10% of the Registrant's total assets, have been omitted and will be furnished to the Commission upon request.

Material Contracts:

10.1** CSX Stock Plan for Directors (as amended through January 1, 2004) (incorporated herein by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2004)

10.2* ** CSX Directors' Pre-2005 Deferred Compensation Plan (as amended through January 8, 2008)

10.3* ** CSX Directors' Deferred Compensation Plan effective January 1, 2005

10.4** CSX Directors' Charitable Gift Plan, as amended (incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 4, 1994)

10.5** CSX Directors' Matching Gift Plan (as amended through December 31, 2003) (incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2004)

10.6** Railroad Retirement Benefits Agreement with M. J. Ward (incorporated herein by reference to Exhibit 10.13 to the Registrant's Report on Form 10-K filed with the Commission on February 26, 2003)

10.7** Employment Agreement with O. Munoz (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q filed with the Commission on July 30, 2003)

10.8** Form of Employment Agreement with executive officers (incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the Commission on January 6, 2005)

10.9** Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.17 of the Registrant's Report on Form 10-K filed with the Commission on March 4, 2002)

10.10** 1987 Long-term Performance Stock Plan, as Amended and Restated effective April 25, 1996 (as amended through February 7, 2003) (incorporated herein by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2004)

10.11** Deferred Compensation Program for Executives of CSX Corporation and Affiliated Companies (as amended through January 1, 1998) (incorporated herein by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2004)

10.12** 2002 Deferred Compensation Plan of CSX Corporation and Affiliated Corporations (as amended through February 7, 2003) (incorporated herein by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2004)

10.13** Supplementary Savings Plan and Incentive Award Deferral Plan for Eligible Executives of CSX Corporation and Affiliated Companies (as Amended through February 7, 2003) (incorporated herein by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2004)

10.14** Special Retirement Plan of CSX Corporation and Affiliated Companies (as amended through February 14, 2001) (incorporated herein by reference to Exhibit 10.23 to the Registrant's Report on Form 10-K filed with the Commission on March 4, 2002)

10.15** Supplemental Retirement Benefit Plan of CSX Corporation and Affiliated Companies (as amended through February 14, 2001) (incorporated herein by reference to Exhibit 10.24 of the Registrant's Report on Form 10-K filed with the Commission on March 4, 2002)

10.16** Senior Executive Incentive Compensation Plan (incorporated herein by reference to Appendix B to the Registrant's Definitive Proxy Statement filed with the Commission on March 17, 2000)

10.17* ** CSX Omnibus Incentive Plan (as Amended through December 12, 2007)

10.18 Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings LLC, with certain schedules thereto (incorporated herein by reference to Exhibit 10 to the Registrant's Current Report on Form 8-K filed with the Commission on July 8, 1997)

10.19 Amendment No. 1, dated as of August 22, 1998, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings LLC (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999)

10.20	Amendment No. 2, dated as of June 1, 1999, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings, LLC (incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999)
10.21	Amendment No. 3, dated as of August 1, 2000, to the Transaction Agreement by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation, and CRR Holdings LLC. (incorporated herein by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K dated March 1, 2001)
10.22	Amendment No. 4, dated and effective as of June 1, 1999, and executed in April 2004, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation, and CRR Holdings LLC (incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on August 6, 2004)
10.23	Amendment No. 5, dated as of August 27, 2004, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings LLC (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on September 2, 2004)
10.24	Shared Assets Area Operating Agreement for Detroit, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Corporation, with exhibit thereto (incorporated herein by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999)
10.25	Shared Assets Area Operating Agreement for North Jersey, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Company, with exhibit thereto (incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999)

10.26 Shared Assets Area Operating Agreement for southern Jersey/Philadelphia, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Company, with exhibit thereto (incorporated herein by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999)

10.27 Monongahela Usage Agreement, dated as of June 1, 1999, by and among CSX Transportation, Inc., Norfolk Southern Railway Company, Pennsylvania Lines LLC and New York Central Lines LLC, with exhibit thereto (incorporated herein by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999)

10.28 Tax Allocation Agreement, dated as of August 27, 2004, by and among CSX Corporation, Norfolk Southern Corporation, Green Acquisition Corp., Conrail Inc., Consolidated Rail Corporation, New York Central Lines LLC and Pennsylvania Lines LLC (incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on September 2, 2004)

10.29** Employment Agreement with David A. Brown, dated as of January 1, 2010.

10.30** Restricted Stock Award Agreement with David A. Brown

10.31** Restricted Stock Award Agreement with Lisa A. Mancini

10.32 Revolving Credit Agreement, dated May 4, 2006 (incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on May 9, 2006)

10.33** Long-term Incentive Plan, dated May 6, 2008 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on May 9, 2008)

10.34 Long-term Incentive Plan, dated May 5, 2009 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on May 11, 2009)

21* Subsidiaries of the Registrant

23* Consent of Independent Registered Public Accounting Firm

24* Powers of Attorney

31* Rule 13a-14(a) Certifications

32*	Section 1350 Certifications
99*	Annual CEO Certification pursuant to NYSE Rule 303A.12(a).

* Filed herewith
** Management Contract or Compensatory Plan or Arrangement
Note: Items not filed herewith have been submitted in previous SEC filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSX CORPORATION
(Registrant)

By: /s/ CAROLYN T. SIZEMORE
Carolyn T. Sizemore
Vice President and Controller
(Principal Accounting Officer)

Dated: February 18, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 18, 2010.

Signature	Title
/s/ MICHAEL J. WARD Michael J. Ward	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ OSCAR MUNOZ Oscar Munoz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ CAROLYN T. SIZEMORE Carolyn T. Sizemore	Vice President and Controller (Principal Accounting Officer)
/s/ ELLEN M. FITZSIMMONS Ellen M. Fitzsimmons	Senior Vice President - Law and Public Affairs *Attorney-in-Fact

Signature	Title
* Donna M. Alvarado	Director
* Alexandre Behring	Director
* John B. Breaux	Director
* Steven T. Halverson	Director
* Edward J. Kelly, III	Director
* Gilbert H. Lamphere	Director
* John D. McPherson	Director
* Timothy T. O'Toole	Director
* David M. Ratcliffe	Director
* Donald J. Shepard	Director

Subsidiaries of the Registrant

As of December 25, 2009, the Registrant was the beneficial owner of 100% of the common stock of the following significant subsidiaries:

CSX Transportation, Inc. (a Virginia corporation)
CSX Intermodal, Inc. (a Delaware corporation)

As of December 25, 2009, none of the other subsidiaries included in the Registrant's consolidated financial statements constitute a significant subsidiary.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

- Registration Statement (Form S-3ASR No. 333-140732)
- Registration Statement (Form S-8 No. 33-16230)
- Registration Statement (Form S-8 No. 33-41498)
- Registration Statement (Form S-8 No. 33-47655)
- Registration Statement (Form S-8 No. 33-57029)
- Registration Statement (Form S-8 No. 333-73429)
- Registration Statement (Form S-8 No. 333-110589)
- Registration Statement (Form S-8 No. 333-160650)
- Registration Statement (Form S-8 No. 333-160651)
- Registration Statement (Form S-8 No. 333-160652)

of our reports dated February 19, 2010, with respect to the consolidated financial statements of CSX Corporation and the effectiveness of internal control over financial reporting of CSX Corporation included in this Annual Report (Form 10-K) of CSX Corporation for the year ended December 25, 2009.

/s/ Ernst & Young LLP
Jacksonville, Florida
February 19, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned officers and directors of CSX CORPORATION, a Virginia Corporation, which is to file with the Securities and Exchange Commission, Washington, D. C., a Form 10-K for fiscal year ended December 25, 2009 hereby constitutes and appoints Carolyn T. Sizemore and Ellen M. Fitzsimmons his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead to sign said Form 10-K, and any and all amendments thereto, with power where appropriate to affix the corporate seal of CSX Corporation thereto and to attest said seal, and to file said Form 10-K, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

/s/ DONNA M. ALVARADO
Donna M. Alvarado
February 18, 2010

/s/ ALEXANDRE BEHRING
Alexandre Behring
February 18, 2010

/s/ JOHN B. BREAUX
John B. Breaux
February 18, 2010

/s/ STEVEN T. HALVERSON
Steven T. Halverson
February 18, 2010

/s/ EDWARD J. KELLY, III
Edward J. Kelly, III
February 18, 2010

/s/ GILBERT H. LAMPHERE
Gilbert H. Lamphere
February 18, 2010

/s/ JOHN D. McPHERSON
John D. McPherson
February 18, 2010

/s/ TIMOTHY T. O'TOOLE
Timothy T. O'Toole
February 18, 2010

/s/ DAVID M. RATCLIFFE
David M. Ratcliffe
February 18, 2010

/s/ DONALD J. SHEPARD
Donald J. Shepard
February 18, 2010

/s/ MICHAEL J. WARD
Michael J. Ward
February 18, 2010

CERTIFICATION OF CEO AND CFO PURSUANT TO EXCHANGE ACT RULE 13a - 14(a) OR RULE 15d-14(a)

I, Michael J. Ward, certify that:

1. I have reviewed this Annual Report on Form 10-K of CSX Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2010

/s/ MICHAEL J. WARD

Michael J. Ward
Chairman, President and Chief Executive Officer

I, Oscar Munoz, certify that:

1. I have reviewed this Annual Report on Form 10-K of CSX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2010

/s/ OSCAR MUNOZ

Oscar Munoz
Executive Vice President and Chief Financial Officer

CERTIFICATION OF CEO AND CFO REQUIRED BY RULE 13a-14(b) OR RULE 15D-14(b) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE U.S. CODE

In connection with the Annual Report of CSX Corporation on Form 10-K for the fiscal year ended December 25, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael J. Ward, Chief Executive Officer of the registrant, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: February 18, 2010

/s/ MICHAEL J. WARD
Michael J. Ward
Chairman, President and Chief Executive Officer

In connection with the Annual Report of CSX Corporation on Form 10-K for the fiscal year ended December 25, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Oscar Munoz, Chief Financial Officer of the registrant, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

Date: February 18, 2010

/s/ OSCAR MUNOZ
Oscar Munoz
Executive Vice President and Chief Financial Officer

Exhibit 99

Form Last Updated by the NYSE on April 28, 2006

NYSE Regulation

Domestic Company
Section 303A
Annual CEO Certification

As the Chief Executive Officer of CSX Corporation (CSX), and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's corporate governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed on Exhibit H to the Company's Domestic Company Section 303A Annual Written Affirmation.

This certification is:

[x] Without qualification

or

[ ] With qualification

By: /s/ MICHAEL WARD

Print Name: Michael Ward

Title: Chairman, President and Chief Executive Officer

Date: May 29, 2009

Note: THE NYSE WILL NOT ACCEPT IF RETYPED, MODIFIED OR IF ANY TEXT IS DELETED. If you have any questions regarding applicability to your Company's circumstances, please call the Corporate Governance department prior to submission.

Date Submitted: May 29, 2009

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CSX

500 Water Street, 15th Floor

Jacksonville, FL 32202

www.csx.com


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